EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER
by and among
Integra LifeSciences Holdings Corporation;
ILS OCEAN 12-20 CORP.;
ACell, INC.;
and
FORTIS ADVISORS LLC, as the Security holders’ Representative
Dated as of December 15, 2020

Page

1

4811-8328-4177 v.14

(continued)
Page

2

(continued)
Page

3

(continued)
Page

10.12 Conflict of Interest	87
10.13 Attorney-Client Privilege	87
10.14 No Implied Representations	88
10.15 Specific Performance	88
10.16 Construction.	88
10.17 Disclosure Schedule	89

4

Exhibits

Exhibit A    -    Certain Definitions
Exhibit B-1    -    Form of Written Consent
Exhibit B-2    -    Form of Support Agreements
Exhibit C    -    Form of Letter of Transmittal
Exhibit D    -    Illustrative Example of Adjustment Amount
Exhibit E    -    Illustrative Calculation of Closing Date Net Working Capital
Exhibit F    -    Form of Escrow Agreement
Exhibit G    -    Illustrative Calculation of Earnout Payments
Exhibit H    -    HCP Attestation
Exhibit I     -     Form of Securityholders’ Representative NDA

Schedule I     -    Form of Non-Competition Agreement and List of Signatories
Schedule II    -     Severance Amount
Schedule III    -     Termination Letter

5

AGREEMENT AND PLAN OF MERGER
This Agreement and Plan of Merger (as may be amended from time to time, this “Agreement”) is made and entered into as of December 15, 2020, by and among: Integra LifeSciences Holdings Corporation, a Delaware corporation (“Parent”); ILS Ocean 12-20 Corp., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”); ACell Inc., a Delaware corporation (the “Company”); and Fortis Advisors LLC, a Delaware limited liability company, as the Securityholders’ Representative. Certain capitalized terms used in this Agreement are defined in Exhibit A.
Recitals
A.Parent, Merger Sub and the Company intend to effect a merger of Merger Sub into the Company (the “Merger”) in accordance with this Agreement and the Delaware General Corporation Law, as amended (the “DGCL”). Upon consummation of the Merger, Merger Sub will cease to exist as a separate corporate entity, and the Company will become a wholly-owned subsidiary of Parent.
B.The respective boards of directors of Parent, Merger Sub and the Company have approved this Agreement and approved the Merger and the other transactions contemplated by this Agreement (the “Transactions”).
C.As a material inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement, promptly after the execution and delivery of this Agreement and in any event within twenty-four (24) hours, the Company shall have obtained (i) the Initial Company Stockholder Vote via Written Consents in the form attached hereto as Exhibit B-1 and Support Agreements in the form attached hereto as Exhibit B-2 (the “Support Agreements”) from holders representing the Initial Company Stockholder Vote.
D.As a material inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement, concurrently with the execution of this Agreement those Persons set forth on Part 1 of Schedule I have entered into a Stockholder Non-Competition and Non-Solicitation Agreement in the form set forth on Part 2 of Schedule I by and between such Person and Parent.
Agreement
The parties to this Agreement, intending to be legally bound, agree as follows:
Section 1.Description of Transaction
a.Merger of Merger Sub into the Company
. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company, and the separate existence of Merger Sub shall cease. The Company will continue as the surviving corporation in the Merger (the “Surviving Corporation”) and an indirect wholly-owned subsidiary of Parent.

b.Effect of the Merger
. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, except as otherwise agreed pursuant to the terms of this Agreement, all of the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.
c.Closing; Effective Time
. Unless otherwise mutually agreed in writing between the Company and Parent, the consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place at the Company’s offices, at 10:00 a.m. New York time on either (i) January 4, 2021; provided that, all conditions set forth in Section 6 (Conditions Precedent to the Obligations of Parent and Merger Sub) and Section 7 (Conditions Precedent to the Obligations of the Company) are satisfied on or before December 30, 2020 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions) or (ii) otherwise, the date after January 4, 2021 that is the second Business Day after the date on which the last to be satisfied or waived of the conditions set forth in Section 6 (Conditions Precedent to the Obligations of Parent and Merger Sub) and Section 7 (Conditions Precedent to the Obligations of the Company) are satisfied (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions) (the actual date of the Closing, the “Closing Date”). Subject to the provisions of this Agreement, a certificate of merger satisfying the applicable requirements of the DGCL (the “Certificate of Merger”) shall be duly executed by the Company and, concurrently with or as soon as practicable following the Closing (but no later than the Closing Date and no earlier than the confirmation of receipt of the Upfront Payment Amount by the Payment Agent to Parent and the Company), delivered to and filed with the Secretary of State of the State of Delaware in accordance with the DGCL. The Merger shall become effective upon the date and time of the filing of such Certificate of Merger with the Secretary of State of the State of Delaware, or at such later time as may be mutually agreed in writing by the Company and Parent and specified in the Certificate of Merger (the “Effective Time”).
d.Certificate of Incorporation and Bylaws; Directors and Officers.
(i)The certificate of incorporation of the Surviving Corporation shall be amended and restated as of the Effective Time to conform to the certificate of incorporation of Merger Sub as in effect immediately prior to the Effective Time until amended in accordance with the DGCL, except that the certificate of incorporation shall be amended to change the name of the Surviving Corporation to “ACell, Inc.”.
(ii)The bylaws of the Surviving Corporation shall be amended and restated immediately as of the Effective Time to conform to the bylaws of Merger Sub as in effect immediately prior to the Effective Time until amended in accordance with the DGCL.

(iii)The directors and officers of the Surviving Corporation as of the Effective Time shall be the respective individuals who are directors and officers of Merger Sub immediately prior to the Effective Time, until the earlier of their removal or resignation or until their respective successors are duly elected and qualified, as the case may be.
e.Conversion of Shares
. At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any Securityholder:
(i)any shares of Company Capital Stock then held by the Company (or held in the Company’s treasury) shall be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;
(ii)any shares of Company Capital Stock then held by Parent, Merger Sub or any other Subsidiary of Parent shall be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;
(iii)except as provided in subsections (a) and (b) of this Section 1.5 (Conversion of Shares) and subject to Sections 1.10 (Exchange/Payment), 1.11 (Post-Closing Adjustment to Closing Merger Consideration Amount), 1.12 (Earnout Consideration), 1.13 (PPP Forgiveness), 1.14 (Post-Closing Distributions), 1.15 (Appraisal Rights) and 1.16 (Securityholders’ Representative), each share of Company Preferred Stock issued and outstanding immediately prior to the Effective Time (except for Dissenting Shares) shall cease to be an existing and issued share of Company Preferred Stock, and shall be converted, by virtue of the Merger and without any action on the part of the holders thereof, into the right to receive, without interest, an amount in cash (i) at Closing equal to (x) the aggregate number of shares of Company Common Stock into which such share of Company Preferred Stock is convertible pursuant to the Company Charter immediately prior to the Effective Time multiplied by (y) the Per Share Upfront Merger Consideration and (ii) in the event any Earnout Payment becomes due pursuant to Section 1.12, (x) the aggregate number of shares of Company Common Stock into which such share of Company Preferred Stock is convertible pursuant to the Company Charter immediately prior to the Effective Time multiplied by (y) the Per Share Earnout Payment for each such Earnout Payment;
(iv)except as provided in subsections (a) and (b) of this Section 1.5 (Conversion of Shares) and subject to Sections 1.10 (Exchange/Payment), 1.11 (Post-Closing Adjustment to Closing Merger Consideration Amount), 1.12 (Earnout Consideration), 1.13 (PPP Forgiveness), 1.14 (Post-Closing Distributions), 1.15 (Appraisal Rights) and 1.16 (Securityholders’ Representative), each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (except for Dissenting Shares) shall cease to be an existing and issued share of Company Common Stock, and shall be converted, by virtue of the Merger and without any action on the part of the holders thereof, into the right to receive, without interest, an amount in cash equal to the Per Share Upfront Merger Consideration and, in the event any Earnout

Payment becomes due pursuant to Section 1.12, the Per Share Earnout Payment for each such Earnout Payment; and
(v)each share of the common stock, $1.00 par value per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one share of validly issued, fully paid and nonassessable common stock of the Surviving Corporation such that immediately following the Effective Time, Parent shall become the sole and exclusive owner of all of the issued and outstanding capital stock of the Company as the Surviving Corporation.
f.Treatment of Company Options.
(i)Company Options shall not be continued, assumed or substituted by the Surviving Corporation or the Parent as part of the Merger. Instead, subject to Sections 1.10 (Exchange/Payment), 1.11 (Post-Closing Adjustment to Closing Merger Consideration Amount), 1.12 (Earnout Consideration), 1.13 (PPP Forgiveness), 1.14 (Post-Closing Distributions) and 1.16 (Securityholders’ Representative), contingent on and effective immediately prior to the Effective Time, each Company Option that is outstanding and unexercised immediately prior to the Effective Time, whether under the Equity Incentive Plans or otherwise, whether or not vested or exercisable (other than Company Performance Options), shall become fully vested and exercisable immediately prior to the Effective Time and to the extent not exercised prior to the Effective Time, shall be cancelled at the Effective Time and, in consideration of such cancellation, the holder thereof shall be entitled to receive, without interest, no later than at the time prescribed in Section 1.10, a cash payment in an amount equal to (i) the aggregate number of shares of Company Common Stock issuable upon the exercise of such Company Option, multiplied by (ii) the amount by which the Per Share Upfront Merger Consideration exceeds the exercise price per share of such Company Option (the “Closing Options Payout Amount”) and in the event any Earnout Payment becomes due pursuant to Section 1.12, each such Per Share Earnout Payment, less applicable Taxes required to be withheld pursuant to Section 1.10(e). For the avoidance of doubt, any Company Option that has an exercise price per share of Company Common Stock that is greater than or equal to the Per Share Upfront Merger Consideration shall be cancelled at the Effective Time for no consideration or payment.
(ii)Any Company Option that is a Company Performance Option shall be cancelled at the Effective Time for no consideration or payment.
(iii)The Company agrees that the Company Board shall adopt such resolutions or take such other actions (including obtaining any required consents) prior to the Effective Time as may be required to effect the transactions described in Section 1.6 (Treatment of Company Options).
g.Payoff Letters
.
(i)Prior to the Closing, but no later than five Business Days prior to the Closing Date, the Company shall deliver customary payoff letters in form and substance reasonably acceptable to Parent (each a “Payoff Letter”) for the Closing Date Indebtedness set forth on

Section 1.7 of the Disclosure Schedule and all other indebtedness for borrowed money incurred between the date hereof and the Closing Date other than the Settlement Debt (collectively, the “Terminated Indebtedness”), which shall provide that upon receipt from or on behalf of the Company of the pay-off amount set forth in the Payoff Letter, (a) the Terminated Indebtedness incurred shall be satisfied, and all obligations of the lenders terminated (other than those that customarily survive in payoff letters) and (b) if any Terminated Indebtedness is secured, all Liens relating to the assets, rights and properties of the Company with respect to such secured Terminated Indebtedness shall be released and terminated without any further action by the secured parties or the Company or its designee shall be entitled to file documents to reflect the release of such Liens. At the Closing, subject to compliance by the Company with its obligations under Section 1.11, Section 4.2 and delivery of such Payoff Letters by the lenders pursuant to the immediately preceding sentence and any other information as may be reasonably required to determine amounts required to pay off, discharge and terminate the Terminated Indebtedness, Parent shall, or shall cause, all Terminated Indebtedness to be paid off and/or terminated.
(ii)Immediately after the Closing, Parent shall pay by wire transfer, all Settlement Debt that represents the criminal settlement amount due from the Company under the Settlement Agreement, as expressly accelerated in Paragraph 8(d) of the plea agreement, to the United States in accordance with the Settlement Agreement. Within 15 days after the Closing, Parent shall pay by wire transfer, all Settlement Debt that represents the civil settlement amount due from the Company under the Settlement Agreement, as expressly accelerated in Section 1(e) of the civil settlement agreement, to the United States and Medicaid Participating States in accordance with the Settlement Agreement.
h.Further Action
. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of Merger Sub and the Company, the officers and directors of the Surviving Corporation and Parent shall take such action, so long as such action is not inconsistent with this Agreement.
i.Closing of the Company’s Transfer Books
. At the Effective Time: (a) all shares of Company Capital Stock outstanding immediately prior to the Effective Time shall automatically be cancelled and retired and shall cease to exist, and all holders of certificates representing shares of Company Capital Stock that were outstanding immediately prior to the Effective Time shall cease to have any rights as stockholders of the Company, and each certificate representing any such Company Capital Stock (a “Company Stock Certificate”) or uncertificated book-entry shares (a “Book-Entry”) shall thereafter represent the right to receive the consideration referred to in Section 1.5 (Conversion of Shares) (or if applicable, Section 1.15 (Appraisal Rights)), if any; and (b) the stock transfer books of the Company shall be closed with respect to all shares of Company Capital Stock outstanding immediately prior to the Effective Time. No further transfer of any such shares of Company Capital Stock shall be made on such stock transfer books after the Effective Time. If, after the

Effective Time, a Company Stock Certificate or a Book-Entry is presented to the Payment Agent or to the Surviving Corporation or Parent, such Company Stock Certificate or a Book-Entry shall be cancelled and shall be exchanged as provided in Section 1.10 (Exchange/Payment).
j.Exchange/Payment.
(i)Prior to the Closing Date, Parent shall select a reputable bank or trust company reasonably acceptable to the Company to act as payment agent in the Merger (the “Payment Agent”) and enter into a payment agent agreement in form and substance reasonably acceptable to the Company. Prior to the Closing, Parent shall pay the Payment Agent any upfront administration fee of the Payment Agent and shall deposit, or shall cause to be deposited, with the Payment Agent cash in the amount of the Upfront Payment Amount. As soon as practicable after the Effective Time, but in no event later than three Business Days after the Effective Time, the Payment Agent shall mail to the holders of Company Capital Stock and the Non-Employee Option Holders, in each case as of immediately prior to the Effective Time: (i) a letter of transmittal in substantially the form attached hereto as Exhibit C (which shall include a waiver and release pursuant to which holder of Company Capital Stock and the Non-Employee Option Holders executes a full and unconditional release regarding any and all claims as a Securityholder, as a condition to receiving the Per Share Upfront Merger Consideration, in favor of Parent, Merger Sub and the Surviving Corporation and its subsidiaries and each of their directors, officers, managers, employees and Affiliates) (the “Letter of Transmittal”), (ii) instructions for use in effecting the surrender of Company Stock Certificates or Book-Entries, if applicable, in exchange for the cash amounts payable in accordance with Section 1.5 (Conversion of Shares), and (iii) instructions for use in effecting the surrender of Company Options held by Non-Employee Option Holders in exchange for the cash amounts payable in accordance with Section 1.6 (Treatment of Company Options). As soon as reasonably practicable upon the later of the Closing and the surrender of a Company Stock Certificate or a Book-Entry to the Payment Agent for payment, together with a duly executed Letter of Transmittal, (A) the Payment Agent shall, and Parent shall cause the Payment Agent to, pay the holder of such Company Stock Certificate, or a Book-Entry, as applicable, in exchange therefor, the cash amounts payable in accordance with Section 1.5 (Conversion of Shares) and Section 1.6 (Treatment of Company Options) for each share evidenced by such Company Stock Certificate or a Book-Entry, as applicable (other than amounts payable in respect of Employee Options), and (B) the Company Stock Certificate or a Book-Entry, as applicable, so surrendered shall be cancelled. If any Company Stock Certificate shall have been lost, stolen or destroyed, Parent or the Payment Agent, as applicable, may, as a condition to the payment of the consideration hereunder with respect to each share of Company Capital Stock evidenced by such Company Stock Certificate, require the owner of such Company Stock Certificate to provide a reasonably appropriate affidavit to Parent or the Payment Agent, as applicable. As soon as reasonably practicable upon surrender to the Payment Agent of a duly executed Letter of Transmittal, the Payment Agent shall, and Parent shall cause the Payment Agent to, pay each Non-Employee Option Holder, in exchange therefor, the cash amounts payable to such Person in accordance with Section 1.6 (Treatment of Company Options). Notwithstanding the foregoing, Parent and the Company shall use commercially reasonable efforts to cause (x) the Letter of Transmittal to be made available to each holder of Company Stock Certificate and Book-Entry (if applicable), and to each Non-Employee Option Holder, in each case, prior to the Effective Time, and (y) such Person’s Letter of Transmittal to be reviewed and processed prior to the Effective Time, such that, so long as the Payment Agent receives the Letter of Transmittal by the deadline set forth in the Letter of Transmittal and such Person continues to hold the Company Capital Stock or Company Options, as applicable, described in the Letter of Transmittal as of immediately prior to the Effective Time, such Person will be paid the payment in cash described in Sections 1.5 (Conversion of Shares) and 1.6 (Treatment of Company Options), as applicable, with respect to such Letter of Transmittal on the Closing Date. Notwithstanding the foregoing, in the event that any Non-Employee Option Holder fails to deliver a duly executed Letter of Transmittal by the deadline set forth therein, the Company shall provide the Payment Agent such information with respect to such Non-Employee Option Holder as requested by the Payment Agent, and upon receipt of such information by the Payment Agent such Non-Employee Option Holder will be paid the payment in cash described in Sections 1.6 (Treatment of Company Options). All consideration paid upon the surrender of Company Stock Certificates or Book-Entries (or affidavits of loss in lieu thereof as set forth in this Section 1.10(a)) in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Capital Stock represented thereby. No interest will be paid or accrued on any amount payable for shares of Company Capital Stock pursuant to this Section 1.
(ii)On the regular payment date for the next full payroll period that occurs at least five Business Days following the Effective Time (or, in the case of any distribution made pursuant to Sections 1.6(a) (Treatment of Company Options)) and subject to Section 1.10(e) (Exchange/Payment), Parent shall cause the Surviving Corporation to pay to each Employee Option Holder the applicable amount required to be paid pursuant to Sections 1.6(a) (Treatment of Company Options), with respect to such individual’s Employee Options.
(iii)Any portion of the amounts payable in accordance with Sections 1.5 (Conversion of Shares), 1.6 (Treatment of Company Options), 1.11 (Post-Closing Adjustment to Closing Merger Consideration Amount), 1.12 (Earnout Consideration) and 1.14 (Post-Closing Distributions) that remains undistributed by the Payment Agent to a Securityholder as of 12 months after the date of deposit of such amounts with the Payment Agent shall be delivered to Parent upon demand. Notwithstanding the foregoing, (i) any Securityholder who has not theretofore surrendered the documentation contemplated under this Section 1.10 (Exchange/Payment) shall thereafter look only to the Surviving Corporation and only as general creditors thereof for satisfaction of their claims for the cash amounts payable in accordance with Sections 1.5 (Conversion of Shares), 1.6 (Treatment of Company Options), 1.11 (Post-Closing Adjustment to Closing Merger Consideration Amount), 1.12 (Earnout Consideration) and 1.14 (Post-Closing Distributions), as applicable, and (ii) neither Parent, the Surviving Corporation nor any of their Affiliates shall have liability to any Securityholder or other Person for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws.
(iv)Neither Parent nor the Surviving Corporation shall be liable to any holder or former holder of Company Capital Stock or Company Options with respect to any amounts properly delivered to any public official pursuant to any applicable abandoned property Law or escheat Law.
(v)Each of Parent, the Company, the Surviving Corporation and the Payment Agent (each a “Withholding Agent”) will be entitled to deduct and withhold from the consideration otherwise payable under this Agreement to any Person the amounts such Withholding Agent is required to deduct and withhold under the Code or any other Tax Law. If any withholding obligation may be reduced or avoided by any holder of Company Capital Stock, or Company Options providing information or documentation to a Withholding Agent, the Withholding Agent shall use commercially reasonable efforts to reduce or avoid such withholding obligation upon receipt from a Securityholder of information or documentation providing for the same. To the extent that amounts are so withheld and properly paid-over to the applicable Governmental Body in accordance with applicable Law, such withheld and paid over amounts will be treated as having been paid to such Person in respect of which such deduction and withholding was made.
(vi)After Parent delivers any payment to the Payment Agent pursuant to Sections 1.5 (Conversion of Shares), 1.6 (Treatment of Company Options), 1.11 (Post-Closing Adjustment to Closing Merger Consideration Amount), 1.12 (Earnout Consideration) and 1.14 (Post-Closing Distributions) in accordance with any Closing Payment Schedule, each Stockholder will be entitled to look only to the Payment Agent (or, solely if applicable under Section 1.10(c), the Surviving Corporation) for any payments due and payable to such Stockholder pursuant to Sections 1.5 (Conversion of Shares), 1.6 (Treatment of Company Options), 1.11 (Post-Closing Adjustment to Closing Merger Consideration Amount), 1.12 (Earnout Consideration) and 1.14 (Post-Closing Distributions) following the delivery of such Stockholders duly executed Letter of Transmittal, pursuant to this Agreement.
k.Post-Closing Adjustment to Closing Merger Consideration Amount.
(i)Not fewer than five Business Days prior to the Closing Date, the Company shall deliver to Parent the Estimated Closing Statement and the Closing Payment Schedule accompanied by reasonable supporting detail relating to each component (including bank statements dated as of the date that the Estimated Closing Statement is provided, a reconciliation between any differences in the Estimated Closing Date Cash Amount and the bank statement, debt payoff letters (including Payoff Letters) and invoices). Upon the delivery of the Estimated Closing Statement, the Company will reasonably make available to Parent and its representatives the work papers and other books and records used in preparing the Estimated Closing Statement. The Company shall consider in good faith any potential adjustments to the Estimated Closing Statement and Closing Payment Schedule raised by Parent prior to the Closing and, make any corresponding changes to the Estimated Closing Statement and the Closing Payment Schedule that the Company reasonably deems appropriate based on Parent’s proposed adjustments and shall, at least two Business Days prior to the Closing, reissue the Estimated Closing Statement, Closing Payment Schedule and each component thereof along with any such revisions that the Company has determined are appropriate.

(ii)Within 90 days following the Closing, Parent shall prepare and deliver to the Securityholders’ Representative a written statement (the “Closing Statement”) setting forth (i) an unaudited Closing Date Balance Sheet and (ii) in reasonable detail its calculation of (A) the Closing Date Net Working Capital and the Final Net Working Capital Adjustment, (B) the Closing Date Cash Amount, (C) the Closing Date Indebtedness, (D) the Closing Date Transaction Expenses and (E) the Settlement Debt. Subject to applicable Laws relating to the exchange of information and except as required to comply with any COVID-19 Measures, following the Closing, Parent shall provide to the Securityholders’ Representative and its representatives reasonable access, during regular business hours, in such a manner as to not interfere with the normal operation of Parent or the Surviving Corporation (subject to the execution of customary work paper access letters, if requested), to work papers and books and records relating to the preparation of the Closing Statement and to the employees of the Company, who are knowledgeable about the preparation of the Closing Statement, in each case, solely for the purpose of assisting the Securityholders’ Representative and its representatives in their review of the Closing Statement and the calculations contained therein.
(iii)If the Securityholders’ Representative disagrees with the calculations in the Closing Statement, the Securityholders’ Representative shall notify Parent of such disagreement in writing (the “Dispute Notice”) no later than the 30th day after delivery of the Closing Statement. The Dispute Notice must set forth in reasonable detail (i) any item on the Closing Statement which the Securityholders’ Representative believes has not been prepared in accordance with this Agreement and the Securityholders’ Representative’s determination of the amount of such item and (ii) the Securityholders’ Representative’s alternative calculation of the Closing Date Net Working Capital and Final Net Working Capital Adjustment, the Closing Date Cash Amount, the Closing Date Indebtedness or the Closing Date Transaction Expenses, as the case may be. The Dispute Notice shall include only disagreements based on mathematical errors or the failure of the Closing Date Net Working Capital, Final Net Working Capital Adjustment, the Closing Date Cash Amount, the Closing Date Indebtedness or the Closing Date Transaction Expenses to be calculated in accordance with this Section 1.11 (Post-Closing Adjustment to Closing Merger Consideration Amount), the Accounting Principles and the definitions contained in this Agreement (including the inclusion or exclusion of items in the definition and the magnitude of the included or excluded items). Any item or amount that the Securityholders’ Representative does not validly dispute in reasonable detail in the Dispute Notice within such period shall be final, binding and conclusive for all purposes hereunder.
(iv)In the event any such Dispute Notice is timely provided, Parent and Securityholders’ Representative shall use commercially reasonable efforts for a period of 30 days after the date of such Dispute Notice (or such longer period as they may mutually agree in writing) to resolve any disagreements with respect to the calculations included in the Closing Statement that were disputed in the Dispute Notice and all such discussions and negotiations related thereto shall (unless otherwise agreed in writing by Parent and the Securityholders’ Representative) be governed by Rule 408 of the Federal Rules of Evidence (as in effect as of the date of this Agreement) and any applicable similar state rule. If, at the end of such 30-day period (or such longer period as mutually agreed in writing), the Securityholders’ Representative and Parent remain unable to resolve the dispute in its entirety, then the unresolved items and amounts thereof in dispute shall be submitted to Ernst & Young LLP, or, if Ernst & Young LLP is not available or is providing accounting, tax or audit services to Parent or its controlled Affiliates or the Company for which it is receiving material compensation, a nationally recognized financial services firm, reasonably acceptable to Parent and the Securityholders’ Representative, which shall not be the independent accountants, tax advisors (other than with respect to immaterial matters) or auditors of Parent or the Company (the “Dispute Auditor”). The Dispute Auditor shall act as an expert and not an arbitrator in resolving the matters submitted to it. The Dispute Auditor shall determine, based solely on the provisions of this Section 1.11 (PostClosing Adjustment to Closing Merger Consideration Amount), the Accounting Principles and the written presentations by the Securityholders’ Representative and Parent, and not by independent review, only those items and amounts that remain then in dispute as set forth in the Dispute Notice.
(v)The Dispute Auditor’s determination of the Closing Date Net Working Capital, the Final Net Working Capital Adjustment, the Closing Date Cash Amount, the Closing Date Indebtedness or the Closing Date Transaction Expenses, as applicable, shall be made within 30 days after the dispute is submitted for its determination and shall be set forth in a written statement delivered to the Securityholders’ Representative and Parent. A judgment of a court of competent jurisdiction selected pursuant to Section 10.5 (Applicable Law; Jurisdiction) hereof may be entered following the Dispute Auditor’s determination solely for the purposes of enforcing the payment of the specific amount provided by the Dispute Auditor; provided that no party shall make any filing to obtain such judgment unless (i) the payment required by such determination shall not have been made and (ii) 15 days shall have elapsed following delivery of the Dispute Auditor’s determination and; provided, further, that any filing to obtain such judgment shall respect the confidential nature of the dispute resolution process provided in this Section 1.11 (PostClosing Adjustment to Closing Merger Consideration Amount) and shall disclose the details of the dispute only to the extent necessary to obtain a judgment for such payment. The Dispute Auditor have exclusive jurisdiction over, and resorting to the Dispute Auditor as provided in this Section 1.11 (Post-Closing Adjustment to Closing Merger Consideration Amount) shall be the only recourse and remedy of the parties against one another with respect to, those items and amounts that remain in dispute under this Section 1.11 (Post-Closing Adjustment to Closing Merger Consideration Amount), and Parent shall not be entitled to seek indemnification or recovery of any attorneys’ fees or other professional fees incurred by Parent in connection with any dispute governed by this Section 1.11 (Post-Closing Adjustment to Closing Merger Consideration Amount). The Dispute Auditor shall allocate its fees and expenses between Parent and the Securityholders’ Representative (on behalf of the Participating Securityholders) in the proportion that Parent’s position, on the one hand, and the Securityholders’ Representative, on the other hand (based on the aggregate of all differences taken as a whole), bear to the final resolution as determined by the Dispute Auditor.
(vi)The Securityholders’ Representative and Parent shall, and shall cause their respective Affiliates and representatives to, cooperate in good faith with the Dispute Auditor, and shall give the Dispute Auditor access to all data and other information it reasonably requests for purposes of such resolution. In no event shall the decision of the Dispute Auditor assign a value to any item greater than the greatest value for such item claimed by either Parent or Securityholders’ Representative or lesser than the smallest value for such item claimed by either

Parent or Securityholders’ Representative. Any determinations made by the Dispute Auditor pursuant to this Section 1.11 (Post-Closing Adjustment to Closing Merger Consideration Amount) shall be final, binding and conclusive on the parties hereto, absent manifest error or common law fraud.
(vii)“Adjustment Amount” shall mean the net amount, which may be positive or negative, equal to: (i)  (a) the amount of the Final Net Working Capital Adjustment (based on the Closing Date Net Working Capital (as finally determined in accordance with this Section 1.11 (Post-Closing Adjustment to Closing Merger Consideration Amount)) minus (b) the Estimated Closing Date Net Working Capital Adjustment (which amount may be positive or negative)); plus (ii) (a) the Closing Date Cash Amount (as finally determined in accordance with this Section 1.11 (Post-Closing Adjustment to Closing Merger Consideration Amount)); minus (b) the Estimated Closing Date Cash Amount; plus (iii) (a) the Estimated Closing Date Indebtedness; minus (b) the amount of Closing Date Indebtedness (as finally determined in accordance with this Section 1.11 (Post-Closing Adjustment to Closing Merger Consideration Amount)); plus (iv) (a) the Estimated Closing Date Transaction Expenses; minus (b) the amount of Closing Date Transaction Expenses (as finally determined in accordance with this Section 1.11 (Post-Closing Adjustment to Closing Merger Consideration Amount)). For the avoidance of doubt, an illustrative example of the adjustment pursuant to this Section 1.11(g) (Post-Closing Adjustment to Closing Merger Consideration Amount) is set forth in Exhibit D.
(viii)If the Adjustment Amount is zero or a positive number, then within ten Business Days after the final determination of the amount, Parent and the Securityholders’ Representative shall deliver Joint Written Instructions to the Escrow Agent instructing the Escrow Agent to release the Purchase Price Escrow Amount and Parent shall pay the Adjustment Amount to (x) to the Payment Agent for further distribution to the Participating Securityholders that are holders of Company Common Stock or the Non-Employee Option Holders (other than amounts payable in respect of Employee Options) based on each such Participating Securityholder’s Ownership Percentage and (y) to the Surviving Corporation for the Participating Securityholders who are Employee Option Holders based on each such individual’s Ownership Percentage in respect of such individual’s Employee Options. Subject to Section 1.10(e), on the regular payment date for the next full payroll period that occurs at least five Business Days after receipt by the Surviving Corporation of the applicable amount, Parent shall cause the Surviving Corporation to pay the portion of the Adjustment Amount and Purchase Price Escrow Amount due to the Participating Securityholders who are Employee Option Holders based on each such individual’s Ownership Percentage in respect of such individual’s Employee Options for payment by the Surviving Corporation. Prior to any such distribution of the Adjustment Amount or Purchase Price Escrow Amount to the Participating Securityholders, the Securityholders’ Representative shall deliver to Parent and the Payment Agent an updated Closing Payment Schedule (which need not be certified) setting forth the portion of the Adjustment Amount payable to each Participating Securityholder.
(ix)If the Adjustment Amount is a negative number and its absolute value is equal to or greater than the Purchase Price Escrow Amount then within ten Business Days after the final determination of such amount, Parent and the Securityholders’ Representative shall deliver Joint

Written Instructions to the Escrow Agent instructing the Escrow Agent to release (i) the Purchase Price Escrow Amount and (ii) any amount by which the Adjustment Amount exceeds the Purchase Price Escrow Amount from the Retention Escrow Fund, in each case, to Parent.
1.If the Adjustment Amount is a negative number with an absolute value that is lower than the Purchase Price Escrow Amount (such difference between the Adjustment Amount and the Purchase Price Escrow Amount, the “Shortfall”), then within ten Business Days after the final determination of such amount, Parent and the Securityholders’ Representative shall deliver Joint Written Instructions to the Escrow Agent instructing the Escrow Agent to release (x) the Adjustment Amount to Parent, and (y) (A) the portion of the Shortfall due to the Participating Securityholders that are holders of Company Common Stock or the Non-Employee Option Holders (other than amounts payable in respect of Employee Options) to the Payment Agent for further distribution to such Participating Securityholders based on each such Participating Securityholder’s Ownership Percentage and (B) the portion of the Shortfall due to the Participating Securityholders who are Employee Option Holders based on each such individual’s Ownership Percentage in respect of such individual’s Employee Options to the Surviving Corporation and (ii) subject to Section 1.10(e), on the regular payment date for the next full payroll period that occurs at least five Business Days after receipt by the Surviving Corporation of the applicable amount, Parent shall cause the Surviving Corporation to pay the portion of the Shortfall due to the Participating Securityholders who are Employee Option Holders based on each such individual’s Ownership Percentage in respect of such individual’s Employee Options for payment by the Surviving Corporation. Prior to any such distribution of the Shortfall to the Participating Securityholders, the Securityholders’ Representative shall deliver to Parent and the Payment Agent an updated Closing Payment Schedule (which need not be certified) setting forth the portion of the Shortfall payable to each Participating Securityholder.
2.On the Closing Date, Parent shall cause the payment of: (i) the Estimated Closing Date Transaction Expenses, if any, to the Persons identified on the Estimated Closing Statement and (ii) the Estimated Closing Date Indebtedness, if any, to the Persons identified on Section 1.7 of the Disclosure Schedule. The Company shall deliver all applicable wire instructions for the payment of any Estimated Closing Date Transaction Expenses and Estimated Closing Date Indebtedness to Parent at least five Business Days prior to the Closing.
3.Notwithstanding anything to the contrary contained herein, no line item included in the calculation of Closing Date Net Working Capital and Final Net Working Capital Adjustment, the Closing Date Cash Amount, the Closing Date Indebtedness and the Closing Date Transaction Expenses shall be duplicative of any other line item included in such other calculations.
l.Earnout Consideration.
4.Parent shall pay, or cause to be paid, to the Participating Securityholders for each of calendar year 2022, 2023 and 2025 (each a “Milestone Year”) the following earnout payments (each an “Earnout Payment”) as follows:

Milestone Year	Earnout Calculation
Calendar Year 2022
an amount equal to (i) the Net Revenue of ACell Products in 2022 in excess of $100,000,000, multiplied by (ii) 2.7 (“Earnout Payment 1”); provided that the Earnout Payment 1 shall not exceed $50,000,000

Calendar Year 2023
an amount equal to (i)(A) the Net Revenue of ACell Products in 2023 in excess of $100,000,000, multiplied by (B) 2.7, minus (ii) an amount equal to any Earnout Payment 1 (“Earnout Payment 2”); provided that the cumulative payment for Earnout Payment 1 and Earnout Payment 2 shall not be less than $0 nor exceed $50,000,000

Calendar Year 2025
an amount equal to (x) $25,000,000 if Net Revenue of ACell Products in 2025 is $175,000,000 or (y) if the Net Revenue of ACell Products in 2025 is greater than $175,000,000, an amount, up to $50,000,000 scaling linearly from $175,000,000 to $200,000,000

An illustrative calculation of Earnout Payments is attached as Exhibit G hereto.

5.Subject to the Securityholders’ Representative’s ongoing compliance with the Securityholders’ Representative NDA in the form attached hereto as Exhibit I, within 90 days after the end of each Milestone Year, Parent shall (i) deliver, or cause to be delivered, to the Securityholders’ Representative a statement showing (A) gross revenue of the ACell Products (individually and in the aggregate) during the applicable calendar year, (B) Net Revenue of ACell Products (individually and in the aggregate) during the applicable calendar year and (C) a calculation of the amount of Earnout Payment due for any Milestone Year, if any (“Earnout Report”), and (ii) Parent shall, (A) within five Business Days following the delivery of an Earnout Report, pay, or cause to be paid the portion of the Earnout Payment for such Milestone Year due to the Participating Securityholders that are holders of Company Common Stock or the Non-Employee Option Holders (other than amounts payable in respect of Employee Options) to the Payment Agent for further distribution to such Participating Securityholders based on each such Participating Securityholder’s Ownership Percentage and (B) subject to Section 1.10(e), on the regular payment date for the next full payroll period that occurs at least five Business Days after the final determination of the applicable amount, Parent shall cause the Surviving Corporation to pay the portion of the Earnout Payment for such Milestone Year due to the Participating Securityholders who are Employee Option Holders based on each such individual’s Ownership Percentage in respect of such individual’s Employee Options; provided, however, that any amounts payable by Parent pursuant to Section 1.12 shall be offset and reduced by any amounts payable by the Securityholders to Parent pursuant to Section 8 (Indemnification), each of which will be set out in any Earnout Report. Promptly following receipt of each such Earnout Report and prior to any such distribution of any Earnout Payment to the Participating Securityholders, the Securityholders’ Representative shall deliver to Parent and the Payment Agent an updated Closing Payment Schedule (which need not be certified) setting forth the portion of the Adjustment Amount payable to each Participating Securityholder
6.Following the Effective Time until December 31, 2025 (such period the “Milestone Period”), Parent shall and shall cause its Affiliates to:
i.use Commercially Reasonable Efforts to market, promote, distribute and sell the ACell Products (other than Excluded Products);
ii.not take any action that was specifically intended by any Parent Executive to reduce possible Earnout Payments during the Milestone Period; and
iii.keep adequate books and records to permit the tracking of Net Revenue of the ACell Products (including retaining copies of such books and records and other reasonably necessary information) (the “Records”).

7.For the purposes of this Section 1.12, “Commercially Reasonable Efforts” means allocating a level of marketing, promotion, distribution and sale efforts and resources substantially similar to those allocated to Parent’s and its Affiliates’ Comparable Products, including (i) maintaining an adequately sized and competitively compensated sales and marketing team, and (ii) providing product management, marketing communications, customer service, reimbursement support and other marketing support; it being understood that Parent and its Affiliates may consider various factors in the allocation of efforts and resources in respect of Comparable Products including the revenue and margin of a product, market demand, supply and manufacturing constraints, quality-control issues, feedback of customers and Health Care Professionals, regulatory issues and any limitations imposed by applicable Law or regulation; provided that Parent and its Affiliates may not consider a change in corporate strategy or the potential payment of any Earnout Payment in respect of the foregoing. For the avoidance of doubt, the obligation to use “Commercially Reasonable Efforts” shall not require Parent to retain any ACell employees, undertake any research, development or pursuit of additional product indications in respect of any ACell Products nor take any action or engage in any business that would not be in compliance with applicable Law. The parties intend the express provisions of this Agreement to govern their contractual relationship and to supersede any standard of efforts or implied covenant of good faith and fair dealing that might otherwise be imposed by applicable Law, any court or other Governmental Body.
8.During the period commencing on the date that is six months following the Closing Date until the end of the Milestone Period, Parent shall, and shall cause each applicable Affiliate to, provide, on a semi-annual basis (within 15 days following Parent’s filing of its first quarter and third quarter 10-Q), a written report to the Securityholders’ Representative regarding the status of resources and activities relating to the marketing, distribution and sale of ACell Products (each such report, an “Update Report”), including reasonable details with respect to (i) the sales and marketing practices of ACell Products during the prior six-month period, and (ii) the estimated Net Revenue of ACell Products during the applicable six month period, including whether and to what extent any revenue was excluded from Net Revenue pursuant to the HCP Exclusion. Within 15 days after delivery of an Update Report, if the Securityholders’ Representative in good faith requests a meeting with representatives of Parent or any of Parent’s applicable Affiliates to discuss such report, Parent shall make available for such meeting at least one employee with operating management responsibility for the activities of Parent or any such Affiliate related to the ACell Products to discuss the content of such report and in good faith answer any reasonable questions the Securityholders’ Representative may have. The parties agree that neither Parent, the Surviving Company nor any of their Affiliates shall have any liability to the Securityholders’ Representative, any Securityholder or any other Person in respect of the information contained in the Update Report and any responses to questions and any other information provided pursuant to this Section 1.12(e); provided that the foregoing sentence shall not limit either the rights of the Securityholders’ Representative to request an audit or dispute the Earnout Report as set forth in Section 1.12(f) based on the information contained in such Update Report or the rights of the Participating Securityholders to receive the Earnout Payment as finally determined pursuant to this Section 1.12 (Earnout Consideration). The Securityholders’ Representative may not request more than one such meeting for any Update Report. Promptly following the date of this Agreement, and in any event prior to the Closing, Parent and the Company shall jointly develop and agree on a template Update Report that will serve as the basis for all future Update Reports unless otherwise agreed in writing by Parent and the Securityholders’ Representative.
9.Within thirty days of the delivery of the Earnout Report, if the Securityholders’ Representative determines, in its good faith judgment, that an audit is required pursuant to Section 1.12(h) in order to deliver an Earnout Dispute Notice with the detail required by the immediately following sentences of this Section 1.12(f), the Securityholders’ Representative may submit a written request to Parent for an audit of the Records on the terms set forth in Section 1.12(h). If the Securityholders’ Representative provides such an audit request and the Securityholders’ Representative disagrees with the calculations set forth in Earnout Report, the Securityholders’ Representative shall notify Parent of such disagreement in writing (the “Earnout Dispute Notice”) no later than the 10th day following the date on which such audit is complete. If the Securityholders’ Representative does not provide such an audit request, and the Securityholders’ Representative disagrees with the calculations set forth in Earnout Report, the Securityholders’ Representative shall deliver an Earnout Dispute Notice no later than the 30th day after the delivery of the Earnout Report. The Earnout Dispute Notice must set forth in reasonable detail (i) any item in the Earnout Report which the Parent believes has not been prepared in accordance with this Agreement and Parent’s determination of the amount of such item and (ii) the Securityholders’ Representative’s alternative calculation of the items set forth in the Earnout Report. The Earnout Dispute Notice shall include only disagreements based on mathematical errors or the failure of the items set forth in the Earnout Report to be calculated in accordance with this Section 1.12 (Earnout Consideration) and the definitions contained in this Agreement (including the inclusion or exclusion of items in the definition and the magnitude of the included or excluded items). Any item or amount that Securityholders’ Representative does not validly dispute in reasonable detail in the Earnout Dispute Notice within such period shall be final, binding and conclusive for all purposes hereunder absent manifest error or common law fraud.
10.In the event any such Earnout Dispute Notice is timely provided, Parent and Securityholders’ Representative shall use commercially reasonable efforts for a period of 30 days after the date of such Earnout Dispute Notice (or such longer period as they may mutually agree in writing) to resolve any disagreements with respect to the calculations included in the Earnout Report that were disputed in the Earnout Dispute Notice and all such discussions and negotiations related thereto shall (unless otherwise agreed in writing by Parent and the Securityholders’ Representative) be governed by Rule 408 of the Federal Rules of Evidence (as in effect as of the date of this Agreement) and any applicable similar state rule. If, at the end of such 30-day period (or such longer period as mutually agreed in writing), the Securityholders’ Representative and Parent remain unable to resolve the dispute in its entirety, then the Securityholders’ Representative may, within five (5) Business Days following the end of such 30-day period, (i) submit a written request to Parent for an audit of the Records on the terms set forth in Section 1.12(h); provided that (x) such an audit was not already conducted prior to delivering such Earnout Dispute Notice in accordance with Section 1.12(f) and (y) such request is made on the basis of the Securityholders’ Representative’s good faith belief that such audit is required to resolve any disagreements with respect to the calculations in the Earnout Report or (ii) submit the unresolved items and amounts thereof in dispute to the Earnout Dispute Auditor as set forth in Section 1.12(i). If the Securityholders’ Representative fails to provide either such notice within such time period, the Earnout Report shall be final, binding and conclusive for all purposes hereunder absent manifest error or common law fraud. Notwithstanding the foregoing, Section 1.12(g) will not preclude the Securityholders’ Representative from asserting any claim for breach of Section 1.12(c).
11.If the Securityholders’ Representative exercises its right to an audit of the Records pursuant to Section 1.12(g), the Securityholders’ Representative may cause a certified public accountant employed by a nationally recognized firm that is not providing accounting, tax or audit services to the Securityholders’ Representative or its controlled Affiliates for which it is receiving material compensation (the “Auditor”) to commence its examination of the Records. Subject to applicable Laws relating to the exchange of information and except as required to comply with any COVID-19 Measures, Parent shall provide to the Auditor reasonable access, during regular business hours, in such a manner as to not interfere with the normal operation of Parent or the Surviving Corporation (subject to the execution of customary work paper access letters, if requested), to work papers and books and records relating to the preparation of the Closing Statement and to the employees of the Company, who are knowledgeable about the preparation of the Closing Statement, in each case, solely for the purpose of verifying the accuracy of the Earnout Report (including the underlying Net Revenue) furnished by Parent under this Agreement or of any such Earnout Payment made, or required to be made, by Parent pursuant to this Agreement. All fees and expenses of the Auditor shall be borne (i) if following such audit, the parties agree in writing or the Earnout Dispute Auditor finally determines pursuant to Section 1.12(i) that (x) Net Revenue is at least five percent greater than that set forth in the Earnout Report and (y) the amount to be paid as an Earnout Payment increases by at least $1, solely by Parent and (ii) in all other cases, solely by the Securityholders’ Representative (on behalf of the Participating Securityholders). The Securityholders’ Representative shall provide notice within 30 days of the end of the 30-day period set forth in Section 1.12(g) if it wishes to submit any items and amounts to the Earnout Dispute Auditor pursuant to Section 1.12(i). If the Securityholders’ Representative fails to provide either such notice within such time period, the Earnout Report shall be final, binding and conclusive for all purposes hereunder absent manifest error or common law fraud.
12.The Securityholders’ Representative may, solely as set forth in Section 1.12(g) and 1.12(h), submit any unresolved items and amounts thereof in dispute to Ernst & Young LLP, or if Ernst & Young LLP is not available or is providing accounting, tax or audit services to Parent or its controlled Affiliates or the Company for which it is receiving material compensation, a nationally recognized financial services firm, reasonably acceptable to Parent and the Securityholders’ Representative, which shall not be the independent accountants, tax advisors (other than with respect to immaterial matters) or auditors of Parent or the Company (the “Earnout Dispute Auditor”). The Earnout Dispute Auditor shall act as an expert and not an arbitrator in resolving the matters submitted to it. The Earnout Dispute Auditor shall determine, based solely on the provisions of this Section 1.12 (Earnout Consideration) and the written presentations by the Securityholders’ Representative and Parent, and not by independent review, only those items and amounts that remain then in dispute as set forth in the Earnout Dispute Notice.
13.The Earnout Dispute Auditor’s determination of the Earnout Payment shall be made within 30 days after the dispute is submitted for its determination and shall be set forth in a written statement delivered to the Securityholders’ Representative and Parent. A judgment of a court of competent jurisdiction selected pursuant to Section 10.5 (Applicable Law; Jurisdiction) hereof may be entered following the Earnout Dispute Auditor’s determination solely for the purposes of enforcing the payment of the specific amount provided by the Earnout Dispute Auditor; provided that no party shall make any filing to obtain such judgment unless (i) the payment required by such determination shall not have been made and (ii) 15 days shall have elapsed following delivery of the Earnout Dispute Auditor’s determination and; provided, further, that any filing to obtain such judgment shall respect the confidential nature of the dispute resolution process provided in this Section 1.12 (Earnout Consideration) and shall disclose the details of the dispute only to the extent necessary to obtain a judgment for such payment. The Earnout Dispute Auditor shall have exclusive jurisdiction over, and resorting to the Earnout Dispute Auditor as provided in this Section 1.12 (Earnout Consideration) shall be the only recourse and remedy of the parties against one another with respect to, those items and amounts that remain in dispute under this Section 1.12 (Earnout Consideration), subject to Section 1.12(n) and Parent shall not be entitled to seek indemnification or recovery of any attorneys’ fees or other professional fees incurred by Parent in connection with any dispute governed by this Section 1.12(j). The Earnout Dispute Auditor shall allocate its fees and expenses between Parent and the Securityholders’ Representative (on behalf of the Participating Securityholders) in the proportion that Parent’s position, on the one hand, and the Securityholders’ Representative, on the other hand (based on the aggregate of all differences taken as a whole) bear to the final resolution as determined by the Earnout Dispute Auditor.
14.The Securityholders’ Representative and Parent shall, and shall cause their respective Affiliates and representatives to, cooperate in good faith with the Earnout Dispute Auditor, and shall give the Earnout Dispute Auditor access to all data and other information it reasonably requests for purposes of such resolution. In no event shall the decision of the Earnout Dispute Auditor assign a value to any item greater than the greatest value for such item claimed by either Parent or Securityholders’ Representative or lesser than the smallest value for such item claimed by either Parent or Securityholders’ Representative. Any determinations made by the Earnout Dispute Auditor pursuant to this Section 1.12 (Earnout Consideration) shall be final, binding and conclusive on the parties hereto, absent manifest error or common law fraud.
15.The right of any Participating Securityholder to receive any amounts with respect to Earnout Payments (i) shall not be evidenced by a certificate or other instrument, (ii) shall not be assignable or otherwise transferable by such Participating Securityholder other than (A) on death by will or intestacy, (B) pursuant to a court order, (C) by operation of Law (including a consolidation or merger), (D) to or for the benefit of any spouse, children, parents, uncles, aunts, siblings or grandchildren (collectively, “Approved Relatives”) or to a trust established solely for the benefit of such Participating Securityholder and/or his or her Approved Relatives; provided that such transferee shall, as a condition to such transfer, deliver to Parent and the Surviving Corporation a written instrument confirming that such transferee shall be bound by all of the terms and conditions of this Agreement or (E) without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity, (iii) does not represent any right other than the right to receive the Earnout Payments pursuant to this Agreement and (iv) shall be contingent upon the Participating Securityholder, their Approved Relatives or any other Person otherwise entitled to such amounts in accordance with the terms hereof, having executed a HCP Attestation in the form set forth in Exhibit H (the “HCP Attestation”). Any attempted transfer of the right to any amounts with respect to any such payment by any holder thereof (other than as specifically permitted by the immediately preceding sentence) shall be null and void.
16.For U.S. federal income tax purposes, any Earnout Payments received pursuant to this Agreement shall be treated to the extent permitted by applicable Law as installment payments from an installment sale described in Section 453 of the Code, a portion of which may be treated as imputed interest under the Code.
17.Any dispute arising out of, resulting from or in connection with Section 1.12(c)-(l) shall be exclusively and definitively resolved, without any recourse to appeal, by final and binding arbitration pursuant to this Section 1.12(n) (an “Earnout Arbitration”). Any Earnout Arbitration shall be instituted and conducted in, and its seat shall be, the city of New York, New York, where the arbitration award shall be rendered. The arbitration shall be administered by the International Court of Arbitration of the International Chamber of Commerce (“ICC”) in accordance with the Rules of Arbitration of the ICC (“Arbitration Rules”), as in effect as of the date of commencement of the arbitration, as modified by this Agreement or mutual agreement of the parties. The arbitration shall be conducted in the English language, though documents or testimony may be submitted in other languages if a translation is provided. The arbitration panel shall be composed of three (3) arbitrators. The first (1st) arbitrator shall be nominated by the claimant and the second (2nd) arbitrator shall be nominated by the respondent, each in accordance with Article 12(4) of the Arbitration Rules. The third (3rd) arbitrator (who shall act as chairman) shall be appointed by the two (2) party-appointed arbitrators, within fifteen (15) calendar days from the date of confirmation of the second (2nd) party-appointed arbitrator. If any party fails to appoint an arbitrator within the required period, or if the two (2) arbitrators cannot reach an agreement with respect to the third (3rd) arbitrator within the applicable period, the appointment shall be made by the ICC International Court of Arbitration pursuant to the Arbitration Rules. To the extent that an Earnout Arbitration involves more than one (1) party as claimant, such claimants shall jointly appoint the first (1st) arbitrator. To the extent that an Earnout Arbitration involves more than one (1) respondent, such respondents shall jointly appoint the second (2nd) arbitrator. The parties consent to the consolidation of arbitrations commenced hereunder pursuant to the Arbitration Rules. Any award of the arbitration panel must be in writing and state the grounds upon which it is based (in each case, a “Final Award”). The Final Award shall be final, binding and conclusive on the parties and their successors, and a judgment upon the Final Award may be recognized and enforced in any court of competent jurisdiction. The fees and expenses of the arbitration and other reasonable and documented costs of the party which has prevailed in such arbitration (the “Arbitration Fees”), including reasonable attorney’s fees, shall be borne as established by the arbitration panel. The Arbitration Fees payable by Parent (if any) shall be paid directly by Parent, and the Arbitration Fees payable by the Securityholders’ Representative (if any, solely on behalf of the Securityholders) shall be paid from the Securityholders’ Representative Reserve. To the extent the Securityholders’ Representative Reserve is insufficient or unavailable to cover all of the Arbitration Fees payable by the Securityholders’ Representative, Parent may (i) pay any such amounts from the Escrow Account. (ii) pay any such remaining Arbitration Fees directly and in the case of (ii) be entitled to deduct such amounts from any amounts payable to the applicable Securityholders (or to the Payment Agent on their behalf) pursuant to Section 1.11 and this Section 1.12 of this Agreement or (iii) if the Securityholders’ Representative was not wholly successful in the Earnout Arbitration, from the Participating Securityholders according to each Securityholder’s Ownership Percentage.
18.Through the end of calendar year 2025, Parent shall not, and shall cause its Affiliates not to, directly or indirectly, sell, assign or otherwise transfer to any third party, the ACell Business or any material Company Intellectual Property used in or necessary for the development, manufacturing or commercialization of any ACell Products, unless (i) the Securityholders’ Representative has consented in writing to such transaction and Parent continues to be bound by the obligations in this Agreement; or, (ii) the assignee or other transferee is a Qualified Transferee, (iii) such Qualified Transferee expressly agrees in writing to assume the obligations in this Agreement, including this Section 1.12 and (iv) the Securityholders’ Representative is made an express third party beneficiary of such written agreement; provided that nothing in this Section 1.12(o) shall restrict or prohibit the Company or any of its Affiliates from taking any actions (including the licensing of such Company Intellectual Property or the provision of access to tangible embodiments of Trade Secrets included in such Company Intellectual Property) reasonably necessary to outsource the manufacture of any ACell Products (or components thereof), without outsourcing the other obligations of Parent under this Agreement.
a.PPP Forgiveness
19.. To the extent that an amount of the PPP Loan is forgiven (the “Forgiven Amount”) following the Closing, Parent shall (A) within five Business Days of such forgiveness provide notice of the same to the Securityholders’ Representative, (B) within five Business Days following the date of the receipt by the Surviving Corporation of the Forgiven Amount from the PPP Loan Escrow Account, pay, or cause to be paid the portion of Forgiven Amount due to the Participating Securityholders that are holders of Company Common Stock or the Non-Employee Option Holders (other than amounts payable in respect of Employee Options) to the Payment Agent for further distribution to such Participating Securityholders based on each such Participating Securityholder’s Ownership Percentage and (C) subject to Section 1.10(e), on the regular payment date for the next full payroll period that occurs at least five Business Days after the receipt by the Surviving Corporation of the Forgiven Amount from the PPP Loan Escrow Account, Parent shall cause the Surviving Corporation to pay the portion of the Forgiven Amount due to the Participating Securityholders who are Employee Option Holders based on each such individual’s Ownership Percentage in respect of such individual’s Employee Options; provided, however, that any amounts payable by Parent pursuant to this Section 1.13 shall be offset and reduced by any amounts payable by the Securityholders to Parent pursuant to Section 8 (Indemnification). Promptly following receipt of any such notification and prior to any such distribution of any portion of the Forgiven Amount to the Participating Securityholders, the Securityholders’ Representative shall deliver to Parent and the Payment Agent an updated Closing Payment Schedule (which need not be certified) setting forth the portion of the Forgiven Amount payable to each Participating Securityholder.
b.Post-Closing Distributions.
20.Any distributions to be made to the Participating Securityholders after the Closing, including distribution of any remaining balance of the Securityholders’ Representative Reserve or the Escrow Account, shall be released to the Surviving Corporation or the Payment Agent, as applicable, and (i) subject to Section 1.10(e), Parent shall cause the Surviving Corporation to pay (on the regular payment date for the next full payroll period that occurs at least five Business Days after the receipt of the remaining balance of the Securityholders’ Representative Reserve or the Escrow Account from the Securityholders’ Representative or Escrow Agent, as applicable) the cash distribution due to the Participating Securityholders in respect of Employee Options based on each such holder’s Ownership Percentage attributable to such Employee Options and (ii) the Payment Agent shall pay the Participating Securityholders in respect of Company Common Stock or Non-Employee Options based on each such holder’s Ownership Percentage attributable to such Company Common Stock or Non-Employee Options. Prior to any such distribution to the Participating Securityholders, the Securityholders’ Representative shall deliver to Parent and the Payment Agent an updated Closing Payment Schedule (which need not be certified) setting forth the portion of the cash distribution payable to each Participating Securityholder in accordance with this Agreement.
21.Any distribution of cash made to the Participating Securityholders shall be made in accordance with Sections 1.5 (Conversion of Shares), 1.6 (Treatment of Company Options), 1.10(b) (Exchange/Payment), 1.11 (Post-Closing Adjustment to Closing Merger Consideration Amount) and 1.12 (Earnout Consideration), 1.13 (PPP Forgiveness), 1.14 (Post-Closing Distributions) and 1.17 (Escrow Agreement) at the time of such distribution as set forth in this Agreement and, in each case, any amounts so payable shall be reduced by (i) any fees or other costs payable to the Payment Agent or Guggenheim Securities, LLC in respect of such payments and (ii) the Sellers Employer Taxes.
c.Appraisal Rights.
Notwithstanding any other provision of this Agreement to the contrary, shares of Company Capital Stock held by a holder who has made a demand for appraisal of such shares in accordance with Section 262 of the DGCL (any such shares being referred to as “Dissenting Shares” until such time as such holder fails to perfect or otherwise loses such holder’s appraisal rights under Section 262 of the DGCL with respect to such shares), will not be converted into or represent the right to receive cash in accordance with Section 1.5 (Conversion of Shares), but will be converted into the right to receive such consideration as may be determined to be due with respect to such Dissenting Shares pursuant to the DGCL (and at the Effective Time, such

Dissenting Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and such holder shall cease to have any rights with respect thereto, except the rights set forth in Section 262 of the DGCL); provided, however, that if a holder of Dissenting Shares (a “Dissenting Stockholder”) withdraws, has failed to perfect or otherwise loses such holder’s demand for such payment and appraisal or becomes ineligible for such payment and appraisal then, as of the later of the Effective Time or the date on which such Dissenting Stockholder withdraws such demand or otherwise becomes ineligible for such payment and appraisal, such holder’s Dissenting Shares will cease to be Dissenting Shares (and the right of such holder to be paid the fair value of such holder’s Dissenting Shares under Section 262 of the DGCL will cease) and will be converted into the right to receive a cash payment determined in accordance with and subject to the provisions of Section 1.5 (Conversion of Shares) upon surrender of the certificate representing such shares in accordance with the terms of Section 1.10 (Exchange/Payment). The Company shall provide prompt notice of any demands received by the Company for appraisal of shares of Company Capital Stock under Section 262 of the DGCL, any withdrawal of any such demand and any other notice or instrument delivered to the Company prior to the Effective Time related thereto. Except with the prior written consent of Parent (such consent not to be unreasonably withheld or delayed), the Company shall not make any payment with respect to, or settle or offer to settle, any such demands.
d.Securityholders’ Representative.
22.In order to efficiently administer certain matters contemplated hereby following the Closing, including any actions that the Securityholders’ Representative may, in its sole discretion, determine to be necessary, desirable or appropriate in connection with the matters set forth in this Agreement (including Sections 1.10 (Exchange/Payment), 1.11 (Post-Closing Adjustment to Closing Merger Consideration Amount), 1.12 (Earnout Consideration), 1.14 (PostClosing Distributions), 5.6 (Transfer Taxes), 8 (Indemnification) and 10.1 (Amendment)), the Securityholders, by the adoption of this Agreement, acceptance of consideration under this Agreement or the completion and execution of the Letters of Transmittal shall be deemed to have designated Fortis Advisors LLC as the representative of the Securityholders (the “Securityholders’ Representative”).
23.The Securityholders’ Representative may resign at any time. In the event the Securityholders’ Representative becomes unable to perform its responsibilities hereunder or resigns from such position, the Securityholders who hold at least a majority in interest of the Ownership Percentages at such time shall be authorized to and shall select another representative to fill such vacancy and such substituted representative shall be deemed to be the Securityholders’ Representative for all purposes of this Agreement and the documents delivered pursuant hereto.
24.By their adoption of this Agreement, acceptance of consideration under this Agreement or the delivery of the Letter of Transmittal contemplated by Section 1.10 (Exchange/Payment) and without any further action of any of the Securityholders or the Company, the Securityholders shall be deemed to have agreed, in addition to the foregoing, that:

i.the Securityholders’ Representative shall be appointed and constitute the exclusive agent and true and lawful attorney-in-fact of each Securityholder, with full power in his, her or its name and on his, her or its behalf to act according to the terms of this Agreement, the Escrow Agreement, the Securityholders’ Representative Engagement Agreement and in general to do all things and to perform all acts including executing and delivering any agreements, amendments, certificates, receipts, instructions, notices or instruments contemplated by or deemed advisable in connection with this Agreement, the Escrow Agreement, the Securityholders’ Representative Engagement Agreement and the agreements ancillary hereto and thereto. The Securityholders’ Representative hereby accepts such appointment;
ii.the Securityholders’ Representative shall have full authority to (A) execute, deliver, acknowledge, certify and file on behalf of the Securityholders (in the name of any or all of the Securityholders or otherwise) any and all documents, including the Escrow Agreement, that the Securityholders’ Representative may, in its sole discretion, determine to be necessary, desirable or appropriate, in such forms and containing such provisions as the Securityholders’ Representative may, in its sole discretion, determine to be appropriate, (B) give and receive notices and other communications relating to this Agreement and the transactions contemplated hereby (except to the extent that this Agreement contemplates that such notice or communication shall be given or received by the Securityholder individually), (C) take or refrain from taking any actions (whether by negotiation, settlement, litigation or otherwise) to resolve or settle all matters and disputes arising out of or related to this Agreement, the Escrow Agreement, the Securityholders’ Representative Engagement Agreement and the transactions contemplated hereby and thereby, including the payment of any Adjustment Amount solely from, and to the extent of, the Escrow Amount pursuant to Section 1.11(g) (Post-Closing Adjustment to Closing Merger Consideration Amount) and the payment of any amounts in satisfaction of any claims for indemnification made by Parent pursuant to Section 8, and (D) engage attorneys, accountants, financial and other advisors, paying agents and other persons necessary or appropriate in the judgment of the Securityholders’ Representative for the accomplishment of the foregoing; provided, however, that the Securityholders’ Representative shall have no obligation to act on behalf of the Securityholders, except as expressly provided herein and in the Securityholders’ Representative Engagement Agreement, and for purposes of clarity, there are no obligations of the Securityholders’ Representative in any ancillary agreement, schedule, exhibit or the Disclosure Schedule;
iii.Parent shall be entitled to rely conclusively (without further evidence of any kind whatsoever) on the instructions and decisions given or made by the Securityholders’ Representative as to any of the matters described in this Section 1.16 (Securityholders’ Representative), and no party shall have any cause of action against Parent for any action taken by Parent in reliance upon any such instructions or decisions;
iv.all actions, decisions and instructions of the Securityholders’ Representative shall be conclusive and binding upon each of the Securityholders and their successors as if expressly confirmed and ratified in writing by such the Securityholders, and no Securityholders shall have any cause of action against the Securityholders’ Representative and neither the Securityholders’ Representative Group will not be liable for any action taken, decision made or instruction given by the Securityholders’ Representative under this Agreement, the Escrow Agreement or the Securityholders’ Representative Engagement Agreement, except for common law fraud or Willful Breach of this Agreement or the Escrow Agreement on the part of the Securityholders’ Representative;
v.the provisions of this Section 1.16 (Securityholders’ Representative) and the powers, immunities and rights to indemnification granted to the Securityholders’ Representative Group hereunder: (A) are independent and severable, are irrevocable and coupled with an interest, and shall survive the death, incompetence, bankruptcy or liquidation of any Securityholder and shall be binding on any successor thereto; (B) shall be enforceable notwithstanding any rights or remedies that any Securityholder may have in connection with the transactions contemplated by this Agreement; and (C) shall survive the delivery of an assignment by any Securityholder of the whole or any fraction of his, her or its interest in the Escrow Amount or Earnout Payment;
vi.no Securityholders shall have any cause of action against the Securityholders’ Representative for any action taken, decision made or instruction given by the Securityholders’ Representative under this Agreement, except for common law fraud or Willful Breach of this Agreement or the Escrow Agreement on the part of the Securityholders’ Representative, and all defenses which may be available to any Securityholder to contest, negate or disaffirm the action of the Securityholders’ Representative taken in good faith under this Agreement, the Escrow Agreement or the Securityholders’ Representative Engagement Agreement are waived;
vii.the Securityholders’ Representative shall be entitled to: (x) rely upon the Closing Payment Schedule, (y) rely upon any signature believed by it to be genuine, and (z) reasonably assume that a signatory has proper authorization to sign on behalf of the applicable Securityholder or other party; and
viii.the provisions of this Section 1.16 (Securityholders’ Representative) shall be binding upon the executors, heirs, legal representatives, successors and assigns of each Securityholder, and any references in this Agreement to a Securityholder or the Securityholders shall mean and include the successors to the Securityholders’ rights hereunder, whether pursuant to testamentary disposition, the laws of descent and distribution or otherwise.
25.At the Closing, Parent shall cause to be deposited, in an account designated by the Securityholders’ Representative, (i) $1,250,000 (the “Securityholders’ Representative Reserve”) plus (ii) the upfront engagement fee of the Securityholders’ Representative. The Securityholders’ Representative Reserve may be applied: (i) as the Securityholders’ Representative, in its sole discretion, determines to be appropriate to defray, offset, or pay any charges, fees, costs, liabilities, charges, losses, fines, damages, claims, forfeitures, actions, judgments, amounts paid in settlement or expenses (including fees, disbursements and costs of counsel and other skilled professionals and in connection with seeking recovery from insurers) that the Securityholders’ Representative incurred in connection with the transactions contemplated by this Agreement and the Securityholders’ Representative

Engagement Agreement, including in connection with the matters contemplated by Section 1.10 (Exchange/Payment) and the evaluation or defense of any claim for indemnification under this Agreement (the “Securityholders’ Representative Expenses”), or (ii) as otherwise determined by the Advisory Group. The Securityholders’ Representative will hold these funds in a non-interest bearing account separate from its corporate funds, will not use these funds for its operating expenses or any other corporate purposes and will not voluntarily make these funds available to its creditors in the event of bankruptcy. The Securityholders’ Representative is not providing any investment supervision, recommendations or advice and shall have no responsibility or liability for any loss of principal of the Securityholders’ Representative Reserve other than as a result of its gross negligence or Willful Breach. The Securityholders’ Representative is not acting as a withholding agent or in any similar capacity in connection with the Securityholders’ Representative Reserve and has no Tax reporting or income distribution obligations. Subject to Advisory Group approval, the Securityholders’ Representative may contribute funds to the Securityholders’ Representative Reserve from any consideration otherwise distributable to the Participating Securityholders. The balance of the Securityholders’ Representative Reserve held pursuant to this Section 1.16(d) (Securityholders’ Representative), if any, shall, at the sole discretion of the Securityholders’ Representative and at such time to be determined in the sole discretion of the Securityholders’ Representative, be distributed in the same manner as the distributions set forth in Section 1.12 (Post-Closing Distributions), as applicable, to the Escrow Agent, the Payment Agent and/or Parent, as applicable, for further distribution to the Participating Securityholders. Prior to any such distribution of the Securityholders’ Representative Reserve, the Securityholders’ Representative shall deliver to Parent and the Payment Agent an updated Closing Payment Schedule (which need not be certified) setting forth the portion of the Securityholders’ Representative Reserve payable to each Participating Securityholder.
26.Certain Participating Securityholders have entered into an engagement agreement (the “Securityholders’ Representative Engagement Agreement”) with the Securityholders’ Representative to provide direction to the Securityholders’ Representative in connection with its services under this Agreement, the Escrow Agreement and the Securityholders’ Representative Engagement Agreement (such Participating Securityholders, including their individual representatives, collectively hereinafter referred to as the “Advisory Group”). As between the Participating Securityholders and the Securityholders’ Representative, neither the Securityholders’ Representative nor its members, managers, directors, officers, contractors, agents and employees nor any member of the Advisory Group (collectively, the “Securityholders’ Representative Group”) shall be liable for any act done or omitted hereunder, under the Escrow Agreement or under the Securityholders’ Representative Engagement Agreement as Securityholders’ Representative while acting in good faith, and any act done or omitted to be done pursuant to the advice of counsel shall be conclusive evidence of such good faith except for common law fraud or Willful Breach of this Agreement or the Escrow Agreement by the Securityholders’ Representative. The Securityholders’ Representative Group shall be indemnified, defended and held harmless and reimbursed by the Participating Securityholders against any Securityholders’ Representative Expenses incurred without bad faith, gross negligence or Willful Breach on the part of the Securityholders’ Representative and arising out of or in connection with the acceptance or administration of its duties hereunder, under the Escrow Agreement or under the Securityholders’ Representative Engagement Agreement and in connection with any Securityholders’ Representative Expenses, at the election of the Securityholders’ Representative, at any time first, from the Securityholders’ Representative Reserve, to the extent any funds remain in such fund, second, from any distribution of the Escrow Amount or any Earnout Payment and otherwise distributable to the Participating Securityholders at the time of distribution, and third, directly from the Participating Securityholders according to each Participating Securityholder’s Ownership Percentage; provided, however, that no Participating Securityholder shall be liable to the Securityholders’ Representative for any amount in excess of the portion of the Upfront Purchase Price actually paid to such Participating Securityholder. The Participating Securityholders acknowledge that the Securityholders’ Representative shall not be required to expend or risk its own funds or otherwise incur any financial liability in the exercise or performance of any of its powers, rights, duties or privileges or pursuant to this Agreement or the transactions contemplated hereby. Furthermore, the Securityholders’ Representative shall not be required to take any action unless the Securityholders’ Representative has been provided with funds, security or indemnities which, in its determination, are sufficient to protect the Securityholders’ Representative against the costs, expenses and liabilities which may be incurred by the Securityholders’ Representative in performing such actions. The immunities and rights to indemnification shall survive the resignation or removal of the Securityholders’ Representative or any member of the Advisory Group and the Closing or any termination of this Agreement.
e.Escrow Agreement.
27.On or prior to the Closing Date, Parent and the Securityholders’ Representative shall enter into an escrow agreement with the Escrow Agent effective as of the Closing Date, which shall be substantially on the terms attached hereto as Exhibit F (the “Escrow Agreement”). In accordance with the Escrow Agreement, Parent shall deliver or cause to be delivered to the Escrow Agent, the Escrow Amount by wire transfer of immediately available funds to the account established pursuant to the Escrow Agreement in which any portion of the Escrow Amount is held for disbursement by the Escrow Agent pursuant to the Escrow Agreement (the “Escrow Account”).
28.The Escrow Fund shall be available to be paid to Parent as set forth in Section 1.11 and Section 8 (Indemnification).
29.No later than ten Business Days after the final determination of any claim pursuant to Section 8 (Indemnification) or the final determination of any adjustment pursuant to Section 1.11, Parent and the Securityholders’ Representative shall deliver Joint Written Instructions to the Escrow Agent instructing the Escrow Agent to deliver such amount payable in respect of the claim to Parent.
30.Upon each Applicable Escrow Release Date, Parent and the Securityholders’ Representative shall deliver joint written instructions (the “Joint Written Instructions”) to the Escrow Agent instructing the Escrow Agent to deliver the Step-Down

Release Amount or funds remaining in the Purchase Price Escrow Fund, the Retention Escrow Fund or the Special Escrow Fund (as the case may be) (each an “Applicable Release Amount”) (A) no later than five Business Days following the Applicable Escrow Release Date, the Applicable Release Amount due to the Participating Securityholders that are holders of Company Common Stock or the Non-Employee Option Holders (other than amounts payable in respect of Employee Options) to the Payment Agent for payment to the Participating Securityholders based on each such Participating Securityholders’ Ownership Percentage, and (B) no later than five Business Days following the Applicable Escrow Release Date, the portion of the Applicable Release Amount due to the Participating Securityholders that are Employee Option Holders based on each such individual’s Ownership Percentage in respect of such individual’s Employee Options to the Surviving Corporation for payment by the Surviving Corporation onto such Employee Option Holders, subject to Section 1.10(e), on the regular payment date for the next full payroll period that occurs at least five Business Days after receipt of the applicable amount by the Surviving Corporation; provided that, in each case, if there are any claims under Section 8 (Indemnification) or Section 1.11 in the case of the Purchase Price Escrow Fund or Retention Escrow Fund that are pending on the Applicable Escrow Release Date, the applicable portion of the Applicable Release Amount that is subject to any claims shall be held back and not be released or paid to Parent or the Payment Agent (on behalf of the Participating Securityholders) until such applicable claims are finally resolved and satisfied, and upon resolution of such claims, Parent and the Securityholders’ Representative shall deliver Joint Written Instructions to the Escrow Agent instructing the Escrow Agent to deliver to the Payment Agent any remaining amount in the Purchase Price Escrow Fund, the Retention Escrow Fund or the Special Escrow Fund (as the case may be) to be distributed to the Participating Securityholders in accordance with this Section 1.17. Prior to any such distribution of the Applicable Release Amount to the Participating Securityholders, the Securityholders’ Representative shall deliver to Parent and the Payment Agent an updated Closing Payment Schedule (which need not be certified) setting forth the portion of the remaining amount in the Escrow Fund payable to each Participating Securityholder. Subject to Section 1.10(e), on the regular payment date for the next full payroll period that occurs at least five Business Days after receipt by the Surviving Corporation of the applicable amount, the Surviving Corporation shall the portion of the Applicable Release Amount due to the Participating Securityholders that are Employee Option Holders based on each such individual’s Ownership Percentage in respect of such individual’s Employee Options for payment by the Surviving Corporation to such Employee Option Holders.
31.The “Applicable Escrow Release Date” shall mean, (i) with respect to the Purchase Price Escrow Fund, the date upon which the Adjustment is finally determined, (ii) with respect to the Retention Escrow Fund, the date that is 18 months following the Closing Date, (iii) with respect to the Special Escrow Fund, the date that is 18 months following the Closing Date and (iv) with respect to the “Step-Down Release Amount”, the date that is 12 months following the Closing Date.
32.Parent shall be treated for Tax purposes as the owners of the Escrow Amount and shall be subject to Tax on all interest and earnings, if any, earned in connection with the Escrow Amount.

Section 2.Representations and Warranties of the Company
The Company represents and warrants to Parent and Merger Sub, except as set forth in the Disclosure Schedule, subject to Section 10.17, as follows:
a.Due Incorporation; Subsidiaries; Etc.
33.The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all necessary corporate power and authority to conduct its business in the manner in which its business is currently being conducted.
34.The Company is qualified to do business as a foreign corporation, and is in good standing, under the laws of all states where the nature of its business requires such qualification, except for any failure to be so qualified or in such good standing, individually or in the aggregate, that would not have a Company Material Adverse Effect. Section 2.1(b) of the Disclosure Schedule contains a correct and complete list of each jurisdiction where the Company is organized and qualified to do business.
35.The Company does not have any Subsidiary or own any interests (including any securities exercisable or exchangeable for or convertible into interests) in any Person.
b.Certificate of Incorporation and Bylaws
. The Company has delivered or otherwise made available to Parent or its representatives copies of the Company Charter and Company bylaws, including all amendments thereto, as in effect on the date hereof, which organizational documents are in full force and effect as of the date hereof.
c.Capitalization, Etc
. As of the date of this Agreement, the authorized capital of the Company consists of:
36.(i) 2,000,000 shares of Series A Convertible Preferred Stock, of which 891,000 are issued and outstanding, which are convertible into 314,517 shares of Company Common Stock, (ii) 2,000,000 shares of Series B Convertible Preferred Stock, of which 1,915,149 shares are issued and outstanding, which are convertible into 2,027,915 shares of Company Common Stock, (iii) 30,000,000 shares of Series C Convertible Preferred Stock, of which 23,393,691 are issued and outstanding, which are convertible into 8,257,838 shares of Company Common Stock, and (iv) 10,000,000 shares of Series D Convertible Preferred Stock, of which 6,428,545 shares are issued and outstanding which are convertible into 2,269,196 shares of Company Common Stock. The rights, preferences, privileges and restrictions of the Company Preferred Stock are as stated in the Company Charter.
37. 65,000,000 shares of Company Common Stock, of which 4,861,131 shares are issued and outstanding. (i) 5,072,537 shares of Company Common Stock are reserved for issuance under the Equity Incentive Plans, of which 2,820 shares of Company Common Stock are subject to outstanding Company Options under the 2002 Equity Incentive Plans, 2,074,276 shares of Company Common Stock are subject to outstanding Company Options under the 2011 Equity Incentive Plans, and 547,375 shares of Company Common Stock are subject to outstanding Company Options under the 2016 Equity Incentive Plans, (ii) 400,981 shares of Company Common Stock remain available for future grant under the Equity Incentive Plans, and (iii) 2,896,287 shares of Company Common Stock have been issued pursuant to the exercise of Company Options and are included in the number of outstanding shares of Company Common Stock set forth above.
38.The Closing Payment Schedule, when delivered in accordance with Section 1.11(a), will contain true and correct information in respect of all items contained therein, except for de minimis inaccuracies.
39.Except for (i) the Company Options, (ii) the conversion privileges of the Company Preferred Stock and (iii) those rights set forth in Section 2.3(d) of the Disclosure Schedule, (A) there are no other existing options, restricted stock units, warrants, calls, rights (including conversion rights, preemptive rights, co-sale rights, rights of first refusal or other similar rights) or agreements to which the Company, or to the Company’s Knowledge, any Company Stockholder or holder of the Company Options, is a party requiring, and there are no securities of the Company outstanding which upon conversion or exchange would require, the issuance, sale or transfer of any additional shares of Company Capital Stock or other equity securities of the Company or other securities convertible into, exchangeable for or evidencing the right to subscribe for or purchase shares of Company Capital Stock or other equity securities of the Company, (B) there are no obligations, contingent or otherwise, of the Company to (1) repurchase, redeem or otherwise acquire any shares of Company Capital Stock or (2) to make any material investment in (in the form of a loan, capital contribution or otherwise), or to provide any guarantee (excluding indemnification obligations) with respect to the obligations of, any Person and (C) there are no outstanding stock appreciation, phantom stock, profit participation or similar rights with respect to the Company.
40.Except for those rights set forth in Section 2.3(e) of the Disclosure Schedule, there are no bonds, debentures, notes or other Debt of the Company having the right to vote or consent (or, convertible into, or exchangeable for, securities having the right to vote or consent) on any matters on which the Company Stockholders may vote. Except as set forth in Section 2.3(e) of the Disclosure Schedule, there are no voting trusts, irrevocable proxies or other Contracts or understandings to which the Company, or, to the Company’s Knowledge, any Company Stockholder or any holder of the Company Options is a party or is bound with respect to the voting or consent of any shares of Company Capital Stock.
41.All of the outstanding shares of Company Capital Stock have been duly authorized and validly issued, and are fully paid and nonassessable and have been issued and granted in compliance with all applicable securities Laws.

42.Section 2.3(g) of the Disclosure Schedule sets forth, with respect to each Company Option that is outstanding as of the date of this Agreement: (i) the name of the holder of such Company Option; (ii) the total number of shares of Company Common Stock that are subject to such Company Option; (iii) the exercise price per share of Company Common Stock purchasable under such Company Option; (iv) the vesting schedule or terms of such Company Option; and (v) the expiration date of such Company Option.
d.Financial Statements.
43.The Company has delivered or otherwise made available to Parent or its counsel (i) its audited balance sheets as of December 31, 2019 (such date, the “Balance Sheet Date”) and December 31, 2018, (ii) its audited statements of operations, statements of stockholders’ equity and statements of cash flows for the years ended December 31, 2019 and December 31, 2018 ((i) and (ii) collectively, the “Audited Company Financial Statements”), (iii) the unaudited balance sheet of the Company and statements of operations as of September 30, 2020 (the “Unaudited Balance Sheet” and such date, the “Unaudited Balance Sheet Date”) (all of the foregoing financial statements of the Company and any notes thereto are hereinafter collectively referred to as the “Company Financial Statements”).
44.The Company Financial Statements (x) have been prepared in accordance with GAAP and fairly present in all material respects the financial condition of the Company at the dates therein indicated and the results of operations of the Company for the periods therein specified in accordance with GAAP, except as may be indicated in the footnotes to such financial statements. The Company maintains a system of internal accounting controls sufficient, in all material respects, to provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP.
45.Except as set forth on Section 2.4(c) of the Disclosure Schedule, the Company has no indebtedness or other obligation for borrowed money, whether current, short-term, long-term, secured or unsecured.
46.The Company has not received a notice from any Governmental Body asserting or threatening that any portion of the PPP Loan is not or may not be eligible for forgiveness or that the PPP Loan does not comply with applicable Laws and requirements. The Company has complied with all applicable Law with respect to such PPP Loan, including properly utilizing (and has documented the utilization of) the proceeds of such PPP Loan in accordance with all applicable Law.
e.Absence of Certain Changes
. Since the Balance Sheet Date through the date of this Agreement, (a) there has not occurred any event or series of related events that has had a Company Material Adverse Effect; (b) there has not been any material damage, destruction or other casualty loss with respect to any material asset or property owned, leased or otherwise used by the Company, whether or not covered by insurance; (c)  there has not been any material change in any method of accounting or accounting practice by the Company, except as required by concurrent changes in GAAP; (d) there has not been any change in any material election in respect of Taxes, material change in any accounting method in respect of Taxes, settlement of any material claim or assessment in respect of Taxes, filing of any amended income or other material Tax Returns or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of income or other material Taxes; (e) there has not been any amendment to the Company Charter or the Company bylaws; (f) there has been no notification, written or otherwise, to or from any government official or authority alleging or otherwise related to any non-compliance by the Company with any obligations of the Company pursuant to the Settlement Agreement; and (g) the Company has not entered into any arrangement or commitment regarding any of the matters described in subsections (a) through (f) above. Since the Unaudited Balance Sheet Date through the date of this Agreement, (h) there has not been any termination of, or receipt of notice of termination of, any Material Contracts; (i) there has been no sale, lease, license or other disposition of any material asset (other than the sale or use of Inventory in the ordinary course of business consistent with past practice) or creation or imposition of any Lien, other than Permitted Encumbrances on assets, on any material assets; (j) there has not been any material change in compensation (including bonuses) or wage rate, pension, welfare, fringe or other benefits, severance or termination pay of any director or employee of the Company; (k) except as expressly contemplated by this Agreement and for discussion, negotiations and transactions related to this Agreement or other potential strategic transactions and except for any changes made in response to COVID-19 Measures, the Company has operated its business in the ordinary course consistent with past practices in all material respects; and (l) the Company has not entered into any arrangement or commitment regarding any of the matters described in subsections (h) through (l) above.
f.Title to and Condition of Assets
. The Company has good and valid title to all material assets owned by it, other than Intellectual Property which is covered by Section 2.8 (Intellectual Property), including all material assets (other than capitalized or operating leases) reflected on the Unaudited Balance Sheet (except for assets sold or otherwise disposed of since the Unaudited Balance Sheet Date in the ordinary course of business consistent with past practice). Except as set forth in Section 2.6 of the Disclosure Schedule, all of such assets are owned by the Company, free and clear of any Liens (other than Permitted Encumbrances). The tangible assets (including equipment), taken as a whole, are in good working condition, subject to normal wear and tear.
g.Real Property; Leasehold.
47.The Company does not own any interest in real property, except for the leaseholds created under the real property leases (including all amendments, extensions, renewals, guarantees and other agreements with respect thereto) identified in Section 2.7 of the Disclosure Schedule (the “Leased Real Property” and such leases, the “Real Property Leases”). The Leased Real Property listed on Section 2.7 of the Disclosure Schedule comprises all material real property interests used in the conduct of the business and operations of the Company as currently conducted.

48.The Company is in material compliance with all Real Property Leases, and has a valid and subsisting leasehold interest in all Leased Real Property, in each case free and clear of all Liens, other than Permitted Encumbrances. There are no subleases or agreements to sublease, or other tenancies in effect with respect to, the Leased Real Property in which the Company has granted any other Person the right to occupy or use any Leased Real Property, and no Person is in physical possession of the Leased Real Property other than the Company. The Company has not received written notice of (i) any breach or default, or intention to terminate or not renew, any Real Property Lease or (ii) any eminent domain, condemnation or similar proceeding pending or threatened, against all or any portion of any Leased Real Property, and no event has occurred which, with the giving of notice, the passage of time, or both, would constitute a breach or default under any such Real Property Lease. To the Company’s Knowledge, no defect exists in any building or other improvement situated on the Leased Real Property that would materially impair the use or occupancy of the Leased Real Property by the Company as currently conducted.
h.Intellectual Property.
49.Section 2.8(a) of the Disclosure Schedule identifies: (i) each item of unexpired Registered IP owned by the Company; and (ii) the jurisdiction in which such item of Registered IP has been registered or filed, the applicable registration or filing date, and the applicable registration, application or serial number (or in the case of Internet domain names, the applicable Internet domain name registrar). The Company Intellectual Property is subsisting, and to the Company’s Knowledge, each item of Registered IP included therein that has been issued or granted is valid and enforceable. Except for as disclosed in Section 2.8(a) of the Disclosure Schedule, there are no pending inventorship challenges, opposition or nullity proceedings or interferences declared, commenced or provoked, or to the Company’s Knowledge, threatened in the prior three years, with respect to any Patent or trademark included in the Company Intellectual Property.
50.The Company solely and exclusively owns all Company Intellectual Property, free and clear of all Liens, other than Permitted Encumbrances.
51.Except as disclosed in Section 2.8(c) of the Disclosure Schedule, and provided that this Section 2.8(c) shall not be construed as a representation of third party Intellectual Property or as to ownership disputes or other challenges to Company Intellectual Property (which are covered in Sections 2.8(a), (d), and (g)), the Company has sufficient rights to use all Intellectual Property necessary to conduct its business in all material respects, and the consummation of the transactions contemplated by this Agreement will not result in any material limitation on the Company’s right, title or interest in or to any of such Intellectual Property.
52.To the Company’s Knowledge, neither the Company nor the conduct of its business infringes, misappropriates or otherwise violates, or in the prior three years has infringed, misappropriated or otherwise violated, any Intellectual Property rights of any third parties. For the prior three years, no Person (other than the U.S. Patent and Trademark Office (the “USPTO”) or any equivalent foreign governmental administrative agency that deals with patent and/or trademark matters in connection with the prosecution of pending patent and/or trademark applications in the ordinary course) has asserted any written claim (or to the Company’s Knowledge, any oral claim or threatened any claim) (i) challenging the Company’s right, interest or title in any of the Company Intellectual Property or (ii) alleging infringement, misappropriation or other violation of any third-party Intellectual Property by the Company. With the exception of the USPTO’s or any other equivalent foreign governmental administrative agency that deals with patent and/or trademark matters’ review of pending patent applications in connection with the prosecution of such applications in the ordinary course, none of the Company Intellectual Property is subject to any pending or outstanding injunction, directive, order, judgment or other disposition of dispute that adversely restricts the use, transfer, registration or licensing of any such Company Intellectual Property by the Company.
53.To the Company’s Knowledge, no Person has infringed, misappropriated or otherwise violated, and no Person is currently infringing, misappropriating or otherwise violating, any Company Intellectual Property. During the prior six years, the Company has not asserted any written claim (or to the Company’s Knowledge, any oral claim or threatened any claim), against any third party alleging infringement, misappropriation or other violation of any Company Intellectual Property.
54.The Company has taken all reasonable measures to protect the confidentiality and value of all material Trade Secrets included in the Company Intellectual Property or otherwise used or held by the Company and, to the Company’s Knowledge, such Trade Secrets have not been used, disclosed to or discovered by any Person except pursuant to written, valid and appropriate non-disclosure and/or license agreements which have not been breached.
55.All assignments evidencing proper ownership of Registered IP included in the Company Intellectual Property have been duly executed and timely filed and recorded with the USPTO and such other foreign offices where such recordation is required.
56.The Company has obtained from all parties (including current or former employees, officers, directors, consultants and contractors) who have created or developed any material Trade Secrets, unregistered copyrights and unregistered trademarks for or on behalf the Company written, valid and enforceable present assignments of any such Intellectual Property to the Company.
57.To the actual knowledge of the Specified Persons, the IT Assets owned by the Company are free from material bugs, malicious code, and other material defects, and otherwise perform as required by the Company in connection with its business. To the Company’s Knowledge, no Person has gained unauthorized access to such IT Assets within the prior three years that has resulted or could reasonably be expected to result in material liability to the Company. The Company has implemented reasonable system change controls and backup and disaster recovery technology processes consistent with industry best practices.

58.None of the Company’s material proprietary software is subject to any obligation or condition under any license that conditions the distribution of such software (or any portion thereof) on (i) the disclosure, licensing or distribution of any source code for any portion of such software, (ii) the granting to licensees of the right to make derivative works or other modifications to such software, (iii) the licensing under terms that allow such software or portions thereof or interfaces therefor to be reverse engineered, reverse assembled or disassembled (other than by operation of Law), or (iv) redistribution of such software at no license fee.
59.To the Company’s Knowledge, except for inventions supported by grant no. NCC 9-58 from the National Space Biomedical Research institute through NASA with respect to the SPV-015 patent family, and the Company Intellectual Property subject to certain U.S. government rights and University rights as disclosed in Section 2.8(a) of the Disclosure Schedule, and except for any other funding or use of facilities or personnel that has not resulted in any Governmental Body or any university, college, research institute or other educational institution obtaining ownership rights in (or options to obtain ownership rights in), licenses to (or options to receive licenses to) or other rights to use or exploit any Company Intellectual Property, no funding, facilities or personnel of any Governmental Body or any university, college, research institute or other educational institution has been used to create or otherwise develop any material Company Intellectual Property.
60.(A) Section 2.8(l)(A) of the Disclosure Schedule identifies each Contract pursuant to which the Company is a licensee of, or is otherwise granted any rights to use any Intellectual Property that is material to the Company’s business by, a third party (other than (i) non-exclusive licenses (A) to commercially available third party software, including software as a service subscriptions or (B) in vendor agreements or clinical trial agreements entered into in the ordinary course of business, or (ii) pursuant to non-disclosure agreements or material transfer agreements entered into in the ordinary course of business) and (B) Section 2.8(l)(B) of the Disclosure Schedule identifies each Contract pursuant to which the Company is a licensor or otherwise grants any rights to use any material Company Intellectual Property to a third party other than non-exclusive licenses granted in the ordinary course of business of the Company (each such Contract identified in clause (A) and clause (B), an “Intellectual Property Contract”).
i.Regulatory Matters.
61.Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company, (i) the Company holds all Governmental Authorizations under the FDCA (including Section 510(k)), and all Governmental Authorizations of any applicable Governmental Body that has regulatory authority over the testing, development, design, quality, identity, safety, efficacy, manufacturing, labeling, marketing, distribution, commercialization, sale, pricing, import or export of the products currently sold by the Company, including those listed on Section 2.9(a) of the Disclosure Schedule (“Company Products” and any such Governmental Body, a “Company Regulatory Agency”), necessary for the lawful operation of the business of the Company in each jurisdiction in which the Company operates (the “Company Regulatory Permits”); (ii) all such Company Regulatory Permits are valid and in full force and effect; and (iii) the Company is in compliance with the terms of all Company Regulatory Permits. There is no Legal Proceeding pending or, to the Company’s Knowledge, threatened that would result in the termination, revocation, suspension or the imposition of a restriction on any such Company Regulatory Permit or the imposition of any fine, penalty or other sanction for violation of any such Company Regulatory Permit.
62.Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company, the business of the Company is being conducted in compliance with, and has appropriate internal controls that are reasonably designed to ensure compliance with (i) the FDCA (including all applicable registration and listing requirements set forth in Section 510 of the FDCA (21 U.S.C. § 360) and 21 C.F.R. Part 807); (ii) the Patient Protection Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010; (iii) federal Medicare and Medicaid statutes and related state or local statutes; (iv) any comparable foreign Legal Requirements for any of the foregoing (including the GDPR); (v) the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7(b)), Stark Law (42 U.S.C. §1395nn), the federal criminal False Claims Act (42 U.S.C. §1320a-7b(a)), the federal civil False Claims Act (31 U.S.C. § 3729 et seq.), Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. § 1320d et seq.), as amended by the Health Information Technology for Economic and Clinical Health Act, and any comparable federal, state or local Legal Requirements; (vi) state testing, manufacturing, distribution, commercialization, marketing, licensing, disclosure, gift ban, code of conduct and reporting requirements, including the Physician Payments Sunshine Act (42 C.F.R. Parts 402-403) and equivalent or related state reporting requirements; (vii) Legal Requirements with respect to the protection of Personally Identifiable Information collected or maintained by or on behalf of the Company; (viii) rules and regulations promulgated pursuant to all such applicable Legal Requirements with respect to any of the foregoing, each as amended from time to time; (ix) any other Law that governs the health care industry or relationships among health care providers, suppliers, distributors, manufacturers and patients (collectively, “Company Healthcare Laws”); (x) the Federal Trade Commission Act; and (xi) the Settlement Agreement.
63.Except as set forth on Section 2.9(c) of the Disclosure Schedule, the Company is not party to any corporate integrity agreements, monitoring agreements, deferred prosecution agreements, consent decrees, settlement orders or similar agreements with or imposed by any Governmental Body and, to the Company’s Knowledge, no such action is currently contemplated, proposed or pending.
64.The Company has not, and, to the Company’s Knowledge, no officer, employee, agent or authorized representative of the Company has, made an untrue or misleading statement of a material fact or a fraudulent statement to any Governmental Body, failed to disclose a material fact required to be disclosed to any Governmental Body, or committed an act, made a statement, or failed to make a statement, in each case, related to the business and which, at the time such disclosure was made, violated the “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” policy of the FDA set forth in 56 Fed. Reg. 46191 (September 10, 1991) or any other applicable, similar policy of another Company Regulatory Agency. Neither the Company nor any duly authorized representative of the Company has been convicted of any crime or engaged in any conduct for which debarment is mandated by 21 U.S.C. § 335a(a) or authorized by 21 U.S.C. § 335a(b) or any similar applicable Laws. Neither the Company nor any director, officer, employee, or to the Knowledge of the Company, any agent, supplier, licensee or contractor of the Company has been debarred or excluded from participating in any government health care programs or convicted of any crimes or engaged in any conduct for which such Person could be excluded from participating in any government (including federal, state, local or foreign) health care programs, debarred or suspended from participating in federal, state, local or foreign government Contracts, or convicted of any crime or, to the Knowledge of the Company, engaged in any conduct for which such Person could be excluded from participating in any federal health care program under Section 1128 of the Social Security Act of 1935, as amended, or any similar Law or program whether federal, local, state or foreign. No claim, investigation, proceeding, suit or action that would reasonably be expected to result in such an exclusion is pending or, to the Knowledge of the Company, threatened against the Company or any director, officer or employee of the Company or, to the Knowledge of the Company, any agent or authorized representative of the Company.
65.The manufacturing operations conducted by the Company or, to the Company’s Knowledge, on behalf of the Company (a) are being, and have been conducted in material compliance with all Company Healthcare Laws, including the provisions of FDA’s current good manufacturing practice regulations at 21 C.F.R. Parts 210-211 and 820 and similar federal, state, local or foreign requirements for the manufacture of the Company’s Products and (b) have achieved and maintained all applicable quality certifications including all required ISO (International Organization for Standardization) certificates. Section 2.9(e) of the Disclosure Schedule lists each ISO and quality certification applicable to the Company. There is no pending, or, to the Company’s Knowledge, threatened, proceeding to audit, repeal, fail to renew or challenge any such certification.
66.All pre-clinical and clinical investigations conducted or, to the Company’s Knowledge, sponsored by or on behalf of the Company, used or intended to be used to support any filing or application for a Company Regulatory Permit, have been or are being conducted in compliance with all applicable Legal Requirements administered or issued by the applicable Company Regulatory Agencies, including (i) FDA standards for conducting non-clinical laboratory studies contained in Title 21 part 58 of the Code of Federal Regulations, (ii) FDA standards for the design, conduct, performance, monitoring, auditing, recording, analysis and reporting of clinical trials and the protection of human subjects, including without limitation, Title 21 parts 11, 50, 54, 56 and 812 of the Code of Federal Regulations, (iii) any comparable state, local or foreign Legal Requirements regulating the conduct of pre-clinical and clinical investigations and the protection of human subjects, (iv) federal, state, local or foreign Laws restricting the collection, use and disclosure of individually identifiable health information and personal information and (v) all directions, notices, approvals and restrictions issued by the relevant institutional review board or ethics board, except, in each case, for such noncompliance that, individually or in the aggregate, would not reasonably be expected to be material to the Company. To the Company’s Knowledge, no investigator, employee or agent that has participated or is participating in any clinical investigation conducted or sponsored by or on behalf of the Company, or used or intended to be used to support any filing or application for a

Company Regulatory Permit, is or has been disqualified or restricted by the FDA from receiving investigational drugs, biologics or devices or from conducting any clinical investigation that supports an application for a research or marketing permit; has entered into a restricted agreement with FDA; or is or has been subject to any comparable action by any other Governmental Body.
67.The Company has not been, and is not the subject of, any FDA Form 483 observations, warning letters, untitled letters, inspection or audit reports from any Company Regulatory Agency identifying any major or minor non-compliances, subpoenas, investigations, actions, demands or notices relating to any alleged non-compliance, which would reasonably be expected to be, individually or in the aggregate, material to the Company or to lead to the denial, suspension or revocation of any application or grant for marketing approval with respect to any material Company Product currently pending before or previously approved or cleared by the FDA or such other Company Regulatory Agency. The Company has not been subject to any adverse audit reports or alleged non-compliance by its customers or other third parties with which it does business, except where such report or allegation of non-compliance would not reasonably be expected to be, individually or in the aggregate, material to the Company.
68.Except as set forth on Section 2.9(h) of the Disclosure Schedule, for a period of five years prior to the date of this Agreement, for each adverse event and device malfunction requiring the submission of a medical device report under 21 C.F.R. Part 803 (“MDR”), or any other filing, submission, notice or report to the FDA or any other Company Regulatory Agency, the Company has reported, filed, or submitted an MDR or other required filing, submission, notice or report in a timely manner, except where a failure to report, file or submit has not had and would not reasonably be expected to be, individually or in the aggregate, material to the Company. All such reports, filings, submissions or notices were complete and accurate in all material respects on the date filed (or were corrected in or supplemented by a subsequent filing), and any material and legally necessary or required updates, changes, corrections, amendments, supplements or modifications to such filings have been submitted to the applicable Governmental Body.
69.Except as set forth on Section 2.9(i) of the Disclosure Schedule, for a period of five years prior to the date of this Agreement, the Company has not voluntarily or involuntarily initiated, conducted or issued, caused to be initiated, conducted or issued any recall, removal, market withdrawal, replacement, field action, safety alert, warning, “dear doctor” letter, investigator notice or other notice or action to wholesalers, distributors, retailers, healthcare professionals or patients (including any action required to be reported or for which records must be maintained under 21 C.F.R. Part 806) relating to any Company Product (collectively, a “Recall”) or is currently considering initiating, conducting or issuing any Recall of any Company Product, except as (with respect to Recalls other than Class I Recalls) has not had and would not reasonably be expected to, individually or in the aggregate, result in a material liability to the Company or otherwise interfere in any material respect with the conduct of its business as it is now being conducted.

70.No Company Product is or during the past three years has been (i) adulterated within the meaning of 21 U.S.C. §351, (ii) misbranded within the meaning of 21 U.S.C. §352, (iii) in violation of 21 U.S.C. §§360 or 360e, in each case as would be a material violation of applicable Law, or (iv) subject to any actions, demands, notices of violation, proceedings or demand letters relating to any alleged hazard or alleged defect in design, manufacture, materials or workmanship, including any failure to warn or alleged breach of express or implied warranty or representation relating to any Company Product manufactured, distributed or sold by or on behalf of the business or relating to alleged noncompliance by, or liability of, to Company under any Company Healthcare Laws.
j.Material Contracts.
71.Section 2.10(a) of the Disclosure Schedule lists each Contract (other than purchase orders) in effect as of the date of this Agreement to which the Company is a party in the following categories (other than any Contract (1) that is a nondisclosure agreement entered into (x) in the ordinary course of business or (y) solely as a customary confidentiality agreement in connection with discussions, negotiations and transactions related to this Agreement or other potential strategic transactions or (2) that is a Company Plan or Company Service Provider Agreement, which shall be governed under Section 2.15 (Employee Benefit Plans and Employee Matters)) (the “Material Contracts”):
ix.any Contract that requires future payments by or to the Company in excess of $250,000 in any calendar year, including any such Contract for the purchase or sale of assets, raw materials, goods, commodities, utilities, equipment, supplies, products or other personal property, or for the provision or receipt of services;
x.any Contract with a Significant Customer or Significant Supplier;
xi.any Contract that permits any Person other than the Company to market, offer, distribute or sell any Company Products or services, including distribution, sales representative and similar agreements;
xii.any Contract that permits any Person other than the Company to manufacture and sell any Company Products, including original equipment manufacturer or similar agreements;
xiii.any Contract related to an acquisition, divestiture, merger, or similar transaction containing representations, covenants, indemnities, purchase price payments, “earn-outs,” adjustments or other obligations;
xiv.(A) any guaranty, surety or performance bond or letter of credit issued or posted, as applicable, by the Company; (B) any Contract evidencing Debt of the Company or providing for the creation of or granting any Lien upon any of the property or assets of the Company (excluding Permitted Encumbrances); (C) any Contract (1) relating to any loan or advance to any Person which is outstanding as of the date of the Agreement (other than advances to employees and consultants in connection with the carrying out of such Person’s duties for the

Company in the ordinary course of business, which shall not exceed $10,000 individually) or (2) obligating or committing the Company to make any such loans or advances; (D) any currency, commodity or other hedging or swap contract; and (E) any Contract under which any Person has guaranteed any liabilities or obligations of the Company;
xv.any Contract creating or purporting to create any partnership or joint venture or any sharing of profits or losses by the Company with any third party;
xvi.any Contract for consulting, advisory or similar services with a Health Care Professional;
i.any settlement agreement or similar Contract with a Governmental Body;
ii.any Contract with an Affiliate;
iii.any Contract creating or purporting to create any obligation to pay or receive any royalty or similar payment;
iv.any Contract (A) containing covenants restricting or purporting to restrict competition which, in either case, have, would have or purport to have the effect of prohibiting the Company or, after the Closing, Parent or the Surviving Corporation from engaging in any business or activity in any geographic area or other jurisdiction; (B) in which the Company has granted “exclusivity” or that requires the Company to deal exclusively with, or grant exclusive rights or rights of first refusal to, any customer, vendor, supplier, distributor, contractor or other Person; (C) that includes minimum purchase conditions, take-or-pay or other requirements imposed on the Company, in either case that exceed $100,000 in any calendar year; (D) containing a “most-favored-nation,” “best pricing” or other similar term or provision by which another party to such Contract or any other Person is, or could become, entitled to any benefit, right or privilege which, under the terms of such Contract, must be at least as favorable to such party as those offered to another Person; or (E) covenants restricting or purporting to restrict solicitation which, in either case, have, would have or purport to have the effect of prohibiting the Company or, after the Closing, Parent or the Surviving Corporation from engaging in any solicitation of employees, customers, distributors or activities in any geographic area or other jurisdiction;
v.any Contract involving commitments to make capital expenditures or to purchase or sell assets involving $250,000 or more individually, other than sales of product in the ordinary course of business;
vi.any Real Property Lease;
vii.any Contract that contains any standstill or similar agreement pursuant to which the Company has agreed not to acquire assets or securities of another Person;
viii.any Contract that is between the Company and any of its directors, executive officers, employees or to the Knowledge of the Company, any Person beneficially owning five percent (5%) or more of the outstanding Company Capital Stock, other than Company Plans and Company Service Provider Agreements;
ix.any Contract that contains a put, call, or similar right pursuant to which the Company could be required to purchase or sell, as applicable, any equity interests of any Person or any assets;
x.any collective bargaining agreements or agreements with labor unions;
xi.any Contract (other than those specified in subsection (xvi) above) that was not entered into on an arm’s length basis; and
xii.any Intellectual Property Contract.
72.With respect to each Material Contract listed or required to be listed in Section 2.10(a) of the Disclosure Schedule: (i) such Material Contract is, and to the Company’s Knowledge, with respect to each party thereto other than the Company, valid, binding and enforceable against such party in accordance with its terms, subject to (A) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (B) rules of Law governing specific performance, injunctive relief and other equitable remedies; (ii) such Material Contract is in full force and effect; (iii) the Company is not in material breach or material default of such Material Contract or, with the giving of notice or the giving of notice and passage of time without a cure would be, in material breach or material default of such Material Contract, and to the Company’s Knowledge, as of the date of this Agreement no other party to such Material Contract is in material breach or material default of such Material Contract; and (iv) as of the date of this Agreement, the Company has not received any written notice of termination or non-renewal of any Material Contract, and the Company has not given, nor does the Company intend nor to the Company’s Knowledge does any counterparty intend, to provide any notice of termination or non-renewal of any Material Contract. The Company has delivered or otherwise made available to Parent or its counsel a true and complete copy of each such written Material Contract and a written description of each oral Material Contract in the case of Material Contracts entered into on or before the date of this Agreement, prior to the date of this Agreement and in the case of all other Material Contracts, within two Business Days of the execution thereof.
k.Liabilities
. The Company has no material liabilities or obligations (whether accrued, absolute, contingent, unknown or otherwise) that would be required to be reflected under GAAP other than: (i) those which are adequately reflected or reserved against in the Company Financial Statements as of the Balance Sheet Date or the Unaudited Balance Sheet; (ii) those which have been incurred in the ordinary course of business since the Balance Sheet Date; and (iii) liabilities and obligations incurred as expressly contemplated in this Agreement or any other Transaction Document.

l.Compliance with Laws; Export Controls.
73.The Company is in compliance in all material respects with, and during the past three years has been in compliance in all material respects with applicable Laws, and during the past three years the Company has not received any written notices of any violation with respect to such Laws, except for violations that are immaterial, have been cured or are no longer being asserted. This Section 2.12 shall not apply with respect to Tax matters.
74.During the past three years, the Company has complied in all material respects with its internal privacy policies, and contractual and fiduciary obligations in connection with any collection, use, transfer, disclosure or other exploitation by the Company of any Personally Identifiable Information of any Person. To the Knowledge of the Company, there are no complaints to or audits, proceedings, investigations or claims pending against the Company by any Governmental Body, or by any Person, in respect of the collection, use, transfer, disclosure or other exploitation of Personally Identifiable Information of any Person in connection with the Company or its business. During the past three years, the Company has taken all steps reasonably necessary (including implementing and monitoring compliance with adequate measures with respect to technical and physical security) to ensure that all Personally Identifiable Information is protected against loss and against unauthorized access, use, modification or disclosure, and there has been no unauthorized access to or misuse of Personally Identifiable Information.
75.For a period of three years prior to the date of this Agreement, the Company has not been in material violation of, has not been investigated for, and has not been charged or notified by any Governmental Body with a material violation of any (i) applicable U.S. export and reexport control Laws or regulations, including the U.S. Export Administration Regulations and the Foreign Assets Control Regulations, (ii) any applicable economic sanctions Laws, regulations and orders or (iii) other applicable import/export controls in other countries in which the Company conducts business.
76.Neither the Company nor to the Company’s Knowledge any stockholder, director, officer, agent or Affiliate of the Company is currently the subject or the target of any sanctions administered or enforced by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”), the U.S. Department of State, the United Nations Security Council, the European Union or other sanctions authority (collectively, the “Sanctions”). The Company has not been located, organized, operating or resident in, or sold into a country or territory that is or was the subject or target of Sanctions, including the Crimea region of the Ukraine, Cuba, Burma (Myanmar), Iran, North Korea, Sudan and Syria. To the Company’s Knowledge, the Company does not have, and has not had, a customer, supplier or distributor relationship with or is a party to any Contract with any Person or Entity is: (1) on any sanctions list maintained OFAC or any other relevant sanctions authority, including OFAC’s List of Specially Designated Nationals and Blocked persons; (2) owned or controlled or acting on behalf of a Person on any such sanctions list; (3) otherwise the target of Sanctions; or (4) owned or controlled by, or acting on behalf of, one or more Persons that is otherwise the target of Sanctions, in each case to the extent prohibited by applicable Law.

m.Certain Business Practices
. For a period of three years prior to the date hereof, the Company and its directors, officers, employees or other representatives, in each case, to the extent such action or inaction constitutes a violation of applicable Anti-Corruption Laws, (a) has not used and is not using any funds for any unlawful contributions, unlawful gifts, unlawful entertainment or other unlawful expenses; (b) has not made any direct or indirect unlawful payments, unlawful gifts or unlawful entertainment to any foreign or domestic Government Official or Health Care Professionals; (c) has not violated and is not violating any Anti-Corruption Laws; (d) has not established or maintained, and is not maintaining, any unlawful or unrecorded fund of monies or other properties; (e) has not made, and is not making, any false or fictitious entries on its accounting books and records; (f) has not made, and is not making, any bribe, payoff, influence payment, kickback or other unlawful payment of any nature, and has not paid, and is not paying, any fee, commission or other payment that has not been properly recorded on its accounting books and records as required by the Anti-Corruption Laws; and (g) has not otherwise given or received anything of value to or from a Government Official, an intermediary for payment to any individual including Government Officials, any political party or customer for the purpose of obtaining or retaining business. All payments by the Company to, and all payments to the Company from, Health Care Professionals are at and have been at fair market value for the applicable goods and services, plus reasonable and actual expenses, and the Company only purchases or provides such goods or services for which there is a commercially reasonable need for the services.
n.Tax Matters.
77.The Company has filed all income and other material Company Returns that it was required to file under applicable Laws. All such Company Returns were correct and complete in all material respects. All income and other material Taxes due and owing by the Company (whether or not shown on any Company Return) have been paid. There are no Liens for Taxes (other than Permitted Encumbrances) upon any of the assets of the Company. No extension of time with respect to any date on which a Company Return was required to be filed by the Company that extends such date beyond the date of this Agreement is in force, and no waiver or agreement by the Company is in force for the extension of time for the payment, collection or assessment of any Taxes beyond the date of this Agreement.
78.The Company has not received written notice from any Governmental Body of any audit or other examination of any Company Return (or any other material Tax examination, Tax claim or Tax action relating to the Company) that is presently in progress, pending or threatened and has not been resolved in full.
79.The Company has not received written notice from any Governmental Body of any material Tax deficiency that is outstanding, assessed or proposed against the Company and has not been resolved in full. The Company has never received a written claim from any Governmental Body in a jurisdiction in which the Company does not file Company Returns that the Company is or may be subject to taxation by that jurisdiction.

80.The Company has withheld and paid all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party.
81.The Company has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.
82.Within the past three years, the Company has not constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code. The Company has not engaged in a “listed transaction” as defined in Section 6707A(c) of the Code or the treasury regulations promulgated thereunder.
83.The Company will not be required to include an item of income in, or exclude an item of deduction from, taxable income (in a cumulative amount in excess of its net operating loss carryforward from taxable periods ending on or before the Closing Date), for any Tax period (or portion thereof) ending after the Closing as a result of any: (i) change in method of accounting for a Tax period ending prior to the Closing; (ii) “closing agreement” as described in Section 7121 of the Code (or any comparable or similar provisions of applicable Law) executed prior to the Closing; (iii) election pursuant to Section 108(i) of the Code; (iv) installment sale or open transaction disposition made prior to the Closing; (v) deferral of any Tax obligations pursuant to the CARES Act or similar statutory relief; or (vi) prepaid amount received prior to the Closing (other than prepaid amounts received in the ordinary course of business).
84.The Company has delivered or made available to Parent complete and accurate copies of all U.S. federal income Company Returns for taxable year ending on or after December 31, 2015, and complete and accurate copies of all audit or examination reports and statements of deficiencies assessed against the Company with respect to such Company Returns.
85.The Company is not a party to any agreement with any third party relating to allocating or sharing the payment of, or liability for, Taxes (other than this Agreement and any contract, such as a loan or a lease, entered into in the ordinary course of business the primary purpose of which is unrelated to Taxes).
86.The Company has not been a member of an affiliated group filing a U.S. federal income Tax Return (other than a group the common parent of which was the Company). The Company does not have any liability for the Taxes of any other Person (i) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or foreign Law); (ii) as a transferee or successor; or (iii) otherwise by operation of Law.
87.The Company is not and has not been, for U.S. federal income tax purposes, an equity holder of a “controlled foreign corporation” as defined in Section 957 of the Code (or any similar provision of state, local or foreign Law).

88.No material unpaid Taxes of the Company have been incurred since the Balance Sheet Date other than (i) the employer portion of any Taxes payable in connection with payments pursuant to this Agreement, (ii) Transfer Taxes, and (iii) in the ordinary course of business of the Company and consistent with amounts previously paid with respect to such Taxes for similar periods in prior years, adjusted for changes in ordinary course operating results.
89.No material closing agreements, private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into or issued by any Governmental Body after December 31, 2010 with respect to the Company.
90.There is no material amount of any property or obligation of the Company, including uncashed checks to vendors, customers or employees, non-refunded overpayments, credits or unclaimed amounts, that is, or may become, escheatable or reportable as unclaimed property to any Governmental Body under any applicable escheatment, unclaimed property or similar Laws.
91.Nothing in this Section 2.14 (Tax Matters) or otherwise in this Agreement shall be construed as a representation or warranty with respect to (i) the amount, value or availability in any Tax period (or portion thereof) beginning after the Closing Date of any net operating loss, capital loss, Tax credit, Tax basis or other Tax asset or attribute of the Company, or (ii) any Tax position that Parent or any of its Affiliates (including the Surviving Corporation) may take in respect of any Tax period (or portion thereof) beginning after the Closing Date.
o.Employee Benefit Plans and Employee Matters.
92.Section 2.15(a) of the Disclosure Schedule sets forth an accurate and complete list of each material Company Plan and each material Company Service Provider Agreement (other than offer letters executed on the Company’s standard form). For purposes of this Agreement, “Company Plan” means any employee benefit or compensation plan, program, policy, practice, agreement, Contract, obligation or arrangement (including any material “employee benefit plan” as defined in Section 3(3) of ERISA), but excluding any Company Service Provider Agreement, whether or not in writing and whether or not funded, in each case, which is sponsored, maintained or contributed to, or required to be contributed to, by the Company or with respect to which the Company or any of its Subsidiaries would reasonably be expected to have any potential liability. For purposes of this Agreement, “Company Service Provider Agreement” means any individual offer letter or agreement for employment, consulting, retirement, severance, termination or change in control, deferred compensation, equity-based, incentive, bonus, supplemental retirement, profit sharing, insurance, medical, welfare, fringe or other benefits or remuneration of any kind between the Company and any individual Company employee or service provider, except for any consulting, advisory or similar agreement set forth in Section 2.10(a)(viii) of the Disclosure Schedule.
93.With respect to each Company Plan and each Company Service Provider Agreement, the Company has delivered or otherwise made available to Parent or its counsel a copy of: (i) each writing constituting a part of any written Company Plan or Company Service

Provider Agreement and all amendments thereto, and all trusts or service agreements relating to the administration and recordkeeping of any Company Plan or Company Service Provider Agreement, and written summaries of the material terms of all unwritten Company Plans and Company Service Provider Agreements; (ii) the two most recent Annual Reports (Form 5500 Series or otherwise in a form in accordance with applicable Law) including all applicable schedules, if any, for each Company Plan that is subject to such reporting requirements; (iii) the current summary plan description and any material modifications thereto, if any, or any written summary provided to participants with respect to any plan for which no summary plan description exists; (iv) the most recent determination letter (or if applicable, advisory or opinion letter) from the IRS, if any, and any pending applications for a determination or opinion letter; and (v) all material correspondence to or from any Governmental Body received in the last three years with respect to any Company Plan.
94.Each Company Plan and Company Service Provider Agreement has been established and maintained in all material respects in accordance with its terms and applicable Laws, including but not limited to ERISA or the Code. No “prohibited transaction,” within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, and not otherwise exempt under Section 408 of ERISA, has occurred with respect to any Company Plan that would reasonably be expected to result in any material liability. There are no current actions, suits or claims pending, or, to the Company’s Knowledge, threatened in writing (other than routine claims for benefits) against any Company Plan or any Company Service Provider Agreement or against the assets of any Company Plan or Company Service Provider Agreement. There are no audits, inquiries or proceedings pending or, to the Company’s Knowledge, threatened in writing by any Governmental Body with respect to any Company Plan or Company Service Provider Agreement. The Company and each ERISA Affiliate have timely made or otherwise provided for all contributions and other payments required by and due under the terms of each Company Plan or Company Service Provider Agreement has accrued such contributions and other payments in accordance with generally accepted accounting principles.
95.Except as set forth in Section 2.15(d) of the Disclosure Schedule, with respect to each Company Plan intended to be “qualified” within the meaning of Section 401(a) of the Code, (i) each such Company Plan has been determined to be so qualified and has received a favorable determination or opinion letter from the IRS with respect to its qualification, (ii) the trusts maintained thereunder have been determined to be exempt from taxation under Section 501(a) of the Code, and (iii) no event has occurred that could reasonably be expected to result in disqualification or adversely affect such exemption.
96.Except as set forth in Section 2.15(e) of the Disclosure Schedule and other than as required under Section 4980B of the Code or other applicable Law, no Company Plan or Company Service Provider Agreement provides benefits or coverage in the nature of health, life or disability insurance following retirement or other termination of employment (other than death benefits when termination occurs upon death).
97.Each Company Plan or Company Service Provider Agreement to which the Patient Protection and Affordable Care Act and its companion bill, the Health Care and

Education Reconciliation Act of 2010 (together known as the “ACA”), applies is in compliance in all material respects with the ACA, and the rules and regulations promulgated thereunder, and no federal income Taxes or penalties have been imposed or are due for noncompliance with the ACA or for failure to provide minimum coverage to employees.
98.Each Company Plan that is a Code Section 125 cafeteria plan has passed non-discrimination testing for each year of existence.
99.Except as set forth in Section 2.15(h) of the Disclosure Schedule, no payment or benefit which will or may be made by the Company in connection with the Merger with respect to any “disqualified individual” (as defined in Code Section 280G and the regulations thereunder) would reasonably be expected to be characterized as a “parachute payment” within the meaning of Code Section 280G(b)(2). There is no Contract, agreement, plan or arrangement (including, for the avoidance of doubt, any Company Plan or Company Service Provider Agreement) to which the Company or any ERISA Affiliates is bound to provide a gross up or otherwise reimburse any employee for excise Taxes paid pursuant to Section 4999 of the Code. The execution and delivery of this Agreement and the consummation of the Merger, either alone or in combination with another event, will not (i) increase the benefits payable under any Company Plan or Company Service Provider Agreement or the amount of compensation due to any current or former employee, director, officer or independent contractor of the Company or any of its Subsidiaries, (ii) result in any acceleration of the time of payment or vesting of any benefits under any Company Plan or Company Service Provider Agreement (other than accelerated vesting of Company Options as provided in Section 1.6 (Treatment of Company Options)), (iii) entitle any current or former employee, director, officer or independent contractor of the Company or any of its Subsidiaries to severance pay or termination pay or any material increase in severance or termination pay, (iv) directly or indirectly cause the Company to transfer or set aside any assets to fund any material benefits under any Company Plan or Company Service Provider Agreement, (v) otherwise give rise to any material liability under any Company Plan or Company Service Provider Agreement, or (vi) limit or restrict the right to merge, materially amend, terminate or transfer the assets of any Company Plan or Company Service Provider Agreement on or following the Effective Time, and, except as provided by terms of this Agreement and applicable Law, Parent may at any time following the Effective Time, and from time to time, amend, terminate or wind up any Company Plan or Company Service Provider Agreement, in whole or in part, without consent from any Person and without incurring any material liabilities, costs or expenses. Except with respect to any limitations pursuant to applicable Law, the Company has the right to terminate the employment of each employee of the Company at will and to terminate the engagement or service of directors and its independent contractors at will.
100.Neither the Company nor any Entity with which the Company is or would be considered a single employer under Section 414(b), (c) or (m) of the Code (“ERISA Affiliates”) has, within the six years preceding the date of this Agreement, sponsored, maintained, participated in, contributed to, been obligated to contribute to or had any obligations or incurred any liability under (i) any employee benefit plan that is subject to Title IV of ERISA or Section 412 of the Code (including any “defined benefit plan” within the meaning of Section 3(35) of ERISA), or (ii) a “multiemployer plan” within the meaning of Section 3(37) of ERISA.
101.Each Company Plan or Company Service Provider Agreement, that constitutes a “nonqualified deferred compensation plan” subject to Section 409A of the Code has been written, executed, and operated in compliance in all material respects with Section 409A of the Code and the regulations thereunder. The Company does not have any obligation to gross up or otherwise reimburse any person for any Tax incurred by such person pursuant to Section 409A of the Code. Each Company Option has an exercise price that is not less than the fair market value of the underlying Company Common Stock on the date the Company Option was granted as determined in accordance with Section 422 or 409A of the Code, as applicable, has a grant date identical to the date on which the Company Board or compensation committee of the Company actually awarded such Company Option, and is otherwise exempt from Section 409A.
102.To the Company’s Knowledge: (i) the Company is, and during the past three years has been, in compliance in all material respects with all applicable Laws, and with any order, ruling, decree, judgment or arbitration award of any arbitrator or any court or other Governmental Body, respecting employment, employment practices, terms and conditions of employment, wages, hours or other labor-related matters, including Laws, orders, rulings, decrees, judgments and awards relating to discrimination, worker classification (including the proper classification of workers as independent contractors and consultants), wages and hours, labor relations, leave of absence requirements, occupational health and safety, privacy, harassment, retaliation, immigration, wrongful discharge or violation of the personal rights of employees, former employees or prospective employees; (ii) the Company has withheld and reported all amounts required by any Law or Contract to be withheld and reported with respect to wages, salaries and other payments to any employee; (iii) the Company has no liability for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Body with respect to unemployment compensation benefits, social security or other benefits or obligations for any employee (other than routine payments to be made in the normal course of business and consistent with past practice); and (iv) there has not been in the three years prior to the date of this Agreement, nor are there currently, any Legal Proceedings or formal internal investigations conducted by the Company (or any Person at the request of the Company or its governing bodies) concerning any illegal activity, fraudulent or deceptive conduct, discrimination, sexual harassment, whistleblowing or other malfeasance issues with respect to any current or former employee of the Company.
103.The Company is not and has never been a party to or otherwise bound by any collective bargaining agreement, Contract or other agreement or understanding with a labor union or labor organization, or works council or similar body, nor is any such Contract or agreement presently being negotiated, nor, to the Company’s Knowledge, is there, nor has there been in the last three years, a representation campaign with respect to any of the employees of the Company. As of the date of this Agreement, there is no pending or, to the Company’s Knowledge, threatened, labor strike, dispute, walkout, work stoppage, slow-down or lockout involving Company. Neither the Company nor, to the Company’s Knowledge, any of its representatives or employees has committed or engaged in any Unfair Labor Practice pursuant to the National Labor Relations Act in connection with the operation of the business of the Company. There are no Legal Proceedings pending, or, to the Company’s Knowledge, threatened, relating to any Company Plan or Company Service Provider Agreement, collective bargaining obligation or agreement, wages and hours, leave of absence, plant closing notification, employment statute or regulation, privacy right, labor dispute, workers’ compensation policy, safety, retaliation, harassment, immigration or discrimination matter involving any employee, including charges of any Unfair Labor Practices, discrimination, retaliation or harassment complaints, except for such Legal Proceedings which would not reasonably be expected to, individually or in the aggregate, result in any material liability to the Company.
104.Section 2.15(m) of the Disclosure Schedule sets forth a list of each current employee and independent contractor (who is a natural person) of the Company, including any employee who is on a leave of absence of any nature, including such employee or independent contractor’s name (or employee identification number), job title, date of hire or commencement of services, location, base salary or hourly rate of compensation and total cash compensation for calendar year 2019. To the Company’s Knowledge, no employee or independent contractor of the Company is party to or is bound by any confidentiality, non-competition or non-solicitation agreement that may have an adverse effect on such employee’s or independent contractor’s performance of his or her duties or responsibilities as an employee or independent contractor of the Company. No current executive officer of the Company has provided written notice to Company of his or her intent to terminate his or her employment with Company as of the date hereof.
105.The Company has made available to Parent copies of all employee manuals and handbooks, policy statements and other materials in effect as of the date hereof relating to the employment of the employees of the Company and its Subsidiaries.
106.The Company and its Subsidiaries are in substantial compliance with (1) the applicable health care continuation and notice provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), or any state Law governing health care coverage extension or continuation, (2) the applicable requirements of the Family and Medical Leave Act of 1993 and the regulations thereunder, (3) the applicable requirements of HIPAA, (4) the applicable requirements of the Patient Protection and Affordable Care Act and its companion bill, the Health Care and Education Reconciliation Act of 2010, and (5) the applicable requirements of the Cancer Rights Act of 1998. The Company and its Subsidiaries have no material unsatisfied obligations to any current or former employees or their qualified beneficiaries pursuant to COBRA, HIPAA or any other Law governing health care coverage extension or continuation.
107.No Company Plan or Company Service Provider Agreement is maintained outside the jurisdiction of the United States or covers any employees or other service providers of the Company or any of its Subsidiaries who reside or work outside of the United States.
p.Environmental Matters

. The Company is and for the past five years, has been in material compliance with all applicable Environmental Laws. During the past three years, the Company has not received any written notices, demand letters or requests for information from any Governmental Body indicating that the Company is or may be in violation of, or be liable under, any Environmental Law, and the Company is not subject to any pending or, to Company’s Knowledge, threatened action or investigation by any Governmental Body under any Environmental Law. To the Company’s Knowledge, no current or prior owner of any property leased or controlled by the Company has received any written notice from a Governmental Body during the past five years that alleges that such current or prior owner or Company is materially violating any Environmental Law. The Company is in compliance in all material respects with, and has no material liability under, any provisions of leases relating in any way to any Environmental Laws or to the use, management or release of Hazardous Substances under such leases. All Environmental Permits, if any, required to be obtained by the Company under any Environmental Law in connection with its operation as it is currently being conducted, including those relating to the management of Hazardous Substances, have been obtained by the Company, are in full force and effect, and the Company is in material compliance with the terms thereof. The Company has not disposed of, arranged for disposal of, or released any Hazardous Substances on, in or under any real property currently owned or operated by the Company that would reasonably be expected to require remediation under Environmental Laws. The Company has delivered or otherwise made available to Parent or its counsel copies of any environmental investigation, study, test, audit, review or other analysis in its possession in relation to the current or prior business of the Company. To the Company’s Knowledge, there is no underground or aboveground storage tank containing Hazardous Substances at any real property currently owned or operated by, or premises leased by the Company.
q.Insurance
. The Company has the insurance of the types and in the amounts set forth in Section 2.17 of the Disclosure Schedule (the “Insurance Policies”). The Insurance Policies are in full force and effect and all premiums due and payable under such Insurance Policies have been paid on a timely basis. The Insurance Policies provide coverage to the extent and in the manner required by Law and by any Contract. The Company has disclosed to the Parent all claims submitted by or on behalf of the Company pursuant to the Insurance Policies. There is no material claim pending under any of the Company’s Insurance Policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies. The Company is not in default under the Insurance Policies and as of the date of this Agreement, the Company has not received any notice alleging default under the Insurance Policies. As of the date of this Agreement, the Company has not received notice of cancellation, termination, non-renewal or reduction of coverage with respect to any Insurance Policy, and there is no threatened cancellation, termination, non-renewal or reduction of coverage of, or material premium increase with respect to, any of such policies.
r.Legal Proceedings; Orders

. As of the date of this Agreement, there is no pending Legal Proceeding, and no Person has threatened in writing, or to the Company’s Knowledge, otherwise threatened, to commence any Legal Proceeding: (a) that involves the Company or any of the assets owned or used by the Company or any Person whose liability the Company has retained or assumed, either contractually or by operation of law; or (b) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Merger or any of the other transactions contemplated by this Agreement. There is no order, writ, injunction, judgment or decree to which the Company or any of the assets owned or used by the Company is subject. To the Company’s Knowledge, no officer or other employee of the Company is subject to any order, writ, injunction, judgment or decree that prohibits such officer or other employee from engaging in or continuing any conduct, activity or practice relating to the Company’s business. This Section 2.18 shall not apply with respect to Tax matters.
s.Authority; Binding Nature of Agreement
. The Company has all necessary corporate power and authority to enter into and to perform its obligations under this Agreement, and subject to receipt of the Required Company Stockholder Vote, to consummate the Merger and the transactions contemplated by this Agreement. As of the date of this Agreement, the Company Board (at a meeting duly called and held) has (a) determined that the Merger is advisable and fair and in the best interests of the Company and its stockholders, (b) authorized and approved the execution, delivery and performance of this Agreement by the Company and approved the Merger, and (c) recommended the adoption of this Agreement by the Company Stockholders and directed that this Agreement be submitted for consideration by the Company Stockholders by Written Consent. This Agreement has been duly executed and delivered by the Company, and assuming due execution and delivery by Parent and Merger Sub, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.
t.Vote Required
. The adoption of this Agreement and approval of the Merger requires the affirmative vote (the “Required Company Stockholder Vote”) of (a) the holders of a majority of the shares of Company Common Stock and Company Preferred Stock outstanding on the applicable record date, voting together as a single class (with the Company Preferred Stock voting on an “as converted” basis) and (b) the holders of a majority of the Series B Convertible Preferred Stock, Series C Convertible Preferred Stock and Series D Convertible Preferred Stock outstanding on the applicable record date, voting together as a single class, to agree that the Transactions shall not be deemed a liquidation, dissolution or winding up of the Corporation within the meaning of the provisions of paragraph 4 of the Company Charter. Upon execution and delivery of the Written Consents required within twenty-four hours after the date hereof in accordance with Section 5.1 (Stockholder Consent or Approval), the Required Company Stockholder Vote shall have been obtained.

u.Non-Contravention; Consents
. Except as set forth in Section 2.21 of the Disclosure Schedule and, with respect to clauses (b) and (c) only, except for violations and defaults that would not, individually or in the aggregate, reasonably be likely to prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement, the execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement will not cause a: (a) violation of any of the provisions of the Company Charter or bylaws of the Company; (b) violation by the Company of any Law applicable to the Company; or (c) default (or an event that, with or without notice or lapse of time or both would constitute a default) on the part of the Company under, or give to others any rights of termination, acceleration or cancellation of, or result in the creation of a Lien on any of the properties or assets of the Company (other than a Permitted Encumbrance) pursuant to, any Material Contract. Except as set forth in Section 2.21 of the Disclosure Schedule and except as may be required by the DGCL, the HSR Act or any other Antitrust Law or governmental regulation, the Company is not required to obtain any Consent from any Governmental Body or party to a Material Contract at any time prior to the Closing in connection with the execution and delivery of this Agreement or the consummation by the Company of the Merger.
v.Financial Advisor
. Except as set forth in (i) the redacted version of the contract specified in paragraph (a) of Section 2.22 of the Disclosure Schedule that was made available to Parent and (ii) the contract made available to Parent specified in paragraph (b) of Section 2.22 of the Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage or finder’s fee in connection with the Merger or any of the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company.

w.Related Party Transactions
. Except as set forth in Section 2.23 of the Disclosure Schedule, there are no material obligations of the Company to officers, directors, stockholders or employees of the Company other than (a) for payment of salaries and bonuses for services rendered, (b) reimbursement of customary and reasonable expenses incurred on behalf of the Company, (c) benefits due under Company Plans and Company Service Provider Agreements and fringe benefits not required to be listed on Section 2.15(a) of the Disclosure Schedule, (d) agreements relating to outstanding Company Capital Stock, Company Options and (e) as provided in the Company Charter or the bylaws of the Company. No officer, director or, to the Company’s Knowledge, Company Stockholder is directly or indirectly interested in any material asset of the Company or any Material Contract.
x.Inventory.
108.Since the Balance Sheet Date, through the date of this Agreement, the Company has not engaged in (i) any trade loading practices or any other promotional sales or discount activity or other practice with the effect of accelerating sales to the trade or otherwise that would otherwise be expected (in the ordinary course of business consistent with past practice) to occur in later periods, (ii) any practice which would have the effect of accelerating collections of receivables that would otherwise be expected (in the ordinary course of business consistent with past practice) to be in later periods, (iii) any practice which would have the effect of postponing payments by the Company that would otherwise be expected (in the ordinary course of business consistent with past practice) to be made in earlier periods or (iv) any other promotional sales, discount activity, deferred revenue activity or Inventory overstocking or understocking activity, in each case in this paragraph (a), in a manner outside the ordinary course of business.
109.The Inventory (net of all reserves for obsolete, excess, slow-moving, damaged and defective inventory) shown on the Unaudited Balance Sheet (i) is owned by the Company free and clear of all Liens, other than Permitted Encumbrances, (ii) is usable and currently marketable condition in the ordinary course of business of the Company and consistent with the Accounting Principles, and (iii) is salable in the ordinary course of business of the Company and (iv) is stored at the Company’s premises (other than for those items of Inventory which are stored in other locations as set forth Section 2.24(b) of the Disclosure Schedule).
y.Customers and Suppliers.
110.To the Knowledge of the Company, no Significant Customer intends to terminate its direct or indirect business relationship with the Company or to limit or alter its relationship with the Company in any material respect. Section 2.25(a) of the Disclosure Schedule lists each Significant Customer. “Significant Customer” means, together, (i) the top 20 hospitals, clinics, physician offices or other health care facility end user,(ii) the top 8 group purchasing organizations, (iii) top 10 distributors, taken as a whole, during the 24-month period ending October 31, 2020 and (iv) the customers, group purchasing organizations and distributors not described in clauses (i)-(iii) that generated the largest revenues for the Company and its Subsidiaries, taken as a whole, during the 12-month period ending October 31, 2020 such that the Persons described in clauses (i)-(iv) represent at least 75% of revenue earned by the Company and its Subsidiaries.
111.To Knowledge of the Company, no Significant Supplier intends to terminate its direct or indirect business relationship with the Company or to limit or alter its relationship with the business in any material respect. Section 2.25(b) of the Disclosure Schedule lists each Significant Supplier. “Significant Supplier” means (i) the top 20 suppliers, measured on the basis of cost of goods or services purchased by the Company, taken as a whole, during the 24-month period ending October 31, 2020 and (ii) any sole source supplier of any input used in the manufacture of the Company’s products. The Company has not entered into agreement, commitment, arrangement or understanding with any vendor of products or services which provide for any minimum order quantities.
z.Takeover Statutes

. No “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute (each, a “Takeover Statute”) is applicable to the Company, the Company Capital Stock, the Merger or other transactions contemplated by this Agreement.
aa.Bank Accounts, Books and Records
. Section 2.27 of the Disclosure Schedule lists each of the Company’s bank accounts and the authorized signatories thereon. The minute books and stock record books of the Company for the five years prior to the date of this Agreement, all of which have been made available to Parent, are complete and correct in all material respects and have been maintained in accordance with sound business practices. The minute books of the Company contain accurate and complete in all material respects records of all meetings, and actions taken by written consent, of the Company Stockholders, Board of Directors and any committees thereof for the five years prior to the date of this Agreement. At the Closing, all of those books and records will be in the possession of the Company.
ab.Warranty Matters.
112.Other than as set forth in (i) the Company’s standard forms of purchase agreement, consignment agreement, and order form (a correct and complete copy of each of which have been made available to Parent), (ii) agreements with group purchasing agreements organizations set forth in Section 2.10(a)(ii) of the Disclosure Schedule, and (iii) the distribution agreements set forth in Section 2.10(a)(ii) of the Disclosure Schedule, the Company has not given to any Person any product or related service guaranty or warranty, right of return or other indemnity.
113.Except as set forth in Section 2.28(b) of the Disclosure Schedule, as of the date of this Agreement, there are no pending or, to the Company’s Knowledge, threatened, Legal Proceeding alleging that any products or related services are defective or fail to meet any applicable warranties, whether express or implied.
ac.Accounts Receivable
. All Accounts Receivable reflected on the Company Financial Statements, and all Accounts Receivable that have arisen since the Balance Sheet Date, (a) arose out of arm’s-length bona fide transactions made in the ordinary course of business consistent with past practice, (b) can reasonably be anticipated to be, in the aggregate, paid in full (subject to the adequate reserves for doubtful accounts, calculated in accordance with GAAP, reflected on the Company Financial Statements and net of such returns and payment discounts) in accordance with their terms, and (c) are not being contested or disputed by any third party in writing.
ad.Reliance
. The Company is not and has not relied on any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except for the representations and warranties expressly set forth in Section 3 (Representations and Warranties of Parent and

Merger Sub) of this Agreement. Such representations and warranties by Parent and Merger Sub constitute the sole and exclusive representations and warranties of Parent and Merger Sub in connection with the transactions contemplated hereunder and the Company understands, acknowledges and agrees that all other representations and warranties of any kind or nature whether express, implied or statutory are specifically disclaimed by Parent and Merger Sub. In making its determination to proceed with the transactions contemplated by this Agreement, the Company has relied solely upon the representations and warranties of Parent and Merger Sub expressly and specifically set forth in this Agreement and has not relied upon any other information provided by, for or on behalf of Parent, Merger Sub or their Affiliates or representatives.

Section 3.Representations and Warranties of Parent and Merger Sub
Parent and Merger Sub represent and warrant to the Company as follows:
a.Due Incorporation; Subsidiaries
. Parent is a corporation duly incorporated, validly existing and in good standing under the laws of Delaware. Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.
b.Authority; Binding Nature of Agreement
. Parent and Merger Sub have all necessary corporate power and authority to enter into and perform their obligations under this Agreement. The execution, delivery and performance by Parent and Merger Sub of this Agreement have been duly authorized by all necessary action on the part of Parent, Merger Sub and their respective boards of directors. This Agreement has been duly executed and delivered by Parent and Merger Sub, and assuming due execution and delivery by the Company, constitutes the legal, valid and binding obligation of Parent and Merger Sub, enforceable against them in accordance with its terms, subject to (a) laws of general application relating to bankruptcy, insolvency and the relief of debtors and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.
c.Non-Contravention; Consents
. The execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement will not: (a) cause a violation of any of the provisions of the certificate of incorporation or bylaws of Parent or Merger Sub, (b) cause a violation by Parent or Merger Sub of any Law applicable to Parent or Merger Sub or (c) cause a default on the part of Parent or Merger Sub under any material contract of Parent or Merger Sub, except, with respect to clauses (b) and (c) only, for violations and defaults that would not reasonably be expected to materially and adversely impact Parent’s or Merger Sub’s ability to consummate the transactions contemplated by this Agreement. Except as may be required by the DGCL, the HSR Act or any other Antitrust Law or governmental regulation, neither Parent nor Merger Sub is required to obtain any

Consent from any Governmental Body or party to a material contract of Parent or Merger Sub at any time prior to the Closing in connection with the execution and delivery of this Agreement or the consummation of the Merger.
d.Litigation
. There is no Legal Proceeding pending (or, to the knowledge of Parent or Merger Sub, being threatened) against Parent or Merger Sub that would delay, restrain, prevent, enjoin or otherwise prohibit the consummation of the Merger.
e.Merger Sub
. Merger Sub (a) was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, (b) has engaged in no other business activities and (c) has conducted its operations only incident to its formation and performance obligations under this Agreement.
f.Reliance.
114.Neither Parent nor Merger Sub is relying and neither Parent nor Merger Sub has relied on any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except for the representations and warranties expressly set forth in Section 2 (Representations and Warranties of the Company) of this Agreement. Such representations and warranties by the Company constitute the sole and exclusive representations and warranties of the Company in connection with the transactions contemplated hereunder and each of Parent and Merger Sub understands, acknowledges and agrees that all other representations and warranties of any kind or nature whether express, implied or statutory are specifically disclaimed by the Company. Parent hereby acknowledges that it has conducted to its satisfaction an independent investigation of the financial condition, operations, assets, liabilities and properties of the Company. In making its determination to proceed with the transactions contemplated by this Agreement, Parent has relied on (a) the results of its own independent investigation and (b) the representations and warranties of the Company expressly and specifically set forth in this Agreement, including the Disclosure Schedule.
115.In connection with the due diligence investigation of the Company by Parent and its Affiliates, stockholders, directors, officers, employees, agents, representatives or advisors, Parent and its Affiliates, stockholders, directors, officers, employees, agents, representatives and advisors have received and may continue to receive after the date hereof from the Company and its Affiliates, stockholders, directors, officers, employees, consultants, agents, representatives and advisors certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding the Company and its business and operations. Parent hereby acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, and that Parent will have no claim against the Company, or any of its Affiliates, stockholders, directors, officers, employees, consultants, agents, representatives or advisors, or any other Person, with respect thereto. Accordingly, Parent hereby acknowledges and agrees that, except for the representations and warranties expressly set forth in Section 2 (Representations and Warranties of the Company) of this Agreement, neither the Company, nor any of its Affiliates, stockholders, directors, officers, employees, consultants, agents, representatives or advisors has made or is making any express or implied representation or warranty with respect to such estimates, projections, forecasts, forward-looking statements or business plans.
g.No Parent Vote Required
. No vote or other action of the stockholders of Parent is required by applicable Law, the certificate of incorporation or bylaws (or similar charter or organizational documents) of Parent or otherwise in order for Parent and Merger Sub to consummate the Merger and the transactions contemplated hereby.
h.Availability of Funds
. Parent has and will have, as of the Closing and to the extent required thereafter, sufficient funds on hand and available through existing liquidity facilities (without restrictions on drawdown that would delay the consummation of the transactions contemplated hereby) to (a) pay the Upfront Purchase Price, (b) pay any and all fees and expenses in connection with the transactions contemplated hereby and any debt or equity financing in connection therewith, (c) repay or refinance all Debt of the Company to the extent such repayment or refinancing is required in connection with the transactions contemplated hereby and (d) satisfy all of its other payment obligations payable hereunder and under any agreement ancillary hereto.
Section 4.Certain Covenants of the Company
a.Access
. Subject to applicable Laws relating to the exchange of information and except as required to comply with any COVID-19 Measures, during the period from the date of this Agreement through the earlier of the Effective Time or the termination of this Agreement pursuant to Section 9.1 (Termination) (the “Pre-Closing Period”), and upon reasonable advance notice to the Company, the Company shall (a) provide Parent and Parent’s representatives with reasonable access during normal business hours to the Company’s personnel, facilities and existing books and records and (b) furnish promptly to the Parent and Parent’s representatives such additional available financial and operating data regarding the Company (or copies thereof), as the Parent may from time to time reasonably request; provided, however, that any such access shall be conducted at Parent’s expense, under the supervision of appropriate personnel of the Company and in such a manner as to maintain the confidentiality of this Agreement and the transactions contemplated hereby in accordance with the terms hereof and not to interfere with the normal operation of the business of the Company or create a material risk of damage or destruction to any material assets or property of the Company. Any investigation shall be subject to the Company’s reasonable security measures and insurance requirements and shall not include the right to perform invasive testing. Nothing herein shall require the Company to disclose any information to Parent if such disclosure would, in the Company’s reasonable judgment, (a) jeopardize any attorney-client or other legal privilege or (b) contravene any applicable Law, fiduciary duty or binding agreement entered into prior to the date of this Agreement (including any confidentiality agreement to which the Company is a party).
b.Conduct of the Business of the Company
. During the Pre-Closing Period, except (1) as set forth in Section 4.2 of the Disclosure Schedule, (2) to the extent expressly required or permitted by this Agreement or any other Transaction Document, (3) as necessary to ensure that the Company complies with applicable Laws (including COVID-19 Measures), or (4) with Parent’s prior written consent (which shall not be unreasonably withheld, conditioned or delayed): (i) the Company shall use commercially reasonable efforts to (A) carry on its business in the ordinary course consistent with past practice, (B) preserve substantially intact its present business organization, and (C) preserve its relationships with material customers, suppliers, distributors, licensors, licensees, Governmental Bodies and others to whom the Company has legal or contractual obligations; and (ii) the Company shall not:
116.amend the Company Charter or the bylaws of the Company;
117.split, combine or reclassify any of its capital stock or (except in connection with the conversion of Company Preferred Stock to Company Common Stock or the exercise of Company Options) issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock;
118.issue, deliver, sell, disperse or pledge any shares of Company Capital Stock or securities convertible into, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating it to issue any such shares or other convertible securities; provided, however, that (i) the Company may issue shares of Company Common Stock in connection with the exercise of Company Options or other rights for Company Common Stock, in each case outstanding as of the date of this Agreement in accordance with their terms and, as applicable, the Equity Incentive Plans as in effect on the date of this Agreement and (ii) the Company may issue shares of Company Common Stock in connection with the conversion of Company Preferred Stock outstanding as of the date of this Agreement;
119.enter into or adopt any plan or agreement of complete or partial liquidation or dissolution, or file a voluntary petition in bankruptcy or commence a voluntary legal procedure for reorganization, arrangement, adjustment, release or composition of indebtedness in bankruptcy or other similar Laws now or hereafter in effect;
120.make any capital expenditures, capital additions or capital improvements, in excess of $200,000 in the aggregate (other than in the ordinary course of business consistent with past practice or in accordance with the budget for capital expenditures previously made available to Parent);

121.(i) reduce the amount of any insurance coverage provided by existing Insurance Policies or (ii) fail to maintain in full force and effect, or fail to renew, insurance coverage consistent with past practices;
122.acquire or agree to acquire by merging with, or by purchasing a portion of the stock or assets of, or by any other manner, any business or any Entity, other than as permitted in (e) above;
123.other than in the ordinary course of business, transfer, sell, lease, abandon, allow to lapse, license, or grant any other right to any properties or assets of the Company which are material to the Company;
124.make or change or revoke any material election in respect of Taxes, change any accounting method in respect of Taxes, settle any material claim or assessment in respect of Taxes, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes;
125.increase in any manner the compensation (including bonuses) or wage rate, pension, welfare, fringe or other benefits, severance, or termination pay of any director or employee of the Company, except (i) for increases provided for in any Contracts or Company Plans in effect on the date hereof and set forth in Section 4.2 of the Disclosure Schedule, and (ii) that the Company may make annual cash bonus and commission payments for completed periods based on actual performance in the ordinary course of business consistent with past practices and in accordance with the bonus and commission plans and policies existing on the date of this Agreement and are in the ordinary course of business consistent with past practices, including such payments to its officers;
126.except as required pursuant to the terms of any Company Plan or Company Service Provider Agreement in effect as of the date hereof and set forth in Section 4.2 of the Disclosure Schedule, or as otherwise required by applicable Law (1) establish, adopt or materially amend any Company Plan or Company Service Provider Agreement or any arrangement that would have been a Company Plan or Company Service Provider Agreement had it been entered into prior to the date of this Agreement ; (2) grant any new awards, or amend or amend or modify the terms of any outstanding awards, under any Company Plan or Company Service Provider Agreement; (3) take any action to accelerate the vesting or lapsing of restrictions or payment, or fund or in any other way secure the payment, of compensation or benefits under any Company Plan or Company Service Provider Agreement; (4) materially change any actuarial or other assumptions used to calculate funding obligations with respect to any Company Plan that is required by applicable Law to be funded or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP; (5) forgive any loans or issue any loans (other than routine travel advances issued in the ordinary course of business, which shall not exceed $10,000 individually) to any employee of the Company, (6) hire any employee, except to replace an employee whose annual base salary would be $150,000 or less, or (7) terminate the employment of any employee other than for cause;

127.utilize or leverage social insurance programs related to COVID-19; notwithstanding the foregoing, the Company shall be permitted to take any actions reasonably required in connection with its application for forgiveness of the PPP Loan to the extent such actions do not result in any liability or obligation for the Company or its Affiliates after the Closing that would not be de minimis;
128.announce, implement or effect any reduction-in-force, lay-off, furlough or other program resulting in the termination of employment of employees (other than terminations of individual employees in the ordinary course of business consistent with past practice);
129.become a party to, establish, adopt, amend, commence participation in or terminate any collective bargaining agreement or other agreement with a labor union, works council or similar organization;
130.make any material changes in its methods of accounting or accounting practices (including with respect to reserves), other than as required by GAAP;
131.waive, release, assign, compromise, commence, settle or agree to settle any Legal Proceeding on terms requiring (1) the Company to take any material action or abstain from taking any material action or (2) the payment of monetary damages in excess of $100,000 that is not covered by insurance;
132.enter into any Contract that would have been a Material Contract had it been entered into prior to this Agreement;
133.amend, modify or terminate any Material Contract in a manner that would adversely affect the Company;
134.make any loans, advances, guarantees or capital contributions to or investments in any Person (other than business-related advances to its employees in the ordinary course of business consistent with past practice, which shall not exceed $10,000 individually);
135.incur Debt (including the issuance or sale of any debt securities or warrants or other rights to acquire any debt security of the Company), except for Debt for borrowed money incurred pursuant to existing credit facilities as of the date hereof in the ordinary course of business consistent with past practices not to exceed $250,000 in the aggregate;
136.declare, set aside, make or pay any non-cash dividend or other non-cash distribution with respect to any of its capital stock or enter into any agreement with respect to the voting of its capital stock;
137.permit any material asset of the Company to become subject to a Lien (other than a Permitted Encumbrance);

138.make any material change in or to the regular price, credit or distribution policies of the Inventory, or engage in any other activity or practice not consistent with past practice, that would reasonably be considered “channel stuffing,” “trade loading” or that reasonably would be expected to result in an increase, temporary or otherwise in the demand for inventories but not the use of such Inventory;
139.sell, lease, license, assign, transfer, abandon, allow to lapse, or otherwise dispose of (whether by merger, stock or asset sale or otherwise) any of the Company’s or any of its Subsidiaries’ assets, rights, securities, properties, interests or businesses (other than Intellectual Property), except for (A) assets, rights, securities, properties, interests or businesses with a fair market value or replacement cost (whichever is higher) not in excess of $100,000 in the aggregate and not otherwise material to the Company’s or any of its Subsidiaries’ business and (B) sales of inventory and dispositions of obsolete assets in the ordinary course of business consistent with past practice;
140.sell, lease, license, sublicense, assign, transfer, abandon, allow to lapse expire, create or incur any Lien on, or otherwise dispose of, any Company Intellectual Property (other than (A) non-exclusive licenses of Intellectual Property granted by the Company or any of its Subsidiaries in the ordinary course of business consistent with past practice; (B) with respect to immaterial or obsolete Intellectual Property) or disclose any material Trade Secrets of the Company or any of its Subsidiaries or any of its or their respective customers to any other Person (other than in the ordinary course of business consistent with past practice to a Person bound by confidentiality obligations reasonable under the circumstances with respect to such material Trade Secrets); or (C) sales of Company Products in the ordinary course of business;
141.fail to substantially comply with any commitments or obligations in the Settlement Agreement; or
142.agree or commit to take any of the actions described in clauses (a) through (aa) of this Section 4.2 (Conduct of the Business of the Company).
Nothing herein shall require the Company to obtain consent from Parent to do any of the foregoing if obtaining such consent might reasonably be expected to violate applicable Law, including Antitrust Law.
c.No Solicitation.
143.During the Pre-Closing Period, the Company shall not, nor shall it authorize or instruct any of its officers, directors or employees or any investment banker, attorney or other advisor or representative retained by it to (i) solicit, initiate, facilitate, continue inquiries or knowingly encourage the submission of any Takeover Proposal by any Person or (ii) enter into or participate in any discussions or negotiations regarding, or furnish to any Person any non-public information with respect to, or take any other action intended or reasonably expected to facilitate the making of any inquiry or proposal to the Company that constitutes, or is reasonably expected to lead to, any Takeover Proposal by any Person. Without limiting the foregoing, it is understood that any violation of the restrictions set forth in the preceding sentence by any officer, director or employee of the Company or any investment banker, attorney or other advisor or representative of the Company, acting on behalf of, and with the authorization of, the Company, shall be deemed to be a breach of this Section 4.3(a) (No Solicitation) by the Company.
144.During the Pre-Closing Period, neither the Company Board nor any committee thereof shall (i) approve or recommend any Takeover Proposal or (ii) cause the Company to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement with respect to any Takeover Proposal.
145.The Company shall, and the Company shall direct its representatives to, immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any Persons conducted heretofore with respect to any offer or proposal that constitutes a Takeover Proposal.
146.During the Pre-Closing Period, in addition to the obligations of the Company set forth in paragraphs (a), (b) and (c) of this Section 4.3 (No Solicitation), the Company shall promptly (and in any event within two Business Days after receipt thereof by the Company) advise Parent orally and in writing of any Takeover Proposal submitted to the Company, or any inquiry which could reasonably be expected to result in an Takeover Proposal.
d.Additional Financial Statements
. The Company shall, within 10 Business Days of the end of the calendar month, deliver to Parent monthly financial statements for each month from the September 30, 2020 until the Closing (the “Additional Financial Statements”). The Company shall prepare each of the Additional Financial Statements on a basis consistent with past practice.
e.Financing Cooperation
.  The Company shall use its reasonable best efforts to, and shall cause its officers, directors or employees or other advisors or representatives to use their respective reasonable best efforts to, provide all cooperation reasonably requested by Parent in connection with any indebtedness of Parent or its Affiliates, including providing all cooperation as may be requested in order to guarantee or grant a security interest in (and perfect) collateral for such Debt.
Section 5.Additional Covenants of the Parties
a.Stockholder Consent or Approval.
147.In accordance with the Company Charter and the Company’s bylaws and the applicable requirements of the DGCL (including Sections 228 and 262 of the DGCL), the Company shall seek and shall use its reasonable best efforts to (i) promptly (and in any event within 24 hours) after the execution of this Agreement, obtain and deliver to Parent, a written consent of holders of Company Capital Stock approving the adoption of this Agreement and approval of the Merger (the “Written Consent”) evidencing receipt of the Required Company Stockholder Vote and (ii) as promptly as practicable following the date of this Agreement, but in any event prior to Closing, obtain Written Consents from Securityholders holding at least 75% of the Company Capital Stock issued and outstanding as of the date of this Agreement, in each case in lieu of a meeting pursuant to Section 228 of the DGCL for the purposes of (x) adopting this Agreement and approving the Merger, (y) acknowledging that the adoption and approvals are irrevocable and result in the waiver of any right of such stockholders to demand appraisal in connection with the Merger pursuant to the DGCL and (z) such other matters set forth therein.
148.If applicable and if requested by Parent, the Company shall (i) use reasonable best efforts to secure, at least five (5) Business Days prior to the Closing Date, from any Person who is a “disqualified individual,” as defined in Section 280G of the Code, and who has a right to any payments or benefits or potential right to any payments or benefits in connection with the consummation of the Merger that would be deemed to constitute “parachute payments” pursuant to Section 280G of the Code, a waiver of such Person’s rights to any such payments or benefits applicable to such Person to the extent that all remaining payments or benefits applicable to such Person shall not be deemed to be “parachute payments” pursuant to Section 280G of the Code (the “Waived 280G Benefits”) and (ii) if such waiver is obtained, submit for approval by the Company Stockholders at least five (5) Business Days prior to the Closing Date the Waived 280G Benefits, to the extent and in the manner required under Sections 280G(b)(5)(A)(ii) and 280G(b)(5)(B) of the Code (the “280G Stockholder Vote”). The Company shall not pay any of the Waived 280G Benefits if such payment is not approved by the Company Stockholders as contemplated above. If applicable, the Company shall have delivered to Parent true and complete copies of all disclosure and documents that comprise the stockholder approval of each of the Waived 280G Benefits in sufficient time to allow Parent to comment thereon but no less than five (5) Business Days prior to the 280G Stockholder Vote, and shall reflect all reasonable comments of Parent thereon. If applicable, prior to the Closing Date, the Company shall deliver to Parent evidence satisfactory to Parent that a vote of the Company Stockholders was received in conformance with Section 280G of the Code and the regulations thereunder, or that such requisite stockholder approval has not been obtained with respect to the Waived 280G Benefits, and, as a consequence, the Waived 280G Benefits have not been and shall not be made or provided.
149.As promptly as possible, but in any event within ten (10) days following the date of this Agreement, the Company shall prepare and deliver to each holder of Company Capital Stock an information statement regarding the transactions contemplated by this Agreement, which shall be in a form reasonably acceptable to Parent (as it may be amended or supplemented from time to time, the “Information Statement”). The Information Statement shall be delivered to stockholders of the Company who were entitled to vote upon the adoption of this Agreement, and shall inform such stockholders of the approval of the Merger, the adoption of this Agreement in accordance with Section 228 of the DGCL, and the availability of appraisal rights under the DGCL and shall include (i) a statement to the effect that the Company’s board of directors had unanimously recommended that the holders of Company Capital Stock vote in favor of the adoption of this Agreement and the approval of the Merger, (ii) a statement that adoption of this Agreement shall constitute, among other things, approval by the holders of Company Capital Stock of the Securityholders’ Representative Reserve by the Securityholders’ Representative and the withholding of the Escrow. The Company shall prepare any other documentation required to be provided to holders of Company Capital Stock pursuant to the DGCL, subject to Parent’s reasonable review and comment. None of the information supplied or to be supplied by Parent or the Company for inclusion in the Information Statement or any amendment or supplement thereto will contain, as of the date of the delivery of such document, any untrue statement of a material fact, or will omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.
b.Regulatory Filings; Reasonable Best Efforts.
150.Subject to the terms and conditions set forth in this Agreement, including Section 5.2(b), each of the parties hereto shall use or have used their respective reasonable best efforts to take, or cause to be taken, all actions, to file, or cause to be filed, all documents and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable Antitrust Law to consummate and make effective the Merger by no later than the End Date, including (i) the obtaining of all necessary actions or nonactions, waivers, Consents, clearances, decisions, declarations, approvals and, expirations or terminations of waiting periods from Governmental Bodies and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain any such consent, decision, declaration, approval, clearance or waiver, or expiration or termination of a waiting period by or from, or to avoid an action or proceeding by, any Governmental Body in connection with any Antitrust Law, (ii) the obtaining of all necessary consents, authorizations, approvals or waivers from third parties and (iii) the execution and delivery of any additional instruments necessary to consummate the Merger.
151.Nothing in this Agreement, including this Section 5.2 (Regulatory Filings; Reasonable Best Efforts), shall require Parent to agree or be required to (i) negotiate, commit to and effect, by consent decree, hold separate order or otherwise, the sale, lease, license, divestiture or disposition of any assets, rights, product lines, or businesses of the Company, the Parent or any of their respective Subsidiaries, (ii) terminate existing relationships, contractual rights or obligations of the Company, the Parent or any of their respective Subsidiaries, (iii) terminate any venture or other arrangement, (iv) create any relationship, contractual rights or obligations of the Company, the Parent or any of their respective Subsidiaries, (v) effectuate any other change or restructuring of the Company, the Parent or any of their respective Subsidiaries and (vi) otherwise take or commit to take any actions with respect to the businesses, product lines or assets of the Company, the Parent or any of their respective Subsidiaries.
152.Subject to the terms and conditions of this Agreement, each of the parties hereto shall (and shall cause their respective Affiliates, if applicable, to): (i) within 1 Business Day after the date hereof, make an appropriate filing of all Notification and Report forms as required by the HSR Act with respect to the transactions contemplated hereby; (ii) promptly, but in no event later than 1 day after the date hereof, make all other filings, notifications or other Consents as may be required to be made or obtained by such party under foreign Antitrust Law in those jurisdictions identified in Section 5.2(c) of the Disclosure Schedule, which contains the list of the only jurisdictions where filing, notification, expiration of a waiting period or Consent or approval is a condition to Closing; and (iii) cooperate with each other in determining whether, and promptly preparing and making, any other filings or notifications or other Consents required to be made with, or obtained from, any other Governmental Bodies in connection with the transactions contemplated hereby. Parent and the Company shall use their respective reasonable best efforts to obtain early termination of the waiting period under the HSR Act with respect to the transactions contemplated by this Agreement and any other applicable waiting period, to the extent required, from the applicable Governmental Bodies.
153.Without limiting the generality of anything contained in this Section 5.2 (Regulatory Filings; Reasonable Best Efforts), during the Pre-Closing Period, each party hereto shall use its reasonable best efforts to (i)  cooperate in all respects and consult with each other in connection with any filing or submission in connection with any investigation or other inquiry, including allowing the other party to have a reasonable opportunity to review in advance and comment on drafts of filings and submissions, (ii) give the other parties prompt notice of the making or commencement of any request, inquiry, investigation, action or Legal Proceeding brought by a Governmental Body or brought by a third party before any Governmental Body, in each case, with respect to the transactions contemplated hereby, (iii) keep the other parties informed as to the status of any such request, inquiry, investigation, action or Legal Proceeding, (iv) promptly inform the other parties of any communication to or from the U.S. Federal Trade Commission (the “FTC”), the Antitrust Division of the U.S. Department of Justice (“DOJ”) or any other Governmental Body in connection with any such request, inquiry, investigation, action or Legal Proceeding, (v) upon request, promptly furnish to the other party, subject to an appropriate confidentiality agreement to limit disclosure to outside counsel and consultants retained by such counsel, with copies of documents provided to or received from any Governmental Body in connection with any such request, inquiry, investigation, action or Legal Proceeding (other than Item “4(c)” and “4(d)” “documents” as those terms are used in the rules and regulations under the HSR Act) (documents provided pursuant to this provision may be redacted (1) as necessary to comply with contractual arrangements and (2) as necessary to address reasonable privilege or confidentiality concerns), (vi) subject to an appropriate confidentiality agreement to limit disclosure to counsel and outside consultants retained by such counsel, and to the extent reasonably practicable, consult in advance and cooperate with the other parties and consider in good faith the views of the other parties in connection with any substantive communication, analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal to be made or submitted in connection with any such request, inquiry, investigation, action or Legal Proceeding and (vii) except as may be prohibited by any Governmental Body or by any Law, in connection with any such request, inquiry, investigation, action or Legal Proceeding in respect of the transactions contemplated hereby, each party hereto shall provide advance notice of and permit authorized representatives of the other party to be present at each meeting or conference relating to such request, inquiry, investigation, action or Legal Proceeding and to have access to and be consulted in advance in connection with any argument, opinion or proposal to be made or submitted to any Governmental Body in connection with such request, inquiry, investigation, action or Legal Proceeding; provided that, the

Company or Parent as applicable, may participate in any such meeting or discussion described in the foregoing clause in the absence of such other party if, and only to the extent that, (A) the Company or Parent, as applicable, have made every effort in good faith to involve the other party in such meeting or discussion, (B) such other party was provided with reasonable and adequate notice of such meeting or discussion and (C) despite such efforts and reasonable and adequate notice, the involvement of such other party in any such meeting or discussion has become impracticable in the good faith opinion of the party seeking to hold such meeting or discussion. Each party hereto shall supply as promptly as practicable such information, documentation, other material or testimony that may be reasonably requested by any Governmental Body, including by complying at the earliest reasonably practicable date with any reasonable request for additional information, documents or other materials received by any party or any of their respective Subsidiaries from any Governmental Body in connection with such applications or filings for the transactions contemplated by this Agreement. Parent shall pay all filing fees under the HSR Act and for any filings required under foreign Antitrust Law, but the Company shall bear its own costs for the preparation of any such filings.
154.Consistent with its obligations hereunder (including its obligation to enable the parties hereto to expeditiously consummate the Transactions), Parent shall lead all communications and strategy for dealing with the FTC and the DOJ in connection with any review pursuant to the HSR Act and any other antitrust authority with respect to any foreign Antitrust Laws; provided, however, that Parent shall act reasonably and consult in advance with the Company (and its outside antitrust counsel) regarding such matters and shall consider in good faith, and in Parent’s reasonable discretion incorporate, the Company’s reasonable views and feedback. It is further understood and agreed that Parent may withdraw and refile its filing under the HSR Act (and take any equivalent action in respect of the foreign Antitrust Laws) if, in its good faith judgment, it determines (after consultation with the Company and taking the Company’s views into account), that the taking of such action would be consistent with, and would not undermine, the parties’ efforts to expeditiously consummate the Transactions.
155.Parent shall not, before receiving approval under the HSR Act for the Transactions contemplated to this Agreement, acquire or enter into any agreement to acquire, or announce any acquisition of any company, business or assets, that competes with or may compete with the Company, without the prior written approval of the Company. Parent further agrees that it shall not, and shall not permit any of its Affiliates to, directly or indirectly, acquire or agree to acquire any assets, business or any Person, whether by merger, consolidation, purchasing a substantial portion of the assets of or equity in any Person or by any other manner or engage in any other transaction or take any other action, if the entering into of an agreement relating to or the consummation of such acquisition, merger, consolidation or purchase or other transaction or action would reasonably be expected to (i) impose any material delay in the expiration or termination of any applicable waiting period or impose any delay in the obtaining of, or increase the risk of not obtaining, any authorization, consent, clearance, approval or order of a Governmental Body necessary to consummate the Merger and the other transactions contemplated hereby, including any approvals and expiration of waiting periods pursuant to the HSR Act or any other applicable Law, (ii) materially increase the risk of any Governmental Body entering, or increase the risk of not being able to remove or successfully challenge, any permanent, preliminary or temporary injunction or other order, decree, decision, determination or judgment that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the Merger and the other transactions contemplated hereby or (iii) otherwise materially delay or impede the consummation of the Merger and the other transactions contemplated hereby.
c.Employee Benefits.
156.Parent agrees that from and after the Effective Time, Parent and its Affiliates shall assume and honor all Company employment agreements, offer letters, severance, retention and change of control plans, arrangements, policies and agreements and other individual agreements with employees, consultants, advisors or directors of the Company or its Affiliates in accordance with their terms as in effect immediately before the Effective Time. For a period of not less than one year following the Effective Time, Parent shall provide or shall cause to be provided, to each employee of the Company who continues to remain employed with the Company or its Subsidiaries (each a “Continuing Employee”) (a) base salary and a target annual cash bonus opportunity, no less favorable than the base salary and target annual cash bonus opportunity generally made available to similarly situated employees of Parent and its Affiliates; and (b) pension and welfare benefits (excluding equity and long-term compensation) that are substantially comparable in the aggregate to those generally made available to similarly situated employees of Parent and its Affiliates; provided, however, that the foregoing shall not diminish any obligation of the Surviving Corporation pursuant to any employment or other agreement between the Company and any Continuing Employee in existence as of the Closing Date.
157.For purposes of vesting, benefit accrual and eligibility to participate under the employee benefit plans of Parent and its Affiliates that provide benefits to any Continuing Employees after the Effective Time (the “Parent Plans”), Parent shall use commercially reasonable best efforts to cause each Continuing Employee to be credited with his or her years of service with the Company before the Effective Time as if such service had been performed with Parent, except for benefit accrual under any defined benefit pension plans, for purposes of qualifying for subsidized early retirement benefits or to the extent it would result in a duplication of benefits. In addition, and without limiting the generality of the foregoing: Parent shall use commercially reasonable best efforts to cause (i) each Continuing Employee to be immediately eligible to participate, without any waiting time, in any and all Parent Plans; and (ii) for purposes of each Parent Plan providing medical, dental, pharmaceutical or vision benefits to any Continuing Employee, all pre-existing condition exclusions, waiting periods and actively-at-work requirements of such Parent Plan to be waived for such employee and his or her covered dependents, and (iii) any medical/Rx eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Company Plan in which such Continuing Employee participated immediately before the Effective Time ending on the date such employee’s participation in the corresponding Parent Plan begins for which payment has been made to be taken into account under such Parent Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such Parent Plan.

158.Parent hereby acknowledges that the transactions contemplated by this Agreement shall constitute a “change of control” or “change in control” (as applicable) under the Company Plans and Company Service Provider Agreements set forth in Section 5.3(c) of the Disclosure Schedule.
159.If requested by Parent in writing, the Company shall cause the Company’s 401(k) Plan (the “Company 401(k) Plan”) to be terminated effective the day immediately prior to the Closing Date. In the event that Parent requests that the Company 401(k) Plan be terminated, the Company shall provide Parent with evidence that such Company 401(k) Plan has been terminated (the form and substance of which shall be subject to review and approval by Parent) not later than four (4) days immediately preceding the Closing Date.
160.Prior to the Effective Time and thereafter (as applicable), the Company and Parent shall take any and all actions as may be required, including amendments to the Company 401(k) Plan and/or the tax-qualified defined contribution retirement plan designated by Parent (the “Parent 401(k) Plan”) to (1) permit each Continuing Employee to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code) in an amount equal to the full account balance distributed or distributable to such Continuing Employee from the Company 401(k) Plan to the Parent 401(k) Plan, and (2) obtain from the IRS a favorable determination letter on termination for the Company 401(k) Plan. Each Continuing Employee shall have the option to become a participant in the Parent 401(k) Plan on the Closing Date (giving effect to the service crediting provisions of Section 5.3 (Employee Benefits)); it being agreed that for each Continuing Employee who does become a participant in the Parent 401(k) Plan there shall be no gap in participation in a tax-qualified defined contribution plan.
161.Prior to making any written or oral communications to the directors, officers or employees of the Company or any of its Subsidiaries pertaining to compensation or benefit matters that are affected by the transactions contemplated by this Agreement, the Company shall provide Parent with a copy of the intended communication, Parent shall have a reasonable period of time to review and comment on the communication, and the Company shall consider any such comments in good faith.
162.Nothing contained herein, express implied, is intended to (1) confer upon any individual (including employees, retirees or dependents or beneficiaries or employees or retirees) or create any right as a third party beneficiary of this Agreement with respect to the compensation, terms and conditions of employment and/or benefits that may be provided to any Continuing Employee by Parent, the Surviving Corporation or any of their Affiliates or under any benefit plan which Parent, the Surviving Corporation or any of their Affiliates may maintain, (2) be treated as an amendment of any particular Company Plan or Company Service Provider Agreement, (3) prevent Parent, the Surviving Corporation or any of their Affiliates from amending or terminating any of their benefit plans or, after the Effective Time, any Company Plan or Company Service Provider Agreement in accordance their terms or (4) prevent Parent, the Surviving Corporation or any of their Affiliates, after the Effective Time, from terminating the employment of any Continuing Employee.

d.Indemnification of Officers and Directors.
163.All rights to indemnification by the Company existing in favor of those Persons who are or were directors and officers of the Company as of the date of this Agreement (the “D&O Indemnified Persons”) for their acts and omissions occurring prior to the Effective Time, as provided in the Company Charter and the Company’s bylaws (as in effect as of the date of this Agreement) and as provided in the indemnification agreements between the Company and such D&O Indemnified Persons in the forms made available by the Company to Parent prior to the date of this Agreement, shall survive the Merger and shall not be amended, repealed or otherwise modified, and shall be observed by the Surviving Corporation to the fullest extent available under applicable Law, and any claim made requesting indemnification pursuant to such indemnification rights shall continue to be subject to this Section 5.4 (Indemnification of Officers and Directors) and the indemnification rights provided under this Section 5.4 (Indemnification of Officers and Directors) until disposition of such claim.
164.From the Effective Time until the sixth anniversary of the date on which the Effective Time occurs, Parent and the Surviving Corporation shall, to the fullest extent permitted under applicable Law, indemnify, defend and hold harmless each D&O Indemnified Person in his or her capacity as an officer or director of the Company against all losses, claims, damages, liabilities, fees, expenses, judgments or fines incurred by such D&O Indemnified Person as an officer, director or employee of the Company. Prior to the Effective Time, the Company shall purchase and fully pay the premium for a six-year “tail” policy for the existing policy of directors’ and officers’ liability insurance (including tails for the Company’s existing claims-made employment practices liability policy and fiduciary liability policy, which shall be at Parent’s expense up to $100,000) maintained by the Company as of the date of this Agreement in the form made available by the Company to Parent prior to the date of this Agreement on terms with respect to coverage, deductibles and amounts no less favorable than the existing policy in effect on the date hereof (such policy, the “D&O Policy”). Parent shall cause the Surviving Corporation to maintain the D&O Policy in full force and effect and continue to honor the obligations thereunder until the sixth anniversary of the Closing Date.
165.In the event that Parent, the Company or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or Entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, Parent shall ensure that the successors and assigns of Parent, the Company or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 5.4 (Indemnification of Officers and Directors).
166.The provisions of this Section 5.4 (Indemnification of Officers and Directors) shall survive the consummation of the Merger and are (i) intended to be for the benefit of, and will be enforceable by, each of the D&O Indemnified Persons and their successors, assigns and heirs and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such D&O Indemnified Person may have by contract or otherwise. This Section 5.4 (Indemnification of Officers and Directors) may not be amended, altered or repealed after the Effective Time without the prior written consent of the affected D&O Indemnified Person.
e.Disclosure
. The Company (and after Closing, the Securityholders’ Representative), on the one hand, and Parent, on the other hand, (i) shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements regarding this Agreement or the Merger, and (ii) shall not issue any press release or make any public statement regarding this Agreement or the Merger, or regarding any of the other transactions contemplated by this Agreement, without the prior written consent of the other party; provided, however, that each party hereto may, without such consent, issue such press release or public announcement which it in good faith believes, based on advice of counsel, is required by applicable Law or the rules of a national securities exchange or market on which the disclosing party is listed; it being understood that each party shall promptly provide the other parties hereto with copies of any such announcement.
f.Transfer Taxes
. Parent, on the one hand, and the Participating Securityholders, on the other hand, each shall be responsible for 50% of all Transfer Taxes. Parent shall file all Tax Returns related to Transfer Taxes, and the Securityholders’ Representative and the Participating Securityholders shall cooperate with Parent in connection with any such filings. Notwithstanding anything to the contrary in this Agreement, the Securityholders’ Representative shall have no obligation to prepare or file any such Tax Returns for Transfer Taxes.
g.Notification of Certain Events
. During the Pre-Closing Period, each party hereto shall promptly notify the other party of, and furnish such other party with any information it may reasonably request with respect to, the occurrence of any event or condition or the existence of any fact that may reasonably be expected to cause, in the case Parent is such notified party, any of the conditions to the obligations of Parent to consummate the Merger set forth in Section 6 (Conditions Precedent to the Obligations of Parent and Merger Sub) or, in the case the Company is such notified party, any of the conditions to the obligations of the Company to consummate the Merger set forth in Section 7 (Conditions Precedent to the Obligations of the Company), not to be satisfied. A party’s satisfaction of its obligations in the foregoing sentence shall not limit or otherwise affect the remedies available to the parties pursuant to this Agreement or relieve such party of any of its other obligations under this Agreement.
h.PPP Loan Forgiveness
.
167.On the Closing Date, upon all conditions set forth in Section 6 (Conditions Precedent to the Obligations of Parent and Merger Sub) and Section 7 (Conditions Precedent to

the Obligations of the Company) being satisfied (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions) immediately prior to the Effective Time, Parent shall deliver to the Company an aggregate amount in cash equal to the PPP Loan Amount for onward payment by the Company into an escrow account with Silicon Valley Bank (the “PPP Loan Escrow Account”), which account shall be created pursuant to an escrow agreement substantially in the form of Silicon Valley Bank’s form escrow agreement for such matters. Such amount will be treated as a loan from Parent to the Company, which will be immediately due and payable at Parent’s request if the Closing does not occur within 1 Business Day of the date that such funds are paid by Parent to the Company. As soon as reasonably practicable following receipt of the PPP Loan Amount by the Company, the Company shall deliver to Parent evidence that the PPP Loan amount has been deposited to the PPP Loan Escrow Account (the “PPP Loan Escrow Funding”).
168.Parent agrees to, and to cause the Company to, use commercially reasonable efforts to cause the PPP Loan to be forgiven; provided that if the PPP Loan has not been forgiven at least one day before the date on which Parent would need to repay such loan for it not to be recorded as a liability of the Company on September 30, 2021, Parent may take any action necessary to cause the PPP Loan to be repaid from the PPP Loan Escrow Account on or before September 30, 2021. Without prejudice to the generality of the foregoing, Parent agrees to provide prompt notice to the Securityholders’ Representative of any communication received by Parent or the Company from Silicon Valley Bank or the U.S. Small Business Administration in connection with the Company’s PPP Loan forgiveness application and shall permit the Securityholders’ Representative to direct Parent’s or the Company’s response to any such communication (provided that such directions are consistent with applicable Law) and participate in any discussions or negotiations of Parent or the Company with Silicon Valley Bank or the U.S. Small Business Administration.
i.Tail Policy
. The Company shall, and shall cause its officers, directors or employees or other advisors or representatives (including, for the avoidance of doubt, the Company’s insurance broker), to use their respective reasonable best efforts to, provide all cooperation reasonably requested by Parent in connection with Parent’s procurement of a “tail” policy for the existing product liability policy maintained by the Company.
j.Designated Contracts
. The Company shall use reasonable best efforts to cause the Contracts set forth on Section 5.10 of the Disclosure Schedules to be terminated and all outstanding amounts thereunder to be paid by the Company and any open disputes with respect thereto to resolved in a manner reasonably acceptable to Parent, acting in good faith.

Section 6.Conditions Precedent to Obligations of Parent and Merger Sub
The obligations of Parent and Merger Sub to effect the Merger are subject to the satisfaction (or waiver by Parent), at or prior to the Closing, of each of the following conditions:
a.Accuracy of Representations and Warranties
. The Specified Representations shall be true and correct, other than any de minimis inaccuracies as of the Closing Date with the same effect as though made on and as of the Closing (except to the extent expressly made as of an earlier date, in which case such representations and warranties shall be so true and correct as of such earlier date). The representations and warranties of the Company set forth in Section 2.5 (Absence of Certain Changes) (first sentence only) shall be true and correct as of the date hereof. The other representations and warranties of the Company set forth in Section 2 (Representations and Warranties of the Company) shall be true and correct (disregarding all qualifications or limitations as to “materiality,” “in all material respects” or “Material Adverse Effect” and words of similar import set forth therein, except (i) in the case of the standard for what constitutes a defined term hereunder and the use of such defined term herein, and (ii) in the case of exceptions or exclusions to representations and warranties listed in the Disclosure Schedule, and (iii) in the case of Disclosure Schedule requiring lists of “material” items as of the date hereof) as of the Closing Date with the same effect as though made on and as of the Closing (except to the extent expressly made as of an earlier date, in which case such representations and warranties shall be so true and correct as of such earlier date), except where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, have a Company Material Adverse Effect.
b.Performance of Covenants
. The Company shall have performed and complied with, in all material respects, all of its covenants contained in Section 4 (Certain Covenants of the Company) and Section 5 (Additional Covenants of the Parties) at or before the Closing (to the extent that such covenants require performance by the Company at or before the Closing). Notwithstanding the foregoing, the Company shall have performed and complied with its covenants contained in Section 4.2(c) at or before the Closing.
c.Stockholder Approval
. This Agreement shall have been duly adopted by the Required Company Stockholder Vote.
d.Antitrust Clearances
. The waiting period (and any extension thereof) applicable to the consummation of the transactions contemplated by this Agreement under the HSR Act shall have expired or been terminated.
e.No Restraints

. No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger by Parent shall have been issued by any court of competent jurisdiction and remain in effect, and no Law shall have been enacted since the date of this Agreement that makes consummation of the Merger by Parent illegal.
f.No Governmental Litigation
. There shall not be pending before any court of competent jurisdiction any lawsuit or other Legal Proceeding challenging the Merger that (a) has been commenced by a Governmental Body and (b) is likely to result in a judgment in favor of such Governmental Body that will prevent the Closing.
g.Agreements and Documents
. Parent shall have received the following agreements and documents, each of which shall be in full force and effect:
169.written resignations of all directors of the Company, effective as of the Effective Time;
170.the Certificate of Merger, executed by the Company;
171.a (i) certification that meets the requirements of Treasury Regulations Sections 1.897-2(h)(1) and 1.1445-2(c)(3), dated within 30 days prior to the Closing Date and (ii) notice to the Internal Revenue Service, in accordance with the requirements of Treasury Regulations Section 1.897-2(h)(2), together with written authorization for Parent to deliver such notice and a copy of the certification to the Internal Revenue Service on behalf of the Company after the Closing, in each case properly completed and executed by the Company;
172.for each instrument of Terminated Indebtedness, a Payoff Letter, executed by each applicable creditor;
173.a termination letter substantially in the form attached as Schedule III hereto; and
174.a spreadsheet (the “Closing Payment Schedule”), duly certified by an officer of the Company setting forth: (i) the name, address and email address of each holder of Company Capital Stock and Company Options immediately prior to the Effective Time, (ii) a designation, with respect to each holder of Company Options, as to whether such Company Options are Employee Options and whether to be paid through the Company’s payroll account, (iii) the number of shares of Company Capital Stock (and the Series thereof in the case of Company Preferred Stock) held by each holder thereof immediately prior to the Effective Time (including the number of shares of Company Capital Stock for which Company Options are exercisable), (iv) a calculation of the Closing Merger Consideration Amount and the Per Share Upfront Merger Consideration payable as of the Closing Date, (v) when provided at Closing, the Ownership Percentage for each Securityholder and when provided in respect of a post-Closing distribution, the Ownership Percentage for each Participating Securityholder, (vi) for each Securityholder entitled to receive the Per Share Upfront Merger Consideration, the aggregate payment to such Securityholder rounded to the nearest two decimal places payable thereto for all shares of Company Capital Stock (including in respect of Company Capital Stock for which Company Options are exercisable), held by such Securityholder, (vii) when provided in respect of a post-Closing distribution, a true and accurate calculation of the amount of such distribution to be paid to each Participating Securityholder and (viii) the Settlement Debt as of the Closing Date.
h.Estimated Closing Statement
. Parent shall have received the Estimated Closing Statement from the Company.
i.Closing Certificate
. The Chief Executive Officer or Chief Financial Officer of the Company shall have delivered to Parent a certificate to the effect that each of the conditions specified above in Sections 6.1 (Accuracy of Representations and Warranties), 6.2 (Performance of Covenants) and 6.10 (Company Material Adverse Effect) is satisfied in all respects.
j.Company Material Adverse Effect
. Since the date of this Agreement, there shall not have been a Company Material Adverse Effect.
k.Written Consent and Support Agreements
. (a) The Company shall have delivered to Parent, Written Consents executed by holders of at least 75% of Company Common Stock and Company Preferred Stock outstanding on the applicable record date, voting together as a single class (with the Company Preferred Stock voting on an “as converted” basis) and (b) the Written Consents and Support Agreements from holders representing the Required Company Stockholder Vote delivered to Parent within twenty-four (24) hours of the execution and delivery of this Agreement shall continue to be in full force and effect.
l. Third Party Consent
. Each of the Consents set forth on Section 6.12 of the Disclosure Schedule shall have been obtained and shall be in full force and effect.
a.PPP Loan Escrow

. The Company shall have (a) received from Silicon Valley Bank documentation in form and substance reasonably acceptable to Parent setting forth a calculation of the principal amount of the PPP Loan and all accrued and unpaid interest on, and all other amounts incurred and payable in respect of, the PPP Loan as of the Closing Date, as well as all interest (if any) reasonably expected to be incurred between the Closing Date and September 30, 2021 (the “PPP Loan Amount”) and (b) delivered to Parent evidence reasonably acceptable to Parent that the PPP Loan Escrow Funding has occurred.

Section 7.Conditions Precedent to Obligation of the Company
The obligation of the Company to effect the Merger is subject to the satisfaction (or waiver by the Company), at or prior to the Closing, of the following conditions:
a.Accuracy of Representations and Warranties
. The representations and warranties of Parent and Merger Sub set forth in Section 3 (Representations and Warranties of Parent and Merger Sub) shall be true and correct (disregarding all qualifications or limitations as to “materiality,” “in all material respects” or “Material Adverse Effect” and words of similar import set forth therein) as of the Closing Date with the same effect as though made on and as of the Closing (except to the extent expressly made as of an earlier date, in which case such representations and warranties shall be so true and correct as of such earlier date), except where the failure of such representations and warranties to be so true and correct would not have a material adverse effect on the ability of Parent or Merger Sub to perform its respective obligations hereunder.
b.Performance of Covenants
. Parent and Merger Sub shall have performed and complied with, in all material respects, all of their covenants contained in Section 5 (Additional Covenants of the Parties) at or before the Closing (to the extent that such covenants require performance by Parent or Merger Sub at or before the Closing).
c.Stockholder Approval
. This Agreement shall have been duly adopted by the Required Company Stockholder Vote.
d.Antitrust Clearances
. The waiting period (and any extension thereof) applicable to the consummation of the transactions contemplated by this Agreement under the HSR Act shall have expired or been terminated.
e.No Restraints
. No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger by the Company shall have been issued by any court of competent jurisdiction and remain in effect, and no Law shall have been enacted since the date of this Agreement that makes consummation of the Merger by the Company illegal.
f.No Governmental Litigation
. There shall not be pending before any court of competent jurisdiction any lawsuit or other Legal Proceeding challenging the Merger that (a) has been commenced by a Governmental Body and (b) is likely to result in a judgment in favor of such Governmental Body that will prevent the Closing.
g.Closing Certificate
. An authorized officer of Parent and Merger Sub shall have delivered to Company a certificate to the effect that each of the conditions specified above in Sections 7.1 (Accuracy of Representations and Warranties) and 7.2 (Performance of Covenants) is satisfied in all respects.
h.Payments, Etc
. Parent shall have paid, or caused to be paid, the following:
175.The Upfront Payment Amount shall be deposited with the Payment Agent in accordance with wire transfer instructions provided by the Payment Agent.
176.The amount of the Securityholders’ Representative Reserve and any upfront engagement fee of the Securityholders’ Representative shall be deposited with the Securityholders’ Representative in accordance with wire transfer instructions provided by the Securityholders’ Representative.
177.The Estimated Closing Date Indebtedness shall be paid by wire transfer of immediately available funds to the applicable holder of such indebtedness.
178.The Estimated Closing Date Transaction Expenses shall be paid by wire transfer of immediately available funds to the applicable third party in accordance with the Estimated Closing Statement and instructions provided by such third party.
179.The Escrow Amount shall be deposited with the Escrow Agent in accordance with wire transfer instructions provided by the Escrow Agent.
Section 8.Indemnification
a.Indemnification of Parent
. Subject to the other provisions of this Section 8 (Indemnification) and the Escrow Agreement, from and after the Closing, Parent and the Surviving Corporation, their Affiliates, and each of their respective officers, directors, employees, agents and other representatives (each a “Parent Indemnified Party”) shall be entitled to indemnification against any Damages arising out of or resulting from:

180.(i) any breach of any representation or warranty made by the Company in this Agreement (other than the Specified Representations) or any failure of any such representation or warranty to be true and correct and as though made on the Closing Date (other than those expressly given as of a specified date prior to the date of this Agreement, for which the breach shall be determined as of such specified date); and (ii) any breach of any Specified Representations or Section 2.14 (Tax Matters) or any failure of any such Specified Representations or Section 2.14 (Tax Matters) to be true and correct and as though made on the Closing Date (other than those expressly given as of a specified date prior to the date of this Agreement, for which the breach shall be determined as of such specified date);
181.any breach by the Company of any covenant or agreement made by the Company in this Agreement at or before the Closing (to the extent that such covenants require performance by the Company at or before the Closing);
182.(i) any Taxes of the Company allocable to any Pre-Closing Tax Period pursuant to Section 8.9 (Certain Tax Matters), and any Tax liabilities (including, for the avoidance of doubt, any Tax liabilities attributable to the amount of non-deductibility of expenses funded by the PPP Loan) arising from or relating to the PPP Loan or the forgiveness of the PPP Loan (including, for the avoidance of doubt, the forgiveness of a portion of the PPP Loan), in each case to the extent not deducted in the determination of the Closing Merger Consideration Amount (as finally determined in accordance with Section 1.11), and (ii) in the event that, as a result of the resolution of any audit or Tax proceeding, any amount that was taken into account in the Transaction Deductions or the PPP Loan Deductions (if any) and applied to reduce Taxes described in the preceding clause (i) is subsequently required to be capitalized or otherwise disallowed, any Tax liabilities attributable to the portion of the Transaction Deductions or PPP Loan Deductions (if any) so capitalized or disallowed;
183.any amounts paid to the holders of Dissenting Shares, including any interest required to be paid thereon, that are in excess of what such holders would have received hereunder had such holders not been holders of Dissenting Shares;
184.any claim, cause of action, right or remedy, or any Legal Proceeding, asserted at any time by actual or alleged securityholder of the Company relating to the allocation or entitlement to a portion of the consideration paid or to be paid in connection with the Transactions, including any assertion of contractual or employment rights to own or acquire any security;
185.any Debt of the Company and Closing Date Transaction Expenses outstanding as of the Effective Time to the extent not deducted in the determination of the Closing Merger Consideration Amount (as finally determined in accordance with Section 1.11);
186.any inaccuracy, error or omission in the Closing Statement, the Adjustment Amount or the components thereof, including the amounts and payees with respect thereto to the extent not otherwise accounted for in the determination of the Closing Merger Consideration Amount (as finally determined in accordance with Section 1.11);

187.any Damages arising out of, or resulting from, any of the items described on Section 8.1(h) of the Disclosure Schedule (the “Special Indemnity Losses”).
b.Indemnification of Participating Securityholders
. Subject to the other provisions of this Section 8 (Indemnification), from and after the Closing, Parent shall indemnify the Participating Securityholders and the Securityholders’ Representative, their Affiliates, and each of their respective officers, directors, employees, agents and other representatives (each a “Securityholder Indemnified Party”) in respect of, and hold them harmless against, any Damages suffered by the Securityholder Indemnified Party in connection with, arising out of, resulting from or incident to:
188.any breach of the representations and warranties of Parent and Merger Sub set forth in Section 3 of this Agreement or any failure of any such representation or warranty to be true and correct as of and as though made on the Closing Date (other than those expressly given as of a specified date prior to the date of this Agreement, for which the breach shall be determined as of such specified date); and
189.any breach by Parent, Merger Sub or the Surviving Corporation of any covenant or agreement made by Parent, Merger Sub or the Surviving Corporation in this Agreement.
c.Direct Claim Indemnification Mechanics.
190.Other than with respect to a Third Person Claim, any Indemnified Party seeking indemnification hereunder shall deliver a written demand (an “Indemnification Demand”) to the Securityholders’ Representative (if the Indemnified Party is Parent or the Surviving Corporation) or Parent (if the Indemnified Party is a Securityholder Indemnified Party) which contains (i) a description and, to the extent known, a good-faith reasonable estimate of any Damages incurred or reasonably expected to be incurred by the Indemnified Party, (ii) a statement that the Indemnified Party is entitled to indemnification under Section 8.1 (Indemnification of Parent) or Section 8.2 (Indemnification of Participating Securityholders) for such Damages and a reasonable explanation of the basis therefor and (iii) a demand for payment in the amount of such Damages; provided, however, that the failure or delay of the Indemnified Party to deliver an Indemnification Demand promptly to the Securityholders’ Representative or Parent, as applicable, shall not relieve the Securityholders’ Representative or Parent, as applicable, of its obligations hereunder except to the extent the Securityholders’ Representative or Parent, as applicable, shall have been materially prejudiced by such failure.
191.Upon reasonable request, the Indemnified Party shall furnish the Securityholders’ Representative or Parent, as applicable, with any information to the extent that such information is reasonably necessary in order to evaluate the Indemnification Demand. If the Securityholders’ Representative or Parent, as applicable, in good faith objects to any claim made by the Indemnified Party in the Indemnification Demand, then the Securityholders’ Representative or Parent, as applicable, shall deliver a written notice (an “Indemnification

Dispute Notice”) to the Indemnified Party within 30 days following receipt by the Securityholders’ Representative or Parent, as applicable, of an Indemnification Demand from such Indemnified Party. The Indemnification Dispute Notice shall set forth in reasonable detail the principal basis for the dispute of any claim made by the Indemnified Party in the Indemnification Demand. If the Securityholders’ Representative or Parent, as applicable, fails to deliver an Indemnification Dispute Notice prior to the expiration of such 30-day period, then the indemnity claim set forth in the Indemnification Demand shall be conclusively determined in the Indemnified Party’s favor for purposes of this Section 8 (Indemnification), and the Indemnified Party shall be indemnified for the amount of the Damages stated in such Indemnification Demand (or, in the case of any notice in which the Damages (or any portion thereof) are estimated, the amount of such Damages (or such portion thereof) as finally determined) on demand or, in the case of any notice in which the Damages (or any portion thereof) are estimated, on such later date when the amount of such Damages (or such portion thereof) becomes finally determined, in either case, subject to the limitations of this Section 8 (Indemnification).
192.If the Securityholders’ Representative or Parent, as applicable, delivers an Indemnification Dispute Notice, then the Indemnified Party and the Securityholders’ Representative or Parent, as applicable, shall attempt in good faith to resolve any such objections raised by the Securityholders’ Representative or Parent, as applicable, in such Indemnification Dispute Notice. If the Indemnified Party and the Securityholders’ Representative or Parent, as applicable, agree to a resolution of such objection, then a memorandum setting forth the matters conclusively determined by the Indemnified Party and the Securityholders’ Representative or Parent, as applicable, shall be prepared and signed by both parties, and shall be binding and conclusive upon the parties hereto.
193.If no such resolution can be reached during the 30-day period following the Indemnified Party’s receipt of a given Indemnification Dispute Notice, then upon the expiration of such 30-day period (or such longer period as may be mutually agreed in writing), either Parent or the Securityholders’ Representative may seek enforcement of its rights to indemnification under this Agreement, including Section 10.5 (Applicable Law; Jurisdiction), with respect to such Indemnification Dispute Notice.
d.Third Person Claim Indemnification Mechanics.
194.In order to seek indemnification provided for under this Agreement in respect of, arising out of or involving a claim or demand made by any third Person against the Indemnified Party (a “Third Person Claim”), the Indemnified Party shall deliver a written notice (a “Third Person Claim Notice”) to the Securityholders’ Representative (if the Indemnified Party is Parent or the Surviving Corporation) or Parent (if the Indemnified Party is a Securityholder Indemnified Party), in each case (the “Indemnitor”) which contains (i) a description and, to the extent known, a good-faith reasonable estimate of any Damages incurred or reasonably expected to be incurred by the Indemnified Party and (ii) a statement that the Indemnified Party is entitled to indemnification under Section 8.1 (Indemnification of Parent) or Section 8.2 (Indemnification of Participating Securityholders) for such Damages and a reasonable explanation of the basis therefor; provided, however, that the failure or delay of the Indemnified Party to give such notice to the Indemnitor shall not relieve the Indemnitor of its obligations hereunder except to the extent the Indemnitor shall have been materially and actually prejudiced by such failure.
195.Upon reasonable request, the Indemnified Party shall furnish the Securityholders’ Representative or Parent, as applicable, with any information to the extent that such information is reasonably necessary in order to evaluate the Third Person Claim Notice. The Indemnitor shall have 30 Business Days (or such lesser number of days as set forth in the Third Person Claim Notice as may be required by court proceeding in the event of a litigated matter) after receipt of the Third Person Claim Notice (the “Notice Period”) to notify the Indemnified Party that it desires to defend the Indemnified Party against such Third Person Claim.
196.In the event that the Indemnitor notifies the Indemnified Party within the Notice Period that it desires to defend the Indemnified Party against a Third Person Claim, the Indemnitor shall have the sole and absolute right after the receipt of notice, at its option and at its own expense, to be represented by counsel of its choice and to control, defend against, negotiate, settle or otherwise deal with such Third Person Claim; provided, however, that the Indemnified Party may participate in any such proceeding with counsel of its choice and at its expense; provided further, however, that the Indemnitor shall not be entitled to assume or continue control of the defense of any Third Person Claim if (i) the Third Person Claim relates to or arises in connection with any criminal or regulatory proceeding, (ii) based on the advice of outside legal counsel to the Indemnified Party, a conflict (including the availability of different or additional defenses) exists between the Indemnified Party and the Indemnitor in connection with such Third Person Claim or conduct of claim by the Indemnitor would compromise any legal privilege or similar doctrine with respect to the Indemnified Party or any of its Affiliates or (iii) the Third Person Claim primarily seeks (x) an injunction against the Indemnified Party or (y) where the Indemnified Party is a Parent Indemnified Party, equitable relief requiring the taking of action or the refraining from taking actions by Parent. The Indemnified Party agrees to cooperate fully and in good faith with the Indemnitor in connection with the defense, negotiation or settlement of any Third Person Claim. To the extent the Indemnitor elects not to defend such Third Person Claim by written notice to the Indemnified Party, the Indemnified Party may retain counsel at the expense of the Indemnitor, which counsel shall be reasonably acceptable to the Indemnitor, and control the defense of such proceeding; provided, however, that the Indemnitor shall be obligated pursuant to this Section 8.4 (Third Person Claim Indemnification Mechanics) to pay for only one firm of counsel for all Indemnified Parties in addition to any local counsel who may need to be retained. The Indemnitor shall not, without the prior written consent of the Indemnified Party (which shall not be unreasonably withheld, conditioned, or delayed), settle, compromise or offer to settle or compromise any Third Person Claim on a basis that would not include an unconditional release of the Indemnified Party and would (i) exceed the balance of the Indemnitor’s indemnity obligations hereunder if the Indemnified Party is a Participating Securityholder, or exceed the Escrow Amount, if the Indemnified Party is a Parent Indemnified Party, (ii) result in the imposition of a consent order, injunction or decree that would restrict the future activity or conduct of the Indemnified Party or any of its Affiliates, (iii) result in a finding or admission of a violation of Law or violation of the rights of any Person by the Indemnified Party or any of its Affiliates, (iv) impose ongoing obligations on the Indemnified Party following the date of such settlement or compromise or (v) any Third Person Claim from any Governmental Body relating to Taxes.
197.If the Indemnitor (i) elects not to defend the Indemnified Party against a Third Person Claim, whether by not giving the Indemnified Party timely notice of its desire to so defend or otherwise or (ii) after assuming the defense of a Third Person Claim, fails to take reasonable steps necessary to defend diligently such Third Person Claim within ten days after receiving written notice from the Indemnified Party to the effect that the Indemnitor has so failed, the Indemnified Party shall have the right but not the obligation to assume its own defense; it being understood that the Indemnified Party’s right to indemnification for a Third Person Claim shall not be adversely affected by assuming the defense of such Third Person Claim. The Indemnified Party shall not settle a Third Person Claim seeking money damages without the consent of the Indemnitor, which consent shall not be unreasonably withheld.
198.Subject to Section 8.4(f), the Indemnified Party and the Indemnitor shall reasonably cooperate in order to ensure the proper and adequate defense of a Third Person Claim, including by providing access to each other’s relevant business records and other documents and employees (subject to applicable Laws relating to the exchange of information and except as required to comply with any COVID-19 Measures); it being understood that the reasonable costs and expenses of the Indemnified Party relating thereto shall constitute Damages.
199.The Indemnified Party and the Indemnitor shall use reasonable best efforts to avoid production or other disclosure of confidential information (consistent with applicable Law), and to cause all communications among employees, counsel and others representing any party to a Third Person Claim to be made so as to preserve any applicable attorney-client or work-product privileges.
e.Survival
. All representations and warranties contained in this Agreement and all claims with respect thereto shall survive the Closing and terminate upon the expiration of eighteen months after the Closing Date, other than the Specified Representations and all claims with respect thereto, each of which shall continue and survive until the end of the Milestone Period. All covenants and agreements of the parties contained herein shall survive the Closing and remain in full force and effect for the period provided in such covenants and agreements, if any, or until the date that is eighteen months after the Closing Date. Notwithstanding anything to the contrary herein, in the event that notice of any claim for indemnification under this Section 8 (Indemnification) has been given pursuant to Section 8.3 (Direct Claim Indemnification Mechanics) and Section 8.4 (Third Person Claim Indemnification Mechanics), in good faith within the applicable survival period, the representations, warranties, covenants and agreements that are the subject of such indemnification claim (and the right to pursue such claim) shall survive with respect to such claim until such time as such claim is finally resolved. The right of a Person to any remedy pursuant to this Section 8 (Indemnification) shall not be affected by any investigation or examination conducted, or any knowledge possessed or acquired (or capable of being possessed or acquired), by such Person at any time concerning any circumstance, action, omission or event relating to the accuracy or performance of any representation, warranty, covenant or obligation. For the avoidance of doubt and notwithstanding the foregoing, the survival periods set forth in this Section 8.5 (Survival of Representations and Warranties) shall not control with respect to the R&W Insurance, which shall contain survival periods that shall control for purposes thereunder.
f.Sole and Exclusive Remedy; Limitations.
200.From and after the Closing, the indemnification terms set forth in this Section 8 (Indemnification) shall constitute the sole and exclusive remedy of the Parent Indemnified Parties for Damages in connection with, arising out, resulting from or incident to the matters set forth in this Agreement. The parties hereto acknowledge and agree that, from and after the Closing, the remedies available in this Section 8 supersede any other remedies available at law or in equity including rights of rescission and claims arising under applicable Law. From and after the Closing, the parties hereto covenant not to sue, assert any arbitration claim or otherwise threaten any claim other than those described in this Section 8 as being available under the particular circumstances described in this Section 8.
201.The parties hereby agree that the sole and exclusive source of recovery for indemnification available to Parent Indemnified Parties,
xiii.pursuant to Section 8.1(a)(i) shall be:
a.first, from the Retention Escrow Fund; and
b.second (for the avoidance of doubt, only after having exhausted the amount available pursuant to clause (1) above), from the R&W Insurance to the extent covered thereby;
xiv.pursuant to Section 8.1(a)(ii) or Section 8.1(c) shall be:
c.first, from the Retention Escrow Fund;
d.second (for the avoidance of doubt, only after having exhausted the amount available pursuant to clause (1) above), from the R&W Insurance to the extent covered thereby; and
e.third, (for the avoidance of doubt, only after having exhausted the amount available pursuant to clause (2) above) by making deductions from any amounts payable to Participating Securityholders (or to the Payment Agent on their behalf) pursuant to Section 1.12, in each case, on a pro rata basis in accordance with such Participating Securityholder’s Ownership Percentage;
xv.pursuant to Section 8.1(b), Section 8.1(d), Section 8.1(e), Section 8.1(f) and Section 8.1(g) shall be:

f.first, from the Purchase Price Escrow Fund;
g.second (for the avoidance of doubt, only after having exhausted the amount available pursuant to clause (1) above), from the Retention Escrow Fund;
h.third (for the avoidance of doubt, only after having exhausted the amount available pursuant to clause (2) above), from the Special Escrow Fund;
i.fourth (for the avoidance of doubt, only after having exhausted the amount available pursuant to clause (3) above), from the R&W Insurance to the extent covered thereby; and
j.fifth (for the avoidance of doubt, only after having exhausted the amount available pursuant to clause (1) through (4) above), by making deductions from any amounts payable to Participating Securityholders (or to the Payment Agent on their behalf) pursuant to Section 1.12, in each case, on a pro rata basis in accordance with such Participating Securityholder’s Ownership Percentage;
xvi.pursuant to Section 8.1(h) shall be:
k.first, from the Special Escrow Fund; and
l.second (for the avoidance of doubt, only after having exhausted the amount available pursuant to clause (1) above) by making deductions from any amounts payable to Participating Securityholders (or to the Payment Agent on their behalf) pursuant to Section 1.12, in each case, on a pro rata basis in accordance with such Participating Securityholder’s Ownership Percentage.
202.Notwithstanding anything to the contrary contained in this Agreement, except for the proviso to this Section 8.6(c), this Section 8 shall not limit the Parent Indemnified Parties’ ability to recover Damages against a Participating Securityholder who committed common law fraud or Willful Breach of an agreement to which such Participating Securityholder is a party; provided, however, that in no event shall any Participating Securityholder’s liability, including for common law fraud or Willful Breach, exceed the portion of the Upfront Purchase Price, plus the portion of any Earnout Payment, in each case actually received by or entitled to be received by such Participating Securityholder.
203.Notwithstanding anything to the contrary in this Agreement, except with respect to claims based on common law fraud or Willful Breach by Parent or Merger Sub no Securityholder Indemnified Party may recover for any claim for indemnification pursuant to Section 8.2(a) (Indemnification of Participating Security Holders) unless and until the aggregate amount of indemnifiable Damages that may be recovered by the Securityholder Indemnified Parties pursuant to Section 8.2(a) (Indemnification of Participating Security Holders) equals or exceeds the Parent Deductible, in which event the Securityholder Indemnified Parties shall only be entitled to indemnification for all indemnifiable Damages in excess of the Parent Deductible.

204.Any Damages for indemnification under this Agreement shall be determined without duplication of recovery due to the facts giving rise to such Damages constituting a breach of more than one representation, warranty, covenant or agreement. Indemnification by any Participating Securityholder in accordance with this Section 8 shall be on a several and not joint basis, in each case in accordance with such Participating Securityholder’s Ownership Percentage.
205.Except as expressly provided in this Agreement, the Support Agreements, the Letter of Transmittal or the Written Consent, no current or former stockholder, director, officer, employee, Affiliate or advisor of the Company or any Affiliate of the Company shall have any liability of any nature to any Parent Indemnified Party with respect to the breach by the Company of any representation, warranty, covenant or agreement contained in this Agreement or any other matter relating to the Merger or the other transactions contemplated by this Agreement. The parties acknowledge that (i) except as set forth in the Support Agreements, Letter of Transmittal and the Written Consent, no current or former stockholder, director, officer, employee, Affiliate or advisor of the Company has made or is making any representations or warranties whatsoever regarding the Company or the subject matter of this Agreement, express or implied, (ii) except as expressly provided in Section 2 (Representations and Warranties of the Company), the Company has not made and is not making, and Parent is not relying upon, any representations or warranties whatsoever regarding the Company or the subject matter of this Agreement, express or implied and (iii) there shall not be any multiple recovery for any Damages.
g.R&W Insurance.
206.Parent shall secure a representation and warranties insurance policy to be effective as of the Closing Date and shall bear all premiums, fees, costs and expenses associated with procuring such representations and warranties insurance policy (the “R&W Insurance”).
207.With respect to any claim for Damages under Section 8.1 that may be covered by the R&W Insurance, Parent shall use commercially reasonable efforts to pursue recovery pursuant to the R&W Insurance, including by exhausting any applicable retention amounts to the extent such claim is covered thereby.
h.Determination of Indemnification Amounts.
208.Without limiting the effect of any other limitation contained in this Section 8 (Indemnification) Damages recoverable under this Section 8 (Indemnification) shall be reduced by an amount equal to the amount of any insurance proceeds (other than proceeds received pursuant to the R&W Insurance), indemnification payments, contribution payments or reimbursements actually received (net of costs of enforcement, deductibles and retro-premium adjustments) by the Indemnified Party or any of its Affiliates in connection with such Damages or any of the circumstances giving rise thereto. In any case where an Indemnified Party recovers from third Persons any amount in respect of a matter with respect to which an Indemnitor has indemnified it pursuant to this Section 8 (Indemnification), such Indemnified Party shall promptly pay over to the Indemnitor the amount so recovered (after deducting therefrom the full amount of the reasonable expenses incurred by it in procuring such recovery), but not in excess of the sum of (i) any amount previously so paid by the Indemnitor to or on behalf of the Indemnified Party in respect of such matter and (ii) any amount expended by the Indemnitor in pursuing or defending any claim arising out of such matter; provided that no Indemnified Party shall be required to seek or collect such recoveries prior to being entitled to indemnification hereunder.
209.Notwithstanding anything to the contrary in this Agreement, except with respect to claims based on common law fraud or Willful Breach by a Participating Securityholder who committed common law fraud or Willful Breach of an agreement to which such Participating Securityholder is a party; no Indemnified Party may recover for any claim for indemnification pursuant to Section 8.1(a)(i) unless and until the aggregate amount of indemnifiable Damages that may be recovered by the Indemnified Parties pursuant to Section 8.1(a)(i) equals or exceeds the Deductible, in which event the Securityholder Indemnified Parties shall only be entitled to indemnification for all indemnifiable Damages in excess of the Deductible.
210.The parties agree that any payments made pursuant to this Section 8 (Indemnification) shall constitute an adjustment to the Closing Merger Consideration Amount for Tax purposes and shall be treated as such by the parties hereto for Tax purposes to the greatest extent permitted by Law.
211.For purposes of determining the amount of losses arising from a breach for which the Parent Indemnified Parties or Securityholder Indemnified Parties are entitled to indemnification under this Section 8, all qualifications contained in the representations and warranties of the Company contained in this Agreement that are based on materiality (including all usages of “material,” “Material Adverse Effect” or similar qualifiers but excluding dollar thresholds, which will not be disregarded) or the knowledge of a Person (including all usages of “Knowledge of the Company” or similar qualifiers) will be disregarded.
212.No Indemnified Party’s right to indemnification pursuant to this Section 8 shall be adversely affected by its waiver of a condition to the Closing set forth in Section 6.
213.Each Indemnified Party hereto shall use commercially reasonable efforts to mitigate any Damages which may be subject to indemnification claims under this Section 8 (Indemnification).
i.Certain Tax Matters
.

214.Preparation and Filing of Tax Returns. From and after the Closing Date, Parent shall, or shall cause its Affiliates to, (i) prepare and timely file all Tax Returns of the Company for any Pre-Closing Tax Period in accordance with the most recent past practice of the

Company (except as otherwise required by applicable Law), (ii) if such Tax Return is an income or other material Tax Return, deliver a draft of such Tax Return to the Securityholders’ Representative for the Securityholders’ Representative’s review at least forty-five (45) days before the due date (after giving effect to any applicable extensions of time for filing), , providing the Securityholders’ Representative until thirty (30) days prior to the due date (after giving effect to any applicable extensions of time for filing) of such Tax Return to review and comment on such draft, (iii) negotiate in good faith with the Securityholders’ Representative with respect to such Tax Return, and (iv) if the Securityholders’ Representative consents to the filing of such Tax Returns (which consent shall not be unreasonably withheld, conditioned or delayed), Parent shall, or shall cause its Affiliates to, execute and file such Tax Returns as prepared by Parent. In the event of any disagreement between Parent and the Securityholders’ Representative regarding any Tax Return relating to any Pre-Closing Tax Period that cannot be resolved by the tenth day prior to the due date for such Tax Return, such disagreement shall be resolved by the Dispute Auditor mutatis mutandis in accordance with the dispute resolution procedures (including the allocation of fees and expenses) set forth in Sections 1.11(d), (e), and (f). If the Dispute Auditor does not resolve any differences between Parent and the Securityholders’ Representative with respect to such Tax Return at least five days prior to the due date therefor, such Tax Return shall be prepared and filed consistent with the past practices of the Company (except as otherwise required by applicable Law) and in accordance with Parent’s instructions and such Tax Return shall be amended as necessary to reflect the Dispute Auditor’s resolutions.
215.Tax Conventions. For purposes of determining the amount of Taxes allocable to any Pre-Closing Tax Period (including, for the avoidance of doubt, for purposes of Section 1.11 (Post-Closing Adjustment to Closing Merger Consideration Amount) and Section 8 (Indemnification)), the determination shall be made (1) in the case of Taxes of the Company based upon income, sales, proceeds, profits, receipts, wages, compensation or similar items that are not imposed on a periodic basis, by assuming that the Straddle Period consisted of two taxable years or periods, one which ended at the close of the Closing Date and the other which began at the beginning of the day following the Closing Date, and items of income, gain, deduction, loss or credit of the Company for the Straddle Period shall be allocated between such two taxable years or periods on a “closing of the books basis” by assuming that the books of the Company were closed at the close of the Closing Date; provided, however, that exemptions, allowances or deductions that are calculated on an annual basis, such as depreciation deductions, shall be apportioned between such two taxable years or periods on a daily basis; provided further that no amount of depreciation deductions calculated on an annual basis with respect to property placed in service after the Closing shall be allocated to the Pre-Closing Tax Period, (2) if the PPP Loan (or a portion of the PPP Loan) is ever forgiven, by treating the PPP Loan as if the PPP Loan (or such forgiven portion of the PPP Loan) were forgiven prior to the Closing Date, whether or not the PPP Loan (or such portion) was in fact forgiven prior to the Closing Date, (3) if all or any portion of the PPP Loan is never forgiven, or if applicable Law is changed to permit the deduction of expenses funded with proceeds of the PPP Loan regardless of whether or not it is forgiven, by treating all deductible amounts permitted by applicable Law that were funded with proceeds of the portion of the PPP Loan that is not forgiven, or with respect to which deductions are permitted by applicable Law regardless of forgiveness, as deductions arising in the Pre-Closing Tax Period (such deductions, the “PPP Loan Deductions”), (4) in the case of Taxes of the Company not described in clause (1) (including property Taxes), by allocating to the portion of any Straddle Period ending on and including the Closing Date the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the taxable period ending on the Closing Date and the denominator of which is the number of days in such Straddle Period, (5) by treating all Transaction Deductions as arising in and deducted on income Tax Returns for Pre-Closing Tax Periods (for the avoidance of doubt, whether or not such Transaction Deductions (or net operating losses attributable to the Transaction Deductions) are actually permitted to be taken under applicable Law in such Pre-Closing Tax Period), (6) by treating all PPP Loan Deductions (if any arise in accordance with clause (3) of this Section 8.9(b)) as arising in and deducted on income Tax Returns for Pre-Closing Tax Periods (for the avoidance of doubt, whether or not such PPP Loan Deductions (if any) (or net operating losses attributable to the PPP Loan Deductions (if any) are actually permitted to be taken under applicable Law in such Pre-Closing Tax Period), (7) by assuming that the Company makes a timely election under Revenue Procedure 2011-29, 2011-18 I.R.B. 746, to apply the seventy percent (70%) safe-harbor to any third party expenses that are “success based fees” as defined in Treasury Regulation Section 1.263(a)-5(f) to the extent permitted by applicable Law, and (8) by applying any net operating losses and other Tax benefits of the Company arising in taxable periods ending (or deemed to end) on or prior to the Closing Date against income arising in Pre-Closing Tax Periods to the extent permitted by applicable Law (other than any net operating losses and other Tax benefits that are or are attributable to the Transaction Deductions or the PPP Loan Deductions (if any), which shall be treated as set forth in clauses (5) and (6) of this Section 8.9(b)). For the avoidance of doubt, for purposes of this Agreement, Transaction Deductions and PPP Loan Deductions (if any) in each case arising after 2020, shall be treated as if they can be applied to reduce income Taxes in prior years to the extent that they would have been permitted to be so applied under applicable Law if they had arisen in 2020, or without duplication, 2021. Notwithstanding anything to the contrary, (x) Taxes resulting from any election under Section 338 or Section 336 of the Code (or any comparable provision of applicable Law), (y) Taxes incurred outside the ordinary course of business on the Closing Date after the Closing, and (z) the Parent Employer Taxes with respect to any amounts payable in connection with the transactions contemplated by this Agreement, including payment of the Closing Merger Consideration Amount, any Earnout Payment or other payments or distributions to be made to the Employee Option Holders, shall not be treated as attributable to the Pre-Closing Tax Period.
216.Post-Closing Actions. Parent will not (and will not permit any of its Affiliates to), (i) amend any Tax Returns of the Company with respect to any Pre-Closing Tax Period, (ii) make or change any Tax election or change any method of accounting that has retroactive effect to any Pre-Closing Tax Period of the Company, (iii) agree to extend or waive the statute of limitations with respect to Taxes of the Company for a Pre-Closing Tax Period, other than automatic extensions of time within which to file Tax Returns, or (iv) initiate discussions or examinations with any Governmental Body (including any voluntary disclosures) regarding Taxes with respect to any Pre-Closing Tax Period, in each such case, except (A) with the prior written consent of the Securityholders’ Representative (which will not be unreasonably withheld, conditioned, or delayed), or (B) if such action will not form the basis for a claim of indemnification pursuant to Section 8 (Indemnification.
217.Refunds. The Participating Securityholders shall be entitled to the amount of any refund or credit of Taxes of the Company with respect to a Pre-Closing Tax Period, which refund or credit is actually recognized by the Parent or its Affiliates (including the Company) after the Closing, net of any Taxes or other costs to the Parent and its Affiliates attributable to obtaining and receiving such refund or credit, provided that the Participating Securityholders shall not be entitled to the amount of any such refund or credit to the extent (i) such refund or credit arises as the result of a carryback of a loss or other Tax benefit arising in a Tax period (or portion thereof) beginning after the Closing Date (taking into account the conventions set forth in Section 8.9(b)), (ii) such refund or credit was included as a Closing Asset in the calculation of the Closing Date Net Working Capital, as finally determined pursuant to Section 1.11 (Post Closing Adjustment to Closing Merger Consideration Amount), (iii) the Participating Securityholders did not actually previously pay or economically bear the Taxes associated with such refund either pursuant to this Agreement or prior to the Closing (including by a payment of such Taxes by the Company prior to the Closing) or otherwise, or (iv) such refund or credit is actually recognized by the Parent or its Affiliates after the final Earnout Payment has been paid (plus any additional period of time during which any Indemnified Party is permitted to make a claim for damages pursuant to any provision of this Section 8. Parent shall use commercially reasonable efforts to obtain, at the expense of the Participating Securityholders, such refunds and credits (including by making carryback claims to a Pre-Closing Tax Period of the Company to the extent permitted by applicable Law, for the avoidance of doubt, without derogation of the limitations in the proviso of the first sentence of this Section 8.9(d)), and to pay, or cause to be paid, to the Payment Agent (for further distribution to the Participating Securityholders) any amount to which the Participating Securityholders are entitled pursuant to the prior sentence within fifteen (15) Business Days following the end of the calendar year of the receipt or recognition of the applicable refund or credit by Parent or its Affiliates. To the extent such refund or credit is subsequently disallowed or required to be returned to the applicable Governmental Body, the Participating Securityholders agree promptly to repay the amount of such refund or credit, together with applicable interest, if any, to Parent. For the avoidance of doubt, notwithstanding anything to the contrary in this Agreement, except as provided in Section 8.9(b), the Participating Securityholders shall not be entitled to any payments in respect of the utilization of Tax assets or Tax attributes of the Company in a Post-Closing Tax Period. For the avoidance of doubt, the Participating Securityholders shall not be entitled to recover more than once for the same amount, and therefore the Participating Securityholders shall not be entitled to a payment under this Section 8.9(d) to the extent that the amount of a refund or credit has been applied previously to actually reduce the Participating Securityholders’ indemnification obligation pursuant to Section 8.1(c); provided, further, that the Participating Securityholders shall not be entitled to a payment under this Section 8.9(d) until the later of (x) the initial due date for filing (including ordinary course extenstions) of the last income Tax Return of the Company for any Pre-Closing Tax Period and (y) if an indemnification claim has been made pursuant to Section 8.1(c) that has not yet been resolved in accordance with Section 8, the refund or credit is first applied to reduce the Participating Securityholders’ indemnification obligation with respect to such claim determined in accordance with Section 8 and such obligation is reduced to zero.
218.Tax Cooperation. The Securityholders’ Representative agrees to furnish or cause to be furnished to Parent and its Subsidiaries (including the Company), and Parent agrees to furnish or cause to be furnished, and to cause its Subsidiaries (including the Company) to furnish to Securityholders’ Representative at any time after the Closing Date, upon request, as promptly as practicable, such information (including access to books and records) and assistance relating to the Company, as is reasonably requested for the filing of any Tax Returns, for the preparation of any audit and for the prosecution or defense of any pending or threatened audit or assessment, suit, proposed adjustment, deficiency, dispute, administrative or judicial proceeding or other similar claim (each, a “Tax Contest”). Tax Contests shall be treated as Third Person Claims under Section 8.4 (Third Person Claim Indemnification Mechanics). Each of Parent, the Company, their Subsidiaries and the Securityholders’ Representative shall retain all books and records in their possession with respect to Taxes of the Company for any Pre-Closing Tax Period for a period of at least seven (7) years following the Closing Date. Notwithstanding anything to the contrary in this Agreement, the Securityholders’ Representative shall have no obligation to prepare or file any Tax Returns.
219.Survival. The rights and obligations of the Participating Securityholders and Parent pursuant to this Section 8.9 (Tax Matters) shall survive until the end of the Milestone Period plus any additional period of time during which any Indemnified Party is permitted to make a claim for damages pursuant to any provision of this Section 8.
Section 9.Termination
a.Termination
. This Agreement may be terminated prior to the Effective Time (whether before or after the adoption of this Agreement by the Required Company Stockholder Vote):
220.by mutual written consent of Parent and the Company;
221.by either Parent or the Company if the Merger shall not have been consummated by the End Date; provided, however, that a party shall not be permitted to terminate this Agreement pursuant to this Section 9.1(b) (Termination) if the failure to consummate the Merger by the End Date is attributable to a failure on the part of such party to perform any covenant in this Agreement required to be performed by such party at or prior to the Effective Time;
222.by either Parent or the Company if a court of competent jurisdiction shall have issued a final and non-appealable order having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger; provided, however, that a party shall not be permitted to terminate this Agreement pursuant to this Section 9.1(c) (Termination) whose failure to fulfill any obligation under this Agreement shall have been a material cause of, or resulted in, the occurrence of such order;

223.by Parent, if the Company shall have materially breached or materially failed to perform any of its representations, warranties, covenants or agreements contained in this Agreement, which material breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 6.1 (Accuracy of Representations and Warranties) or Section 6.2 (Performance of Covenants) and (ii) cannot be or has not been cured within 30 days following receipt by the Company of written notice of such material breach or failure to perform; provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 9.1(d) (Termination) if Parent or Merger Sub is then in material breach of this Agreement;
224.by the Company, if Parent or Merger Sub shall have materially breached or materially failed to perform any of their respective representations, warranties, covenants or agreements contained in this Agreement, which material breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.1 (Accuracy of Representations and Warranties) or Section 7.2 (Performance of Covenants) and (ii) cannot be or has not been cured within 30 days following receipt by Parent of written notice of such material breach or failure to perform; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 9.1(e) (Termination) if the Company is then in material breach of this Agreement; or
225.by Parent, if the Company fails to deliver the Required Company Stockholder Vote within 24 hours of the date of this Agreement in accordance with Section 5.1 (Stockholder Consent or Approval).
b.Effect of Termination
. In the event of the termination of this Agreement as provided in Section 9.1 (Termination), this Agreement shall be of no further force or effect; provided, however, that (i) this Section 9.2 (Effect of Termination) and Section 10 (Miscellaneous Provisions) shall survive the termination of this Agreement and shall remain in full force and effect and (ii) nothing herein shall relieve any party from any liability for common law fraud or Willful Breach. No termination of this Agreement shall affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations shall survive the termination of this Agreement in accordance with their terms.
Section 10.Miscellaneous Provisions
a.Amendment
. This Agreement may be amended with the written approval of the board of directors of the Company (or the Securityholders’ Representative following the Closing) and Parent at any time (whether before or after the adoption of this Agreement by the Required Company Stockholder Vote); provided, however, that after any such adoption of this Agreement by the Required Company Stockholder Vote, no amendment shall be made which by Law requires further approval of the Company Stockholders without the further approval of such Company

Stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of the Company and Parent (prior to the Closing) or Parent and the Securityholders’ Representative (after the Closing).
b.Expenses
. Except as set forth in Section 1.11(k) (Post-Closing Adjustment to Closing Merger Consideration Amount), all fees and expenses incurred in connection with the preparation, negotiation, execution and performance of this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses, whether or not the Merger is consummated.
c.Waiver.
1.No failure on the part of any party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.
2.No party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.
d.Entire Agreement; Counterparts
. This Agreement, the Disclosure Schedules, the Confidentiality Agreement, and the other Transaction Documents constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter hereof and thereof. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. This Agreement may be executed by electronic transmission, which shall be deemed an original.
e.Applicable Law; Jurisdiction
. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. Except as set forth in Section 1.11 (Post-Closing Adjustment to Closing Merger Consideration Amount) and Section 1.12 (Earnout consideration), Each party agrees that it shall bring any action in respect of any claim based upon, arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement exclusively in the chosen courts; and solely in CONNECTION with claims arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement: (a) each of the parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Chosen courts; (b) each of the parties irrevocably waives the right to trial by jury; AND (c) EACH OF THE PARTIES ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT and THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.5 (Applicable Law; Jurisdiction).
f.Assignability
. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties hereto and their respective successors and assigns; provided, however, that, subject to Section 1.12, neither this Agreement nor any of the rights hereunder may be assigned (whether by merger, consolidation, sale or otherwise) by the Company (prior to the Effective Time) or Parent without the prior written consent of the other party, and any attempted assignment of this Agreement or any of such rights without such consent shall be void and of no effect (except that Parent may assign this Agreement or any such rights to an Affiliate without the prior written consent of the Company (prior to the Effective Time) or the Securityholders’ Representative (at or after the Effective Time)); provided, further, however, that subject to Section 1.12, Parent and the Surviving Corporation may assign this Agreement as a whole without such consent in connection with the acquisition (whether by merger, consolidation, sale or otherwise) of Parent or the Surviving Corporation or of that part of Parent’s or the Surviving Corporation’s business to which this Agreement relates, as long as (a) Parent provides written notice to the Company (prior to the Effective Time) or the Securityholders’ Representative (at or after the Effective Time) of such assignment, (b) the assignee thereof agrees in writing to assume and be bound as Parent and the Surviving Corporation hereunder.
g.Confidentiality
. Parent acknowledges that the information provided to it in connection with this Agreement and the other Transaction Documents and the transactions contemplated hereby and thereby is subject to the Confidentiality Agreement, the terms of which are incorporated herein by reference and shall continue in full force and effect until the Closing, at which time the confidentiality obligations under the Confidentiality Agreement shall terminate; provided, however, that, from and after the Closing, the Confidentiality Agreement shall continue to apply in accordance with its terms but only with respect to breaches of the Confidentiality Agreement prior to the Closing. If this Agreement is, for any reason, terminated prior to the Closing, the Confidentiality Agreement shall nonetheless continue in full force and effect in accordance with its terms.
h.Third Party Beneficiaries
. Except as provided in Sections 1.11 (Post-Closing Adjustment to Closing Merger Consideration Amount), 5.4 (Indemnification of Officers and Directors), 5.5 (Disclosure), 8.2

(Indemnification of Participating Securityholders) and 10.12 (Conflict of Interest) and, following the Closing with respect to all Persons that held Company Capital Stock, Company Options immediately prior to the Closing, Section 1 (Description of Transaction), nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the parties hereto) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.
i.Notices
. Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed properly delivered, given and received (a) upon receipt when delivered by hand, (b) upon receipt of a letter delivered by certified mail return receipt requested, (c) upon confirmation of receipt if sent by electronic transmission (with autoreply not being deemed confirmation of receipt), or (d) one Business Day after being sent by courier or express delivery service; provided that in each case the notice or other communication is sent to the address set forth beneath the name of such party below (or to such other address as such party shall have specified in a written notice given to the other parties hereto); provided that with respect to notices delivered to the Securityholders’ Representative, such notices must be delivered solely via electronic transmission:
if to Parent or Merger Sub:

Integra LifeSciences Holdings Corporation
1100 Campus Road
Princeton, NJ 08540
Attention: Eric Schwartz, Executive Vice President, Chief Legal Officer and Secretary
E-mail: eric.schwartz@integralife.com
With a copy (which shall not constitute notice) to:

Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
Attention: Melissa Sawyer
Email: sawyerm@sullcrom.com
    Integra LifeSciences Holdings Corporation
1100 Campus Road
Princeton, NJ 08540
Attention: Corporate Development
E-mail: andrea.caruso@integralife.com
if to the Company (prior to the Closing):

ACell, Inc.
6640 Eli Whitney Drive
Columbia, Maryland 21046
Attention: Christopher F. Branch, Chief Operating Officer and General Counsel
E-mail: chrisbranch@acell.com
or the Securityholders’ Representative (after the Closing):

Fortis Advisors LLC

Attention: Notices Department (Project Ocean)
E-mail: notices@fortisrep.com
in the case of notices to the Company (prior to Closing) or to the Securityholders’ Representative (after the Closing), with a copy to (which shall not constitute notice):
    Cooley LLP
4401 Eastgate Mall
San Diego, CA 92121
Attention: Barbara Borden
E-mail: bordenbl@cooley.com
j.Severability
. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.
k.Knowledge
. “Knowledge” of the Company shall mean (a) with respect to all matters other than those involving Intellectual Property, the actual knowledge of a fact or other matter, after reasonable inquiry, of the Knowledge Individuals, it being understood and agreed that a review of one’s files shall constitute reasonable inquiry; and (b) with respect to matters involving Intellectual Property, the actual knowledge of a fact or other matter, after reasonable inquiry, of the Vice

President of R&D and Clinical Operations of the Company, it being understood and agreed that a review of such Person’s files and consultation with such Person’s direct reports taking into account the subject matter in question shall constitute reasonable inquiry. With respect to matters involving Intellectual Property, Knowledge does not require that the Knowledge Individuals have conducted, obtain or have obtained any freedom-to-operate opinions or similar opinions of counsel or any Intellectual Property clearance searches, and no knowledge of any third-party Intellectual Property that would have been revealed by such inquiries, opinions or searches will be imputed to the Knowledge Individuals or the direct reports of any of the foregoing; provided that any such opinions or searches that have been conducted or obtained prior to the Closing by the Company will not be excluded from the term “Knowledge” as a result of this sentence.
l.Conflict of Interest
. If the Securityholders’ Representative so desires, acting on behalf of the Participating Securityholders and without the need for any Consent or waiver by the Company or Parent, Cooley LLP (“Cooley”) shall be permitted to represent the Participating Securityholders after the Closing in connection with any matter, including, without limitation, anything related to the transactions contemplated by this Agreement, any other agreements referenced herein or any disagreement or dispute relating thereto. Without limiting the generality of the foregoing, after the Closing, Cooley shall be permitted to represent the Participating Securityholders, any of their agents and Affiliates, or any one or more of them, in connection with any negotiation, transaction or dispute (including any litigation, arbitration or other adversary proceeding) with Parent, the Company or any of their agents or Affiliates under or relating to this Agreement, any transaction contemplated by this Agreement, and any related matter, such as claims or disputes arising under other agreements entered into in connection with this Agreement, including with respect to any indemnification claims. Upon and after the Closing, the Company shall cease to have any attorney-client relationship with Cooley, unless and to the extent Cooley is specifically engaged in writing by the Company to represent the Company after the Closing and either such engagement involves no conflict of interest with respect to the Participating Securityholders or the Securityholders’ Representative consents in writing at the time to such engagement. Any such representation of the Company by Cooley after the Closing shall not affect the foregoing provisions hereof.
m.Attorney-Client Privilege
. Parent and the Company agree that any attorney-client privilege, attorney work-product protection, and the expectation of client confidence attaching as a result of counsel’s (whether external or internal) representation of the Company prior to the Closing and in connection with the transactions contemplated by this Agreement, including the Merger, and all pre-closing information and documents covered by such privilege or protection (the “Covered Materials”), shall belong to and be controlled by the Securityholders’ Representative, and not by the Surviving Corporation, following the Closing, and may be waived only by the Securityholders’ Representative, and not the Surviving Corporation, and shall not pass to or be claimed or used by Parent or the Surviving Corporation. Absent the consent of the Securityholders’ Representative, neither Parent nor the Surviving Corporation shall have a right to access the Covered Materials following the Closing and, in the event Parent or the Surviving Corporation accesses Covered Materials in violation of this sentence, such access will not waive or otherwise affect the rights of the Securityholders’ Representative with respect to the related privilege or protection. Notwithstanding the foregoing, if a dispute arises between Parent or the Surviving Corporation, on the one hand, and a third party other than (and unaffiliated with) the Participating Securityholders and the Securityholders’ Representative, on the other hand, after the Closing, then the Surviving Corporation may assert such attorney-client privilege to prevent disclosure to such Covered Materials; and provided, further, that Parent and the Surviving Corporation may not waive such privilege without the prior written consent of the Securityholders’ Representative.
n.No Implied Representations
. The parties acknowledge that, except as expressly provided in Section 2 (Representations and Warranties of the Company) and Section 3 (Representations and Warranties of Parent and Merger Sub), none of the parties hereto has made or is making any representations or warranties whatsoever, implied or otherwise. The Company, the Participating Securityholders and their respective Affiliates and representatives each have not made any representation or warranty, express or implied, as to the accuracy or completeness of any information concerning the Company or the Participating Securityholders contained herein or made available in connection with Parent’s investigation of the Company, except as expressly set forth in Section 2 (Representations and Warranties of the Company), and there shall be no liability that may be based on such information or errors therein or omissions therefrom. Except as expressly set forth herein, the Company makes no warranty of merchantability, suitability, fitness for a particular purpose or quality with respect to any of the tangible assets of the Company or as to the condition or workmanship thereof or the absence of any defects therein, whether latent or patent.
o.Specific Performance
. Each of the parties hereto agrees that this Agreement is intended to be legally binding and specifically enforceable pursuant to its terms and that Parent and the Company would be irreparably harmed if any of the provisions of this Agreement are not performed in accordance with their specific terms and that monetary damages would not provide adequate remedy in such event. Accordingly, in addition to any other remedy to which a non-breaching party may be entitled at law, a non-breaching party shall be entitled to seek injunctive relief to prevent breaches of this Agreement and to specifically enforce the terms and provisions hereof, in each case without posting a bond or undertaking, this being in addition to any other remedy to which they are entitled at law or in equity.
p.Construction.
3.For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

4.The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.
5.As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”
6.Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits or Schedules to this Agreement.
7.The bold-faced headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.
8.Any document uploaded to the online data room utilized for the transactions contemplated by this Agreement prior to 4:00 p.m., New York time, on the date of this Agreement shall be considered “made available,” “furnished,” “delivered” or “provided” for purposes of this Agreement.
9.Unless the context requires otherwise, the word “or” shall be inclusive such that for example, “A or B” shall be deemed to mean “A or B or both A and B.”
q.Disclosure Schedule
. The Disclosure Schedule has been arranged, for purposes of convenience only, as separate Parts corresponding to the subsections of Section 2 (Representations and Warranties of the Company) of this Agreement. The representations and warranties contained in Section 2 (Representations and Warranties of the Company) of this Agreement are subject to (a) the exceptions and disclosures set forth in the part of the Disclosure Schedule corresponding to the particular subsection of Section 2 (Representations and Warranties of the Company) in which such representation and warranty appears; (b) any exceptions or disclosures explicitly cross-referenced in such part of the Disclosure Schedule by reference to another part of the Disclosure Schedule; and (c) any exception or disclosure set forth in any other part of the Disclosure Schedule to the extent it is reasonably apparent that such exception or disclosure on its face is intended to qualify such representation and warranty. No reference to or disclosure of any item or other matter in the Disclosure Schedule shall be construed as an admission or indication that such item or other matter is material (nor shall it establish a standard of materiality for any purpose whatsoever) or that such item or other matter is required to be referred to or disclosed in the Disclosure Schedule. The information set forth in the Disclosure Schedule is disclosed solely for the purposes of this Agreement, and no information set forth therein shall be deemed to be an admission by any party hereto to any third party of any matter whatsoever, including of any violation of Law or breach of any agreement. The Disclosure Schedule and the information and disclosures contained therein are intended only to qualify and limit the representations, warranties and covenants of the Company contained in this Agreement. Nothing in the Disclosure Schedule is intended to broaden the scope of any representation or warranty contained in this Agreement or create any covenant. Matters reflected in the Disclosure Schedule are not necessarily limited to matters required by the Agreement to be reflected in the Disclosure Schedule. Such additional matters are set forth for informational purposes and do not necessarily include other matters of a similar nature.
[Signature Page Follows]

In Witness Whereof, the parties have caused this Agreement to be executed as of the date first above written.
INTEGRA LIFESCIENCES HOLDINGS CORPORATION

By: /s/ Peter Arduini
Name: Peter Arduini
Title: President and Chief Executive Officer

ILS OCEAN 12-20 CORP.

By: /s/ Peter Arduini
Name: Peter Arduini
Title: President and Chief Executive Officer

In Witness Whereof, the parties have caused this Agreement to be executed as of the date first above written.
[Signature Page to Agreement and Plan of Merger]

ACELL, INC.

By: /s/ Patrick A. McBrayer
Name: Patrick A. McBrayer
Title: President and Chief Executive Officer

In Witness Whereof, the parties have caused this Agreement to be executed as of the date first above written.
[Signature Page to Agreement and Plan of Merger]

FORTIS ADVISORS LLC

By: /s/ Ryan Simkin
Name: Ryan Simkin
Title: Managing Director

[Signature Page to Agreement and Plan of Merger]

Exhibit A.

Certain Definitions
For purposes of the Agreement (including this Exhibit A):
1.“280G Stockholder Vote” shall have the meaning set forth in Section 5.1(b) (Stockholder Consent or Approval).
2.“ACA” shall have the meaning set forth in Section 2.15(f) (Employee Benefit Plans and Employee Matters).
3.“ACell” shall have the meaning set forth in the preamble to this Agreement.
4.“ACell Business” means the business of the ACell Products, including development, manufacture, commercialization, distribution or sale of the ACell Products.
5.“ACell Products” shall mean (i) all products commercialized or distributed by ACell for any indication as of the date of this Agreement, including products under the MicroMatrix®, Cytal®, Gentrix®, or ABRA brands or offered under a private label agreement as of the date of this Agreement and all configurations of such products that are currently under development or are based on currently planned improvements of such products and (ii) all configurations of the CardionTM products currently under development and currently planned improvements of such products.
6.“Accounting Principles” shall mean GAAP as in effect at the date of the financial statement to which it refers, or if there is no such financial statement, then as of the Closing Date, using and applying the same accounting principles, practices, procedures, policies and methods (with consistent classifications, judgments, elections, inclusions, exclusions and valuation and estimation methodologies) used and applied by the Company in the preparation of the Audited Company Financial Statements; provided that if such accounting principles, practices, procedures, policies and methods and GAAP are inconsistent, GAAP shall control; provided, further, that Accounting Principles (i) shall not include any purchase accounting or other adjustment arising out of the consummation of the transactions contemplated by this Agreement, (ii) shall be based on facts and circumstances as they exist prior to the Closing and shall exclude the effect of any act, decision or event occurring on or after the Closing, (iii) shall follow the defined terms contained in this Agreement and (iv) shall calculate any reserves, accruals or other non-cash expense items on a pro rata (as opposed to monthly accrual) basis to account for a Closing that occurs on any date other than the last day of a calendar month.
7.“Accounts Receivable” shall mean (i) all trade accounts receivable and other rights to payment owed to the Company, and (ii) all other accounts receivable or notes receivable of the Company, in each case, as calculated in accordance with the Accounting Principles.
8.“Additional Financial Statements” shall have the meaning set forth in Section 4.4 (Additional Financial Statements).

9.“Adjustment Amount” shall have the meaning set forth in Section 1.11(g) (Post-Closing Adjustment to Closing Merger Consideration Amount).
10.“Advisory Group” shall have the meaning set forth in Section 1.16(e) (Securityholders’ Representative).
11.“Affiliate” shall mean, with respect to any specified Person, any other Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with such specified Person (but excluding, with respect to the Company, any portfolio companies of venture capital or investment funds that are, or otherwise affiliated with, Company Stockholders, which portfolio companies may otherwise be deemed to be “under common control with” the Company).
12.“Aggregate Exercise Amount” shall mean the aggregate exercise price of all Company Options outstanding as of immediately prior to the Effective Time as set forth on the Estimated Closing Statement.
13.“Agreement” shall have the meaning set forth in the preamble of this Agreement.
14.“Anti-Corruption Laws” shall mean the (i) Foreign Corrupt Practices Act of 1977, as amended, and the related regulations and published interpretations thereunder, (ii) the UK Anti-Bribery Act and (iii) other applicable anti-corruption law in other jurisdictions in which the Company conducts business.
15.“Antitrust Law” shall mean the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, as amended, and all other federal, state and foreign statutes, rules, regulations, orders, decrees, and other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or competition.
16.“Applicable Escrow Release Date” shall have the meaning set forth in Section 1.17(d) (Escrow Agreement).
17.“Approved Relatives” shall have the meaning set forth in Section 1.12(l) (Earnout Consideration).
18.“Arbitration Fees” shall have the meaning set forth in Section 1.12(n) (Earnout Consideration).
19.“Arbitration Rules” shall have the meaning set forth in Section 1.12(n) (Earnout Consideration).
20.“Auditor” shall have the meaning set forth in Section 1.12(h) (Earnout Consideration).
21.“Audited Company Financial Statements” shall have the meaning set forth in Section 2.4(a) (Financial Statements).

22.“Balance Sheet Date” shall have the meaning set forth in Section 2.4(a) (Financial Statements).
23.“Book-Entry” shall have the meaning set forth in Section 1.9 (Closing of the Company Transfer Books).
24.“Business Day” shall mean any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in Maryland or New York City, New York.
25.“CARES Act” shall mean the Coronavirus Aid, Relief, and Economic Security Act.
26.“Cash and Cash Equivalents” shall mean, with respect to the Company, as of the Reference Time (but before taking into account the consummation of the transactions contemplated hereby), the aggregate amount of cash, cash equivalents and marketable securities held by the Company, as determined in accordance with the Accounting Principles, less (a) the aggregate amount of outstanding checks or drafts of the Company that have not posted, plus (b) checks received by the Company that have not been posted (after reducing Accounts Receivable or any other related current asset by the amount of such unposted check).
27.“Certificate of Merger” shall have the meaning set forth in Section 1.3 (Closing; Effective Time).
28.“Chosen Courts” means the Court of Chancery of the State of Delaware and any state appellate court therefrom within the State of Delaware (or, if the Court of Chancery of the state of Delaware declines to accept jurisdiction over a particular matter, any federal court within the state of Delaware or, in the event each federal court within the state of Delaware declines to accept jurisdiction over a particular matter, any state court within the state of Delaware).
29.“Closing” shall have the meaning set forth in Section 1.3 (Closing; Effective Time).
30.“Closing Assets” shall mean the current assets of the Company in accordance with the Accounting Principles, including Accounts Receivable, prepaid expenses, deferred bank fees, prepaid software licenses, prepaid insurances, long-term deposits (not included in Cash and Cash Equivalents), credit card prepayments and Inventory, but excluding (i) Cash and Cash Equivalents, and (ii) (for the avoidance of doubt) Tax assets and Tax attributes.
31.“Closing Company Share Number” shall mean the sum of (a) the aggregate number of outstanding shares of Company Common Stock held by the Participating Securityholders immediately prior to the Effective Time, (b) the aggregate number of shares of Company Common Stock issuable upon the conversion of shares of Company Preferred Stock held by the Participating Securityholders as of immediately prior to the Effective Time, and (c) the aggregate number of shares of Company Common Stock issuable upon the exercise of

Company Options (but excluding any Company Performance Options) outstanding as of immediately prior to cancellation immediately prior to the Effective Time.
32.“Closing Date” shall have the meaning set forth in Section 1.3 (Closing; Effective Time).
33.“Closing Date Balance Sheet” shall mean a balance sheet of the Company as of the Reference Time prepared (i) from and in accordance with the books and records of the Company and (ii) in accordance with the Accounting Principles.
34.“Closing Date Cash Amount” shall mean the Cash and Cash Equivalents of the Company as of the Reference Time determined in accordance with the Accounting Principles.
35.“Closing Date Indebtedness” shall mean the Debt of the Company as of the Reference Time determined in accordance with the Accounting Principles.
36.“Closing Date Net Working Capital” shall mean an amount (which may be positive or negative) equal to (a) the Closing Assets minus (b) the Closing Liabilities, in each case, as of the Reference Time, determined and calculated in accordance with the Accounting Principles
. Exhibit E sets forth, for illustrative purposes only, a calculation of the Closing Date Net Working Capital as of November 30, 2020 prepared in accordance with the Accounting Principles.
    “Closing Date Transaction Expenses” shall mean, without duplication, (i) the aggregate expenses, fees and disbursements of all attorneys, accountants, investment bankers and Securityholders’ Representative of the Company in connection with the negotiation, execution, delivery and performance of this Agreement and any similar expenses, fees and disbursements arising out of or resulting from the negotiation, execution, delivery and performance of this Agreement, (ii) the upfront engagement fee of the Securityholders’ Representative of the Company, (iii) 50% of any Transfer Taxes, (iv) the cost of obtaining the D&O Policy (to the extent unpaid by the Company prior to the Closing) (other than amounts payable in respect of tails for the Company’s existing claims-made employment practices liability policy and fiduciary liability policy), (v) the Severance Amount and any other bonus or transaction fee, single-trigger change in control, retention, compensatory or similar payment (excluding the payment of the Closing Merger Consideration Amount, any Earnout Payment or other payments or distributions to be made to the Employee Option Holders) that becomes payable to an employee or director of the Company as a result of transactions contemplated hereby (excluding any right to receive severance or right to receive any payments under this Agreement in respect of equity interests other than the Severance Amount) (whether payable prior to, on or following the Closing), in each case (a) determined in accordance with the Accounting Principles and (b) to the extent that such fees, expenses and disbursements have not been paid by the Company prior to the determination of the Company’s Estimated Closing Date Net Working Capital set forth on the Estimated Closing Statement; provided that to the extent any Closing Date Transaction Expenses become due and payable, Parent shall promptly pay such amounts to the applicable third party on behalf of the Surviving Corporation and provide to the Securityholders’ Representative evidence of such payment; provided, further, that Closing Date Transaction Expenses shall not include Taxes except (x) 50% percent of any Transfer Taxes and (y) the Sellers Employer Taxes
. For the avoidance of doubt, (i) Parent and its Affiliates (and not the Participating Securityholders) shall be responsible for and shall pay Parent Employer Taxes with respect to any amounts payable in connection with the transactions contemplated by this Agreement, including payment of the Closing Merger Consideration Amount, any Earnout Payment or other payments or distributions to be made to the Employee Option Holders and (ii) the Transaction Bonus Pool, the Accrued 2020 Bonus Pool (including the 2020 ACell Executive Bonus Plan), Additional 2020 Bonus Pool, Crossover Financing Pool, Bonus Retention Pool and the Regional Sales Manager Bonus, to the extent not paid in full prior to the Closing Date, each constitute Closing Date Transaction Expenses. Any amounts paid by the Company prior to Closing in respect of tails for the Company’s existing claims-made employment practices liability policy and fiduciary liability policy pursuant to Section 5.4(b) shall be at Parent’s expense up to $100,000 and shall reduce the aggregate amount of Closing Date Transaction Expenses to that extent.
37.“Closing Liabilities” shall mean the current liabilities of the Company in accordance with the Accounting Principles, including accounts payable, accrued vacation, accrued expenses, unearned revenue, accrued expense reports, accrued payable for data, current Tax liabilities (as determined by the Company in good faith in accordance with the Company’s ordinary course methods for calculating its Taxes, except that current liabilities for income Taxes shall be reduced, but not below zero (0), by taking into account the Transaction Deductions as set forth in Section 8.9(b) (“Current Tax Liabilities”) (and excluding, for the avoidance of doubt, contingent liabilities for Taxes)) and any Tax liabilities as of the Closing Date deferred pursuant to the CARES Act or the Payroll Tax Executive Order or similar relief (whether such Tax liabilities are current or otherwise), and benefits payable (other than, for the avoidance of doubt, any double trigger payments payable pursuant to a second trigger occurring following the Closing), but excluding (a) any liability included in the Closing Date Indebtedness and Closing Date Transaction Expenses to the extent actually deducted from the calculation of the Closing Merger Consideration Amount (b) any current liabilities that are non-cash charges or expenses, and (c) the Parent Employer Taxes with respect to any amounts payable in connection with the transactions contemplated by this Agreement, including payment of the Closing Merger Consideration Amount, any Earnout Payment or other payments or distributions to be made to the Employee Option Holders; it being understood that the foregoing amounts (including, for the avoidance of doubt, the current Tax liabilities) shall be calculated as if the PPP Loan had been forgiven prior to the Closing Date.
38.“Closing Merger Consideration Amount” shall mean cash in an amount equal to:
(a)the Upfront Purchase Price;
(b)minus the Securityholders’ Representatives Reserve;
(c)minus the Escrow Amount;

(d)plus the Estimated Closing Date Cash Amount, subject to adjustment as provided in Section 1.11 (Post-Closing Adjustment to Closing Merger Consideration Amount);
(e)minus the Estimated Closing Date Indebtedness, subject to adjustment as provided in Section 1.11 (Post-Closing Adjustment to Closing Merger Consideration Amount);
(f)plus Estimated Net Working Capital Adjustment, subject to adjustment as provided in Section 1.11 (Post-Closing Adjustment to Closing Merger Consideration Amount);
(g)minus the Estimated Closing Date Transaction Expenses, subject to adjustment as provided in Section 1.11 (Post-Closing Adjustment to Closing Merger Consideration Amount);
(h)plus the Aggregate Exercise Amount.
39.“Closing Options Payout Amount” shall have the meaning set forth in Section 1.6(a) (Treatment of Company Options).
“Closing Payment Schedule” shall have the meaning set forth in Section 6.7(e) (Agreements and Documents).“Closing Statement” shall have the meaning set forth in Section 1.11(b) (Post-Closing Adjustment to Closing Merger Consideration Amount).
40.“COBRA” shall have the meaning set forth in Section 2.15(o) (Employee Benefit Plans and Employee Matters).
41.“Code” shall mean the Internal Revenue Code of 1986, as amended.
“Commercially Reasonable Efforts” shall have the meaning set forth in Section 1.12(d) (Earnout Consideration).
42.“Company” shall have the meaning set forth in the preamble to this Agreement.
43.“Company 401(k) Plan” shall have the meaning set forth in Section 5.3(d) (Employee Benefits).
44.“Company Board” shall mean the board of directors of the Company.
45.“Company Capital Stock” shall mean, collectively, the Company Common Stock and the Company Preferred Stock.
46.“Company Charter” shall mean the Company’s Fourth Amended and Restated Certificate of Incorporation, as filed with the Secretary of the State of Delaware on April 11, 2011, as amended or restated, and in effect immediately prior to the Effective Time.
47.“Company Common Stock” shall mean the common stock, $0.001 par value per share, of the Company.

48.“Company Financial Statements” shall have the meaning set forth in Section 2.4(a) (Financial Statements).
49.“Company Healthcare Laws” shall have the meaning set forth in Section 2.9(b) (Regulatory Matters).
50.“Company Intellectual Property” shall mean all Intellectual Property owned or purported to be owned by the Company.
51.“Company Material Adverse Effect” shall mean any change, effect, event, occurrence, state of facts or development or cause thereof that, individually or in the aggregate is, or would reasonably be expected to, (i) prevent, materially delay or materially impair the ability of the Company to consummate the transactions contemplated by this Agreement or the other Transaction Documents to which it is a party or to otherwise consummate the transactions contemplated by this Agreement or (ii) be materially adverse to the assets, liabilities, financial condition or existing business of the Company (taken as a whole), ; provided, however, that with respect to clause (ii), none of the following (individually or in combination) shall be deemed to constitute, or shall be taken into account in determining whether there has been, a Company Material Adverse Effect: (a) any adverse effect resulting from general business or economic conditions, except to the extent such general business or economic conditions have a disproportionate effect on the Company as compared to any of the other companies in the Company’s industry; (b) any adverse effect resulting from conditions generally affecting any industry or industry sector in which the Company operates or competes, except to the extent such conditions generally affecting any industry have a disproportionate effect on the Company as compared to any of the other companies in such industry or industry sector; (c) any adverse effect resulting from hurricanes, earthquakes, floods, tsunamis, tornadoes, mudslides, fires or other disasters, epidemics, pandemics (including COVID-19) and other force majeure events, except to the extent such event has a disproportionate effect on the Company as compared to any of the other companies in the Company’s industry; (d) any adverse effect resulting from the announcement, execution or delivery of this Agreement or the pendency of the Merger (but not for the avoidance of doubt, the consummation of the Merger); (e) any adverse effect resulting from any change in GAAP or any change in applicable Laws or the authoritative interpretation thereof; (f) the failure of the Company to meet internal expectations, projections or operating results (but taking into account underlying causes that are not otherwise excluded in (a)-(g) of this definition); (g) any adverse effect resulting from any action taken by the Company at the Parent’s direction or with Parent’s express written consent; or (h) any adverse effect resulting from any breach by Parent or Merger Sub of any provision of this Agreement or the taking of any other action by Parent or Merger Sub.
52.“Company Options” shall mean options to purchase shares of Company Common Stock.
“Company Performance Options” shall mean the options listed on Section 1.6(b) of the Disclosure Schedule.

53.“Company Plan” shall have the meaning set forth in Section 2.15(a) (Employee Benefit Plans and Employee Matters).
54.“Company Preferred Stock” shall mean collectively the Series A Convertible Preferred Stock, Series B Convertible Preferred Stock, Series C Convertible Preferred Stock and Series D Convertible Preferred Stock.
55.“Company Products” shall have the meaning set forth in Section 2.9(a) (Regulatory Matters).
56.“Company Regulatory Agency” shall have the meaning set forth in Section 2.9(a) (Regulatory Matters).
57.“Company Regulatory Permits” shall have the meaning set forth in Section 2.9(a) (Regulatory Matters).
58.“Company Returns” shall mean any Tax Return required to be filed by the Company.
59.“Company Service Provider Agreement” shall have the meaning set forth in Section 2.15(a) (Employee Benefit Plans and Employee Matters).
60.“Company Stock Certificate” shall have the meaning set forth in Section 1.9 (Closing of the Company’s Transfer Books).
61.“Company Stockholders” shall mean the holders of Company Capital Stock.
62.“Comparable Products” shall mean such comparable products of the Parent or any of its Affiliates that are intended for wound reconstruction or care or for the reinforcement of soft tissue where weakness exists, which may include a variety of hernia repairs, in each case, with similar addressable markets to the ACell Products.
63.“Confidentiality Agreement” shall mean that certain Confidentiality Agreement, dated as of September 19, 2020, by and between Parent and the Company.
64.“Consent(s)” shall mean any consent, approval or waiver.
65.“Continuing Employee” shall have the meaning set forth in Section 5.3(a) (Employee Benefits).
66.“Contract” shall mean any contract, plan, undertaking, arrangement, concession, understanding, agreement, agreement in principle, franchise, permit, instrument, license, lease, sublease, note, bond, indenture, deed of trust, mortgage, loan agreement or other binding commitment, whether written or oral.
67.“Cooley” shall have the meaning set forth in Section 10.12 (Conflict of Interest).

68.“Covered Materials” shall have the meaning set forth in Section 10.13 (Attorney-Client Privilege).
69.“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or related or associated epidemics, pandemic or disease outbreaks.
70.“COVID-19 Measures” shall mean any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester, safety or similar Law, directive, guidelines or recommendations promulgated by any Governmental Body, including the Centers for Disease Control and Prevention, in each case, (a) in connection with or in response to COVID-19, including the CARES Act and Families First Act or (b) to ensure the health and safety of any of the Company’s employees in light of COVID-19.
“Current Tax Liabilities” shall have the meaning set forth in the definition of “Closing Liabilities.”
71.“D&O Indemnified Persons” shall have the meaning set forth in Section 5.4(a) (Indemnification of Officers and Directors).
72.“D&O Policy” shall have the meaning set forth in Section 5.4(b).
73.“Damages” shall mean losses, costs, damages and expenses, including reasonable and documented out-of-pocket attorneys’ fees and expenses and reasonable fees and expenses of other professionals and experts, that have been incurred or properly paid by an Indemnified Party; provided, however, that “Damages” shall not include any (i) special, exemplary or punitive damages or (ii) damages (including lost profits) that are not reasonably foreseeable or any diminution in value or losses calculated by any “multiplier” calculation methodology, except in each case to the extent (A) paid or payable by an Indemnified Party to a third Person in connection with a Third Person Claim or (B) covered by the R&W Insurance.
74.“Debt” shall mean the outstanding principal amount of, and all interest and other amounts accrued in respect of and all amounts payable at retirement of, (a) any indebtedness for borrowed money of the Company, (b) any obligation of the Company evidenced by bonds, debentures, notes or other similar instruments, (c) any reimbursement obligation of the Company with respect to letters of credit (including standby letters of credit to the extent drawn upon), bankers’ acceptances or similar facilities issued for the account of the Company and any termination or other fees payable in relation thereto, (d) any capital leases, (e) off-balance sheet financing, (f) the Settlement Debt, (g) the PPP Loan (h) any obligation of the type referred to in clauses (a) through (g) of another Person the payment of which the Company has guaranteed or for which the Company is responsible or liable, directly or indirectly, jointly or severally, as obligor or guarantor, (h) accrued interest, premium, penalty or other obligation relating to clauses (a) through (g) and (i) any dividends declared but unpaid owed to a holder of shares of Company Preferred Stock
. Notwithstanding the foregoing, “Debt” shall not include (i) any letters of credit to the extent not drawn upon, (ii) any bank guarantees, (iii) non-cancellable purchase commitments, (iv)

surety bonds and performance bonds, (v) trade payables or other current liabilities in the ordinary course of business or (vi) any deferred rent. For purposes of Section 1 (Description of Transaction), Debt shall mean Debt, as defined above, outstanding as of the Reference Time (but before taking into account the consummation of the transactions contemplated by this Agreement). For the avoidance of doubt, Debt shall not include any Taxes.
75.“Deductible” shall mean $250,000.
76.“DGCL” shall have the meaning set forth in the recitals of this Agreement.
77.“Disclosure Schedule” shall mean the disclosure schedule that has been prepared by the Company and delivered or made available to Parent and Merger Sub on the date of the Agreement
. The contents of each of the contracts and other documents referred to in the Disclosure Schedule shall be deemed to be incorporated and referred to in the Disclosure Schedule as though set forth in full therein.
78.“Dispute Auditor” shall have the meaning set forth in Section 1.11(d) (Post-Closing Adjustment to Closing Merger Consideration Amount).
79.“Dispute Notice” shall have the meaning set forth in Section 1.11(c) (Post-Closing Adjustment to Closing Merger Consideration Amount).
80.“Dissenting Shares” shall have the meaning set forth in Section 1.15 (Appraisal and Dissenters’ Rights).
81.“Dissenting Stockholder” shall have the meaning set forth in Section 1.15 (Appraisal and Dissenters’ Rights).
82.“DOJ” shall have the meaning set forth in Section 5.2(d) (Regulatory Filings; Reasonable Best Efforts).
83.“Earnout Arbitration” shall have the meaning set forth in Section 1.12(n) (Earnout Consideration).
84.“Earnout Dispute Notice” shall have the meaning set forth in Section 1.12(f) (Earnout Consideration).
85.“Earnout Dispute Auditor” shall have the meaning set forth in Section 1.12(g) (Earnout Consideration).
86.“Earnout Payment” shall have the meaning set forth in Section 1.12(a) (Earnout Consideration).
87.“Earnout Report” shall have the meaning set forth in Section 1.12(b) (Earnout Consideration).

88.“Effective Time” shall have the meaning set forth in Section 0 (Closing; Effective Time).
89.“Employee Option” shall mean a Company Option granted to an Person in their capacity as an employee of the Company for applicable employment Tax purposes.
90.“Employee Option Holder” shall mean each holder of a Company Option that is an employee of the Company or was an employee of the Company when the Company Option was granted.
91.“End Date” shall mean the date that is 270 days from the date of this Agreement provided, however, that each of the Company and Parent shall have the right to extend the End Date by up to 60 days if any of the conditions set forth in Section 6 (Conditions Precedent to the Obligations of Parent and Merger Sub) or Section 7 (Conditions Precedent to the Obligation of the Company) of the Agreement shall not have been satisfied or waived on or prior to such date upon prior written notice to the other party.
92.“Entity” shall mean any corporation (including any nonprofit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization or entity.
93.“Environmental Law” shall mean any Law or governmental regulation relating to (a) the protection, preservation or restoration of the environment (including, air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource); (b) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of, any Hazardous Substances; or (c) safety issues (including human and occupational safety and health), in each case as amended and as in effect on the date hereof.
94.“Environmental Permit” shall mean any material permit, license, review, certification, approval, registration, Consent or other authorization issued pursuant to any Environmental Laws.
95.“Equity Incentive Plans” shall mean the Company’s 2002 Stock Option and Incentive Plan and 2011 Stock Option and Grant Plan, in each case, as amended or restated.
96.“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.
97.“ERISA Affiliate” shall have the meaning set forth in Section 2.15(i) (Employee Benefit Plans and Employee Matters).
98.“Escrow Account” shall have the meaning set forth in Section 1.17(a) (Escrow Agreement).

99.“Escrow Agent” shall mean such escrow agent as shall be mutually and reasonably agreed upon by Parent and the Securityholders’ Representative.
100.“Escrow Agreement” shall have the meaning set forth in Section 1.17(a).
101.“Escrow Amount” shall mean an amount equal to the aggregate of the Special Escrow Amount, the Purchase Price Escrow Amount and the Retention Escrow Amount.
102.“Escrow Fund” shall mean, at any given time after the Closing, the funds remaining in the Escrow Account, including any amount of interest actually earned.
103.“Estimated Closing Date Cash Amount” shall have the meaning set forth in the definition of “Estimated Closing Statement” in this Exhibit A.
104.“Estimated Closing Date Indebtedness” shall have the meaning set forth in the definition of “Estimated Closing Statement” in this Exhibit A.
105.“Estimated Closing Date Net Working Capital” shall have the meaning set forth in the definition of “Estimated Closing Statement” in this Exhibit A.
106.“Estimated Closing Date Transaction Expenses” shall have the meaning set forth in the definition of “Estimated Closing Statement” in this Exhibit A.
107.“Estimated Closing Statement” shall mean a written statement setting forth (a) an estimated Closing Date Balance Sheet and (b) in reasonable detail (i) the Aggregate Exercise Amount; and (ii) the Company’s good faith estimate of (1) the Closing Date Net Working Capital (the “Estimated Closing Date Net Working Capital”), and the Estimated Net Working Capital Adjustment, (2) the Closing Date Cash Amount (the “Estimated Closing Date Cash Amount”), (3) the Closing Date Indebtedness (the “Estimated Closing Date Indebtedness”), (4) the Closing Date Transaction Expenses (the “Estimated Closing Date Transaction Expenses”) and (5) the Settlement Debt (the “Estimated Settlement Debt”).
108.“Estimated Net Working Capital Adjustment” shall mean, as applicable: (a) the amount by which the Target Net Working Capital exceeds the Estimated Closing Date Net Working Capital by more than $100,000 (expressed as a negative amount), (b) the amount by which the Estimated Closing Date Net Working Capital exceeds the Target Net Working Capital by more than $100,000 (expressed as a positive amount), or (c) if the absolute value of the difference between the Estimated Closing Date Net Working Capital and the Target Net Working Capital is $100,000 or less, $0.
109.“Estimated Settlement Debt” shall have the meaning set forth in the definition of “Estimated Closing Statement” in this Exhibit A.
“Excluded Products” shall mean any (i) CardionTM products, (ii) ABRA products and (iii) other pipeline products of the Company of which no commercial sales have been made as of the date of this Agreement, in each case, including any such products under development, any currently planned improvements thereto or any configurations thereof.

110.“FDA” shall mean the U.S. Food and Drug Administration, or any successor agency or authority thereto
.
111.“FDCA” shall mean the Federal Food, Drug, and Cosmetic Act, as amended, and all related rules, regulations and guidance (including, without limitation, the regulations promulgated in title 21 of the Code of Federal Regulations).
112.“Final Award” shall have the meaning set forth in Section 1.12(n) (Earnout Consideration).
“Final Net Working Capital Adjustment” shall mean, as applicable: (a) the amount by which the Target Net Working Capital exceeds Closing Date Net Working Capital by more than $100,000 (expressed as a negative amount); (b) the amount by which the Closing Date Net Working Capital exceeds the Target Net Working Capital by more than $100,000 (expressed as a positive amount); or (c) if the absolute value of the difference between the Target Net Working Capital and the Closing Date Net Working Capital is $100,000 or less, $0;
“FTC” shall have the meaning set forth in Section 5.2(d) (Regulatory Filings; Reasonable Best Efforts).
113.“GAAP” shall mean United States generally accepted accounting principles
. With respect to the computations pursuant to Section 1.11 (Post-Closing Adjustment to Closing Merger Consideration Amount), GAAP shall mean such principles as in effect as of the Reference Time.
114.“GDPR” means Regulation (EU) 2016/679 of the European Parliament and of the Council of 27 April 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data.
115.“Government Official” shall mean (a) any officer or employee of any Governmental Body, (b) any Person acting in an official capacity on behalf of a Governmental Body, (c) any officer or employee of a Person that is majority or wholly owned by a Governmental Body, (d) any officer or employee of a public international organization, such as the World Bank or the United Nations, (e) any officer or employee of a political party or any Person acting in an official capacity on behalf of a political party or (f) any candidate for political office.
116.“Governmental Authorization” shall mean any (a) permit, license, certificate, franchise, permission, variance, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement or (b) right under any Contract with any Governmental Body.

117.“Governmental Body” shall mean any national, federal, regional, state, provincial, local, or foreign or other governmental authority or instrumentality, legislative body, court, administrative agency, regulatory body, commission.
118.
119.“Hazardous Substance” shall mean any substance listed, defined, designated or classified as hazardous, toxic, radioactive, dangerous, or a “pollutant” or “contaminant” or otherwise regulated, under any Environmental Law
. “Hazardous Substance” shall include any substance for which exposure is regulated by any Governmental Body or any Environmental Law, including any toxic waste, pollutant, contaminant, hazardous substance, toxic substance, hazardous waste, special waste, regulated medical waste, petroleum or any derivative or by-product thereof, radon, radioactive material, asbestos, or asbestos containing material, urea formaldehyde foam insulation, lead, mold, mold spores and mycotoxins or polychlorinated biphenyls or other similar substances.
120.“HCP Attestation” shall have the meaning set forth in Section 1.12(l).
121.“HCP Exclusion” shall have the meaning set forth in the definition of “Net Revenue” in this Exhibit A.
122.“Health Care Professional” means any Person (e.g., hospital or hospital purchase manager, physician, nurse, medical practice group or medical practice group manager, group purchasing organization or third-party payor) that purchases, leases, recommends, uses, prescribes or arranges for the purchase or lease of Company Products or related services or similar products or services.
123.“HSR Act” shall mean the Hart-Scott-Rodino Anti-Trust Improvements Act of 1976, as amended.
124.“ICC” shall have the meaning set forth in Section 1.12(n) (Earnout Consideration).
125.“Indemnification Demand” shall have the meaning set forth in Section 8.3(a) (Indemnification Mechanics).
126.“Indemnification Dispute Notice” shall have the meaning set forth in Section 8.3(b) (Indemnification Mechanics).
127.“Indemnified Party” shall mean the Person entitled to indemnification under Section 8 (Indemnification).
128.“Indemnitor” shall have the meaning set forth in Section 8.4(a) (Third Person Claim Indemnification Mechanics).
129.“Information Statement” shall have the meaning set forth in Section 5.1(c).

130.“Initial Company Stockholder Vote” shall mean the affirmative vote by written consent of (a) the holders of a majority of the shares of Company Common Stock and Company Preferred Stock outstanding on the applicable record date, voting together as a single class (with the Company Preferred Stock voting on an “as converted” basis), (b) the holders of a majority of each series of the Preferred Stock, voting as separate classes on an “as-converted” basis and on a total shares outstanding basis, to the conversion of Preferred Stock solely into the right to receive an amount in cash as set forth in this Agreement and (c) the holders of a majority of the Series B Convertible Preferred Stock, Series C Convertible Preferred Stock and Series D Convertible Preferred Stock outstanding on the applicable record date, voting together as a single class on an “as-converted” basis and on a total shares outstanding basis
131.“Insurance Policies” shall have the meaning set forth in Section 2.17 (Insurance).
132.“Intellectual Property” shall mean the following, anywhere in the world, including registrations and applications therefor, goodwill, common law rights, and moral rights thereto:
(a)patents and utility models of any kind, patent applications, including provisional applications, statutory invention registrations, inventions, discoveries and invention disclosures (whether or not patented), and all related continuations, continuation-in-part, divisions, reissues, re-examinations, substitutions, and extensions thereof (collectively, “Patents”);
(b)trademarks, service marks, trade names, symbols, logos, trade dress, and all other similar identifiers of origin, whether or not registered, and all pending applications for registration of the same, other than regulatory filings;
(c)copyrights, works of authorship whether or not published or registered, and all pending applications for registration of the same;
(d)Internet domain names and URLs;
(e)trade secrets and other rights in know-how and confidential or proprietary information (collectively, “Trade Secrets”);
(f)computer programs, software and databases, whether in object or source code form; and
(g)all other intellectual property rights.
133.“Intellectual Property Contract” shall have the meaning set forth in Section 2.8(l).
134.“Inventory” shall mean (a) all Company Products that have received all intended increments of value through manufacturing or other processing and that are being held for resale, and (b) all raw materials, parts, components, work-in-progress, field inventory loaners, sales force inventory, consignment, packaging materials and similar items with respect to the

Company Products, in each case wherever located and including such items previously ordered or purchased and in transit to the Company.
135.“IRS” shall mean the Internal Revenue Service.
136.“IT Assets” means computers, software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines, and all other information technology equipment, and all associated documentation.
137.“Joint Written Instructions” shall have the meaning set forth in Section 1.17(d) (Escrow Agreement).
138.“Knowledge” shall have the meaning set forth in Section 10.11 (Knowledge).
139.“Knowledge Individuals” shall mean the following Persons: Patrick McBrayer, Christopher Branch, Matthew Kunst and Bill Hrubes.
140.“Law” shall mean any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body.
141.“Leased Real Property” shall have the meaning set forth in Section 2.7(a) (Real Property; Leasehold).
142.“Legal Proceeding” shall mean any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.
143.“Legal Requirement” shall mean any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (or under the authority of NASDAQ).
144.“Letter of Transmittal” shall have the meaning set forth in Section 1.10(a) (Exchange/Payment).
145.“Lien” or “Liens” shall mean all mortgages, licenses, encumbrances, security interests, claims, charges or pledges.
146.“Material Contract” shall have the meaning set forth in Section 2.10(a) (Material Contracts).
147.“MDR” shall have the meaning set forth in Section 2.9(h) (Regulatory Matters).

148.“Merger” shall have the meaning set forth in the recitals of this Agreement.
149.“Merger Sub” shall have the meaning set forth in the preamble of this Agreement.
150.“Milestone Period” shall have the meaning set forth in Section 1.12(c) (Earnout Consideration).
151.“Milestone Year” shall have the meaning set forth in Section 1.12(a) (Earnout Consideration).
152.“Net Revenue” shall mean the amounts, determined in accordance with GAAP and Parent’s revenue recognition policies, that Parent and its Affiliates record for commercial sales of ACell Products to third parties during the relevant period anywhere in the world, reduced only by the following amounts to the extent allocable to such sales of ACell Products and to the extent consistent with Parent’s practices for products of like character: (a) any refunds, credits or allowances actually given or credited to any third party due to rejections, defects, recalls, price adjustments or returns of ACell Products, (b) any discounts, rebates or samples actually given or credited, (c) sales, use, occupation, value-added, consumption, import, export or excise or other Taxes levied on, absorbed, determined or imposed with respect to such sales (excluding income or net profit taxes or franchise taxes of any kind), to the extent paid by Parent or any of its Subsidiaries, (d) freight, duty, insurance or other transportation related costs included therein, (e) amounts written-off by Parent or its Affiliates during such period as uncollectible, (f) warranty expense estimated at the time of shipment, regardless of whether it is in-line with GAAP to include warranty as a deduction from revenue, (g) any deferrals of revenue in accordance with GAAP and Parent’s revenue recognition policies, , and (h) rebates (or their equivalent) granted by Parent or its Affiliate (including to Governmental Bodies, purchasers, reimbursors, customers, distributors, wholesalers, and group purchasing and managed care organizations and entities (and other equivalent entities and institutions)) which effectively reduce the selling price or gross sales
. When calculating the Net Revenue for any period, the amount of such sales in foreign currencies shall be converted into United States dollars pursuant to the foreign exchange rate used by Parent in its financial reporting in accordance with GAAP for such period.  If the ACell Product is sold as part of a bundle, combination or kit not all of which would be an ACell Product, then Parent shall calculate in good faith the invoiced price of the ACell Product allocable to Net Revenue in proportion to the ACell Product’s average selling price as a stand-alone product versus the average selling price of the other components of the bundle, combination or kit as a stand-alone product in commercial quantities pursuant to an arm’s-length transaction to similar third parties.  If the ACell Product is sold as part of a bundle, combination or kit not all of which would be an ACell Product and the ACell Product or other components of the bundle, combination or kit, is not sold as a stand-alone product, then the Parent or its Affiliates shall calculate in good faith the invoice price of the ACell Product allocable to Net Revenues, based on the ACell Product’s relative value in relation to the relative value of the bundle, combination or kit. Net Revenue shall exclude all revenue derived from any Participating Securityholder or other Person entitled to receive any amounts hereunder, in their capacity as a Health Care Professional (including Persons listed on Section 1 of the Disclosure Schedule so long as such Person is entitled to receive any amounts hereunder), (A) making use of any ACell Products in any medical procedure or (B) marketing, promoting or otherwise encouraging any other person to use ACell Products (the “HCP Exclusion”); provided that a determination as to whether a Participating Securityholder is a Health Care Professional shall be made based on such Participating Securityholder’s representations under the Letter of Transmittal and any HCP Attestation delivered pursuant to this Agreement.
153.“Non-Dissenting Stockholder” shall mean each Company Stockholder that does not perfect or otherwise loses such stockholder’s appraisal or dissenters’ rights under the DGCL and is otherwise entitled to receive consideration pursuant to Section 1.5 (Conversion of Shares).
154.“Non-Employee Option” shall mean a Company Option granted to a Person other than in a capacity as an employee of the Company for applicable employment Tax purposes.
155.“Non-Employee Option Holder” shall mean each holder of a Company Option who is not an Employee Option Holder.
156.“Notice Period” shall have the meaning set forth in Section 8.4(b) (Third Person Claim Indemnification Mechanics).
157.“OFAC” shall mean the U.S. Department of the Treasury’s Office of Foreign Assets Control
.
158.“Ownership Percentage” shall, with respect to a Participating Securityholder, be equal to the quotient obtained by dividing (a) the aggregate number of shares of Company Common Stock held by such Participating Securityholder as of immediately prior to the Effective Time (including, for purposes of this definition, (i) the aggregate number of shares of Company Common Stock issuable upon the conversion of shares of Company Preferred Stock outstanding as of immediately prior to the Effective Time, and (ii) the aggregate number of shares of Company Common Stock underlying Company Options outstanding as of immediately prior to cancellation immediately prior to the Effective Time) by (b) the Closing Company Share Number.
159.“Parent” shall have the meaning set forth in the preamble of this Agreement.
160.“Parent 401(k) Plan” shall have the meaning set forth in Section 5.3(e) (Employee Benefits).
161.“Parent Deductible” shall mean $2,250,000.
“Parent Employer Taxes” shall mean in respect of any payment all employer taxes due in respect of such payment that are not Sellers Employer Taxes.
162.“Parent Executive” shall mean the CEO and CFO of Parent from time to time.

163.“Parent Indemnified Party” shall have the meaning set forth in Section 8.1 (Indemnification of Parent).
164.“Parent Plans” shall have the meaning set forth in Section 5.3(b) (Employee Benefits).
165.“Participating Securityholders” shall mean each Non-Dissenting Stockholder and each holder of Company Options, each as of immediately prior to the Effective Time.
166.“Patents” shall have the meaning set forth in the definition of “Intellectual Property” in this Exhibit A.
167.“Payment Agent” shall have the meaning set forth in Section 1.10(a) (Exchange/Payment).
168.“Payoff Letter” shall have the meaning set forth in Section 1.7 (Payoff Letters).
169.“Payroll Tax Executive Order” means the Presidential Memorandum on Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster, as issued on August 8, 2020 and including any administrative or other guidance published with respect thereto by any Governmental Body (including IRS Notice 2020-65).
170.“Per Share Earnout Payment” shall mean for each Earnout Payment that becomes payable the quotient of (a) the Earnout Payment amount, divided by (b) the Closing Company Share Number.
171.“Per Share Upfront Merger Consideration” shall mean (a) the Closing Merger Consideration Amount, divided by (b) the Closing Company Share Number.
172.“Permitted Encumbrances” shall mean: (a) statutory liens for current Taxes or other governmental charges (i) not yet delinquent or (ii) the amount or validity of which is being contested in good faith by appropriate proceedings by the Company and for which appropriate reserves have been established in accordance with GAAP; (b) mechanics’, carriers’, workers’, repairers’ and similar statutory liens arising or incurred in the ordinary course of business for amounts that are not delinquent and that are not, individually or in the aggregate, material in amount or effect on the Company, unless being contested in good faith by appropriate proceedings and for which adequate accruals or reserves have been established; (c) zoning, entitlement, building and other land use regulations or ordinances imposed by Governmental Bodies having jurisdiction over the Leased Real Property that are not violated by the current use and operation of the Leased Real Property; (d) covenants, conditions, restrictions, easements and other similar matters of record affecting title to the Leased Real Property that do not materially impair the occupancy or use of the Leased Real Property for the purposes for which it is currently used or proposed to be used in connection with the Company’s business; (e) public roads and highways; (f) matters that would be disclosed by an inspection, a current title commitment, or accurate survey of each parcel of real property; (g) liens arising under worker’s compensation, unemployment insurance, social security, retirement and similar legislation; (h)

title to any portion of the premises lying within the right of way or boundary of any public road or private road which, individually or in the aggregate, do not materially adversely affect the value or the continued use of the Leased Real Property; and (i) leases or subleases and licenses or sublicenses granted pursuant to Material Contracts entered in the ordinary course of business prior to the date of this Agreement and which have been made available to Parent.
173.“Person” shall mean any individual, Entity or Governmental Body.
174.“Personally Identifiable Information” means (a) any information that alone or in combination with other information can be used to specifically identify an individual person, device or browser, (b) any individually identifiable health information, and (c) any other information whose collection, use, transfer, disclosure or other exploitation is protected by applicable Laws.
“Post-Closing Tax Period” shall mean any taxable period (or portion thereof) beginning after the Closing Date, including the portion of the Straddle Period beginning after the Closing Date.
175.
176.“PPP Loan” shall mean the U.S. Small Business Administration Paycheck Protection Program Note, dated April 21, 2020, by and between the Company and Silicon Valley Bank
.
177.“PPP Loan Amount” shall have the meaning set forth in Section 6.13.
“PPP Loan Deductions” shall have the meaning set forth in Section 8.9(b)(3).
178.“PPP Loan Escrow Account” shall have the meaning set forth in Section 6.13.
179.“PPP Loan Escrow Funding” shall have the meaning set forth in Section 5.8(a).
180.“Pre-Closing Period” shall have the meaning set forth in Section 4.1 (Access).
181.“Pre-Closing Tax Period” shall mean any taxable period (or portion thereof) ending on or before the Closing Date, including the Closing Date, including the portion of the Straddle Period ending on and including the Closing Date.
182.“Purchase Price Escrow Amount” shall mean $750,000.
183.“Purchase Price Escrow Fund” shall mean, that portion of the Escrow Fund equal to the Purchase Price Escrow Amount, as such fund may be decreased from time to time pursuant to this Agreement and the Escrow Agreement.

184.“Qualified Transferee” shall mean, as of the date of determination, a company that (i) has a market capitalization or shareholders’ equity of not less than $5,000,000,000 and (ii) in the good faith judgment of Parent, is capable of assuming and performing the obligations of Parent under this Agreement.
185.“Real Property Leases” shall have the meaning set forth in Section 2.7(a) (Real Property; Leasehold).
186.“Recall” shall have the meaning set forth in Section 2.9(i) (Regulatory Matters).
“Records” shall have the meaning set forth in Section 1.12(c)(iii) (Earnout Consideration).
187.“Reference Time” shall mean (a) if Closing occurs on December 31, 2020, 11.59 p.m. New York time, on the Closing Date and (b) in all other cases, 12:01 a.m., New York time, on the Closing Date; provided that the Reference Time for purposes of calculating Tax liabilities included in Closing Date Net Working Capital shall be 11:59 p.m., New York time, on the Closing Date
.
188.“Registered IP” shall mean all Intellectual Property that is registered, filed, or issued under the authority of any Governmental Body or Internet domain name registrar, including all patents, registered copyrights, registered mask works, registered trademarks, Internet domain names, and all applications for any of the foregoing.
189.“Required Company Stockholder Vote” shall have the meaning set forth in Section 2.20 (Vote Required).
190.“Retention Escrow Amount” shall mean an amount equal to fifty percent (50%) of the R&W Insurance Retention Amount.
191.“Retention Escrow Fund” shall mean, that portion of the Escrow Fund equal to the Retention Escrow Amount, as such fund may be decreased from time to time pursuant to this Agreement and the Escrow Agreement.
192.“R&W Insurance” shall have the meaning set forth in Section 8.7 (R&W Insurance).
193.“R&W Insurance Retention Amount” shall mean $4,500,000.
194.“Sanctions” shall have the meaning set for in Section 2.12(d) (Compliance with Laws; Export Controls).
195.“Securityholder Indemnified Party” shall have the meaning set forth in Section 8.2 (Indemnification of Participating Securityholders).

196.“Securityholders” shall mean each holder of Company Capital Stock, and each holder of Company Options, each as of immediately prior to the Effective Time.
197.“Securityholders’ Representative” shall have the meaning set forth in Section 1.16(a) (Securityholders’ Representative).
198.“Securityholders’ Representative Engagement Agreement” shall have the meaning set forth in Section 1.16(e) (Securityholders’ Representative).
199.“Securityholders’ Representative Expenses” shall have the meaning set forth in Section 1.16(d) (Securityholders’ Representative).
200.“Securityholders’ Representative Group” shall have the meaning set forth in Section 1.16(e) (Securityholders’ Representative).
201.“Securityholders’ Representative Reserve” shall have the meaning set forth in Section 1.16(d) (Securityholders’ Representative).
202.“Sellers Employer Taxes” shall mean in respect of any payment pursuant to this Agreement (a) to be made to any Person who is at the time of such payment no longer employed by the Surviving Corporation or any of its Affiliates, the entire employer portion of Taxes payable in relation to such Person and (b) in respect of any other Person, the employer portion of Taxes that would have been payable in relation to such Person if such payment had been made on December 31 of the year in which such amounts are paid (calculated assuming the Person remains employed as of such December 31 date and the Tax laws in effect as of the time of the payment will be in effect as of such December 31 date).
203. “Series A Convertible Preferred Stock” shall mean the Series A Convertible Preferred Stock, $0.001 par value per share, of the Company.
204.“Series B Convertible Preferred Stock” shall mean the Series B Convertible Preferred Stock, $0.001 par value per share, of the Company.
205.“Series C Convertible Preferred Stock” shall mean the Series C Convertible Preferred Stock, $0.001 par value per share, of the Company.
206.“Series D Convertible Preferred Stock” shall mean the Series D Convertible Preferred Stock, $0.001 par value per share, of the Company.
207.“Settlement Agreement” shall mean (i) the set of agreements including, without limitation, the executed plea agreement, originally dated April 16, 2019, between the United States of America acting through the United States Attorney’s Office for the District of Maryland and the United States Department of Justice Consumer Protection Branch and the Company, and the attachments thereto including, without limitation, “Attachment A Statement of Facts – ACell, Inc.;” Attachment B, which is entitled “Settlement Agreement” between the United States Department of Justice on behalf of the Office of Inspector General of the Department of Human Services on behalf of the TRICARE Program and the United States Department of Veteran

Affairs, the Company, John Murtaugh and Ali Mahdavi dated May 19, 2019, including the Corporate Integrity Agreement between the Office of Inspector General of the United States Department of Health and Human Services, as referenced in Paragraph 8 therein; and “Attachment C Compliance Program and Certifications” and (ii) the settlement agreements between the Company and the State of Florida, executed on May 13, 2019; the Company and the State of Maryland, executed on May 13, 2019; the Company and the State of Wisconsin, executed on May 13, 2019.
208.“Settlement Debt” shall mean the total amount payable at any time in respect of the Settlement Agreements. For the avoidance of doubt, the actual costs of ongoing compliance by the Company with the Settlement Agreements shall not be deemed to be Settlement Debt.
209.“Severance Amount” shall mean the amounts set forth on Schedule II.
210.“Shortfall” shall have the meaning set forth in Section 1.11(g) (Post-Closing Adjustment to Closing Merger Consideration Amount).
211.“Significant Customer” shall have the meaning set forth in Section 2.25(a) (Customer and Supplier).
212.“Significant Supplier” shall have the meaning set forth in Section 2.25(b) (Customer and Supplier).
213.“Special Indemnity Losses” shall have the meaning set forth in Section 8.1(h).
214.“Special Escrow Amount” shall mean $2,000,000.
215.“Special Escrow Fund” shall mean, that portion of the Escrow Fund equal to the Special Escrow Amount, as such fund may be decreased from time to time pursuant to this Agreement and the Escrow Agreement.
216.“Specified Persons” shall mean the following Persons: Scott Carter and Angie Nauman.
217.“Specified Representations” shall mean the representations and warranties set forth in Section 2.1 (Due Incorporation; Subsidiaries; Etc.), Sections 2.3(a), (b), (d), (e) (first sentence only) and (f) (Capitalization, Etc.), Section 2.19 (Authority; Binding Nature of Agreement) and Section 2.22 (Financial Advisor).
“Step-Down Release Amount” shall mean $1,500,000 minus any amounts of the Retention Escrow Fund that have been paid to Parent pursuant to Section 8.
“Stockholder” shall mean holders of Company Common Stock and Company Preferred Stock.
218.“Straddle Period” shall mean any taxable period beginning on or before and ending after the Closing Date.

219.“Subsidiary” shall mean, with respect to any Person, any partnership, limited liability company, corporation or other business entity of which (a) if a corporation, a majority of the total voting power of shares of capital stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (b) if a partnership, limited liability company or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof.
220.“Support Agreements” shall have the meaning set forth in the recitals to this Agreement.
221.“Surviving Corporation” shall have the meaning set forth in Section 1.1 (Merger of Merger Sub into the Company).
222.“Takeover Proposal” shall mean any proposal or offer from any Person (other than Parent or its Affiliates or their respective representatives) for any acquisition by such Person of a material amount of the assets of the Company (other than an acquisition of assets of the Company in the ordinary course of business consistent with past practice or as expressly permitted under the terms of this Agreement) or an acquisition, directly or indirectly of more than 50% of the total voting securities of the Company.
223.“Takeover Statute” shall have the meaning set forth in Section 2.26 (Takeover Statutes).
224.“Target Net Working Capital” shall mean an amount equal to $14,460,000.
225.“Tax” or “Taxes” shall mean all federal, state or local and all foreign taxes of any kind whatsoever, including income, gross receipts, goods and services, windfall profits, value added, severance, property, production, sales, use, duty, license, excise, franchise, employment, withholding or similar taxes, together with any interest, additions or penalties with respect thereto and any interest with respect to such additions or penalties.
226.“Tax Returns” shall mean any return, statement, report, tax filing or form (including estimated Tax returns and reports, withholding Tax returns and reports, any schedule or attachment, and information returns and reports), including any amendments, filed or required to be filed with a Governmental Body.
227.“Terminated Indebtedness” shall have the meaning set forth in Section 1.7 (Payoff Letters).
228.“Third Person Claim” shall have the meaning set forth in Section 8.4(a) (Third Person Claim Indemnification Mechanics).

229.“Third Person Claim Notice” shall have the meaning set forth in Section 8.4(a) (Third Person Claim Indemnification Mechanics).
230.“Trade Secrets” shall have the meaning set forth in the definition of “Intellectual Property” in this Exhibit A.
231.“Transaction Deductions” means all items of loss or deduction to the extent permitted by applicable Law to be deducted against income Taxes in 2020 or 2021 resulting from or attributable to: (a) the exercise or cash out of Company Options, (b) the payment of severance, bonuses or other compensatory payments made in connection with the transactions contemplated by this Agreement; (c) Closing Date Transaction Expenses; (d) any fees, expenses, premiums and penalties with respect to the prepayment of debt and the write-off of the amortization of deferred financing, in each case with respect to Terminated Indebtedness or Settlement Debt; or (e) any liabilities included in Closing Date Net Working Capital or Closing Date Indebtedness.
232.“Transaction Documents” means this Agreement, the Escrow Agreement and the other documents, agreements, certificates and other instruments to be executed, delivered and performed by the parties hereto in connection with the transactions contemplated by this Agreement.
233.“Transactions” shall have the meaning set forth in the recitals to this Agreement.
234.“Transfer Taxes” shall mean any sales, use, value added, transfer, stamp, registration, documentary, excise, real property transfer or gain, or similar non-income Taxes incurred as a result of the transactions contemplated in this Agreement.
235.“Unaudited Balance Sheet” shall have the meaning set forth in Section 2.4(a) (Financial Statements).
“Update Report” shall have the meaning set forth in Section 1.12(e) (Earnout Consideration).
236.“Upfront Payment Amount” shall mean:
(a)the Closing Merger Consideration Amount;
(b)minus the aggregate Closing Options Payout Amount payable to Employee Option Holders in respect of Employee Options.
237.“Upfront Purchase Price” shall mean $300,000,000.
238.“USPTO” shall have the meaning set forth in Section 2.8(d) (Intellectual Property).
239.“Waived 280G Benefits” shall have the meaning set forth in Section 5.1(b) (Stockholder Consent or Approval).

240.“Willful Breach” shall mean an act or omission that constitutes a breach of a covenant contained in this Agreement (or in the case of a Participating Securityholder, any agreement to which such Participating Securityholder is a party) and that was taken or omitted to be taken for the purpose of breaching such covenant and was not merely a volitional action or omission but does not require malicious or tortious intent.
241.“Withholding Agent” shall have the meaning set forth in Section 1.10(e) (Exchange/Payment).
242.“Written Consent” shall have the meaning set forth in Section 5.1(a) (Stockholder Consent or Approval)
.